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As filed with the Securities and Exchange Commission on January 23, 2002

Registration No. 333-76356

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

POLYCOM, INC.
(Exact name of Registrant as specified in its charter)

Delaware	94-3128324
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1565 Barber Lane
Milpitas, California 95035
(408) 526-9000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Michael R. Kourey
Senior Vice President of Finance
and Administration
and Chief Financial Officer
Polycom, Inc.
1565 Barber Lane
Milpitas, California 95035
(408) 526-9000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark A. Bertelsen, Esq. Jose F. Macias, Esq. J. Rol Williams, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Curtis L. Mo, Esq. Peter S. Buckland, Esq. Joseph K. Wyatt, Esq. Brobeck, Phleger & Harrison LLP Two Embarcadero Place, 2200 Geng Road Palo Alto, California 94303 (650) 424-0160

Approximate date of commencement of proposed sale to the public:
 As soon as practicable after the effective date of this Registration Statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a), of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 23, 2002

7,000,000 Shares
Common Stock

Our common stock is listed on the Nasdaq National Market under the symbol "PLCM." The last reported sale price on January 18, 2002 was $32.32 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 10.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 1,050,000 shares from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC is acting as book-running lead manager for the offering. Thomas Weisel Partners LLC expects to deliver the shares to purchasers on or about                            , 2002.

Joint Lead Managers

Thomas Weisel Partners LLC	Morgan Stanley

Goldman, Sachs & Co.

RBC Capital Markets

Wells Fargo Securities, LLC

The date of this prospectus is January     , 2002

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

        In this prospectus "Polycom," "we," "us" and "our" refer to Polycom, Inc. and its subsidiaries. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering and our financial statements appearing in this prospectus and in the documents incorporated by reference in this prospectus. Because this is only a summary, you should read the rest of this prospectus, including the documents incorporated by reference in this prospectus, before you invest in our common stock. Read this entire prospectus carefully, especially the risks described under "Risk Factors."

Our Business

        We develop, manufacture and market a comprehensive line of high-quality, easy-to-use communications equipment that enables enterprise users to more effectively conduct video, voice and data communications. We provide an end-to-end solution that includes enterprise video and voice communications end-points, network systems products, network access products, and services. Our enterprise video and voice communications products enable businesses and other organizations to easily communicate with employees, customers, and partners, regardless of location. Our network systems products include bridges, gateways and call processing servers that enable communications across and between different types of networks and end-points. Our network access products, including integrated access devices, or IADs, and routers, enable small and medium-sized businesses to easily and cost-effectively access broadband voice and data services. The breadth of our product offering enables us to provide our customers with a comprehensive, end-to-end communications solution, which spans the desktop, meeting room and enterprise or service provider network.

        Our products are unified under The Polycom Accelerated Communications Architecture, a framework of common technology principles and objectives for intelligent, standards-based communications. This architecture is designed to facilitate interoperability among systems in a multi-vendor environment, leverage common features across a variety of products and streamline management processes. Because it is based on open standards and supports a wide range of communications protocols, the architecture helps our customers protect their existing and future investments in a converged communications infrastructure. The Polycom Accelerated Communications Architecture serves as the enabling platform for The Polycom Office, our model of a unified communications environment for employees, customers and business partners to communicate in a dispersed workplace.

        We have established partnerships with leading communications and technology firms to assist us in developing, marketing, distributing and manufacturing our products. For example, we have agreements with Alcatel, Cisco Systems and Dialogic, a subsidiary of Intel, to develop and market voice-over-IP, or VoIP, communications products and have formed other strategic relationships with leading companies such as Avaya, Lucent Technologies, Nortel Networks and Siemens. We sell our products through a network of over 250 channel partners, including leading communications service providers, communications equipment providers, value-added resellers, distributors and retailers. We manufacture our products through a low-cost, outsourced model optimized for quality, reliability and fulfillment agility.

Our Markets and Products

Video Communications

        Enterprises are increasingly seeking technologies to facilitate more natural and effective one-on-one and group communications among people separated by distance. Several trends are driving the need for improved collaboration, including the following:

  •
  proliferation of branch offices;

  •
  time, cost and other concerns of long-distance travel;

  •
  increased telecommuting;

  •
  adoption of the extended enterprise, which includes the supply chain, customer channels and other key linkages;

  •
  potential for greater productivity; and

  •
  heightened importance of regular interaction among companies with their employees, customers and partners.

        Video communication has rapidly emerged as a preferred method of collaboration among individuals separated by distance. However, the ability to conduct successful video communication in the past has been hindered by low bandwidth connections and equipment that was difficult to use, unreliable, expensive or otherwise ineffective. With the increasing availability of broadband services and advances in video communications technology, many enterprises are now seeking communications equipment capable of utilizing available bandwidth to enable real-time and on-demand video communications.

        We offer a family of video communications products and network management software that facilitate high-quality video communications. Our ViewStation product family is comprised of high-performance, cost-effective and easy-to-use group videoconferencing systems. Our iPower products utilize a PC-based architecture, optimized for intensive computing and data interaction in conjunction with video communications. Our ViaVideo desktop video communications appliance integrates a multimedia processor, camera and our patented full-duplex Acoustic Clarity Technology for two-way video, voice and data transmission in a single, low-cost device. Our Visual Concert family of peripherals allows users of our ViewStation products to more easily incorporate data, documents and visual effects into their videoconferencing sessions. Our Global Management System provides users of our video communications products with a globally-accessible address book, real-time conference monitoring and other network management features such as remote diagnostics and upgrades. All of our video communications products are compatible with international standards and are in use in more than 30 countries.

        To assist our customers in implementing and managing their video communications applications on a global basis, we offer a portfolio of professional and maintenance services. Our consulting services include network design to provide video communications solutions tailored to our customers' unique design requirements. Our training program provides our channel partners and end-user customers with educational services to ensure effective operation of our products. For the on-going support of our customers' video communication systems, we provide premium warranty plans and maintenance services, including telephone support, parts exchange, on-site assistance and direct access to our support engineers for real-time troubleshooting of our products. Our services are sold both directly to customers and through our distribution channel partners.

Product	Key Features	Typical List Price
ViewStation	• High-quality, enhanced video and voice delivered at 30 frames per second and up to 60 fields per second
•    Embedded Web functionality
•    IP and ISDN connectivity
	• Up to 4-port multipoint capability (IP and ISDN)	$3,999 - $18,999
iPower 600 and 900 Series
•    Multi-purpose computing and interaction solution
•    High-quality, enhanced video and voice delivered at 30 frames per second
•    Embedded Intel-based PC capable of running stand-alone PC applications (such as MS Office, Web access, database access)
•    IP and ISDN connectivity
	• Up to 4-port multipoint capability (IP)	$6,995 - $17,490
ViaVideo	• Business-quality video communications appliance for the desktop personal computer • Full screen video delivered at up to 30 frames per second • Easy integration with existing IP networks • Simple installation through a standard universal serial bus, or USB, port	$599
Visual Concert PC, DC and FX
•    Video peripherals used to incorporate live PC data, documents and visual effects into a videoconferencing session
	• Dynamic dual stream capability allows user to present content while maintaining face-to-face contact	$799 - $7,499
Global Management System	• Real-time, Web-based monitoring and management of video network • Standards-based address book server application	Approximately $250 per user

Network Systems

        As enterprises and service providers look to provide video and voice applications, they face the challenge of interconnecting various network types, network protocols, transmission speeds and end-points in a secure environment. These customers require network systems designed to resolve these complex interoperability, multipoint connectivity and security issues. Network systems must also ensure consistent high quality of service by intelligently matching end-user applications to available network resources. Further, network systems must satisfy end-users who demand video and web-based communications sessions that are secure, and easy to establish and control.

        Our network systems products provide a broad range of video, voice and data communication capabilities to businesses, telecommunications service providers, and governmental and educational institutions. Our MGC-50 and MGC-100 media servers provide seamless network connectivity across packet-based broadband networks and traditional circuit-switched networks. The advanced transcoding capabilities of our MGC systems enable optimal communication among end-points with different video, voice and data parameters and bandwidth capabilities. Our GW-25 and GW-45 gateways move and translate traffic effectively and securely from one network type to another and also include a Checkmark certified firewall for secure video communications. We recently expanded our line of network systems products with the introduction of our PathNavigator call processing server and WebOffice, a web-conferencing software application. PathNavigator offers powerful network management capabilities that simplify the use of enterprise video throughout a converged network, ensure reliability and security and effectively manage network bandwidth. WebOffice provides a web-based virtual office, enabling users to conduct online meetings, or share documents, applications or desktops in a secure, interactive environment on an ad-hoc or scheduled basis.

Product	Key Features	Typical List Price
MGC-50 and MGC-100	• Multipoint control units for service providers, enterprises and workgroups
•    Embedded multi-network, multi-protocol gateway
•    Supports multiple standards for video, voice and data
•    Supports end-points at up to 2 Mbps and can connect up to 96 sites for 48 simultaneous sessions
	• Checkmark certified firewall solution	$29,950 - $500,000
GW-25 and GW-45
•    Multi-network, multi-protocol gateway
•    Supports IP-to-IP and IP-to-ISDN sessions
•    Up to 48 simultaneous sessions
•    Upgradable to multipoint control-unit
•    24 IP-to-IP connections
•    Interface with Ethernet, ISDN, IP or T1 lines
	• Checkmark certified firewall solution	$59,950 - $260,000
PathNavigator†
•    Call processing server for IP and ISDN video calls
•    Intelligent routing engine which combines provisioning, gatekeeper, addressing and routing functionality
	• Uses OneDial technology to make video calls easier for end-users	$9,999 - $49,999
WebOffice††	• Web-based collaborative virtual office software with browser interface • Enables anytime, online meetings or application sharing in a secure environment	$750 per user

†
Scheduled to ship first quarter of 2002.

††
Began shipping fourth quarter of 2001.

Voice Communications

        Our voice communications products are high-quality, full-duplex, easy-to-use telephony end-points. Our flagship SoundStation voice conferencing products have become the most widely-adopted group voice conferencing products. SoundStation products feature our patented Acoustic Clarity Technology and proprietary microphone and speaker technology, which minimize background echoes, word clipping and distortion. We recently introduced the VoiceStation 100, which offers professional quality conferencing for smaller meeting areas. Our SoundPoint Pro product brings the voice quality of SoundStation to the desktop and provides a handset and a broad range of business features. We have recently expanded our voice communication product line with the introduction of our Vortex series of rack-mounted audio conferencing products for use in larger, high-end conference rooms and other permanent installations. Our Vortex systems feature advanced acoustics technologies, including multi-channel full-duplex acoustic echo cancellation, noise reduction, automatic gain control, automatic microphone mixing, matrix mixing, room equalization and telephony interfaces. All of our voice end-points are compatible with international standards and are in use in more than 30 countries.

        The convergence of voice and data networks is allowing VoIP telephony systems to address many needs of today's enterprises, including reducing costs, simplifying network management, converging voice and data networks and adding additional features. VoIP telephony systems enable corporations to distribute a single network across multiple offices or remote locations, and reduce the cost of managing communications networks by allowing remote modification. These converged systems also provide a platform for enterprises to rapidly build applications to meet specific business demands. In response to these trends, we have recently introduced our SoundStation IP and SoundPoint IP products, which combine features of our traditional SoundStation and SoundPoint Pro products with the benefits of emerging VoIP technology. We have established partnerships with Alcatel, Cisco Systems and Dialogic, a subsidiary of Intel, to collaborate in the development, marketing and distribution of our VoIP products.

Product	Key Features	Typical List Price
SoundStation and SoundStation EX	• High-quality voice conferencing speakerphone
•    Full duplex and echo cancellation capabilities that facilitate natural conversations without clipping or distortion
	• Optional extended microphones for additional room coverage	$499 - $999
SoundStation Premier and SoundStation Premier EX
•    All the features of the SoundStation
•    High-fidelity speaker for larger rooms
•    Intelligent microphones that track the person speaking
	• Noise reduction and automatic gain control to remove background noise	$999 - $2,799
SoundStation IP	• VoIP-enabled version of the SoundStation	$999
VoiceStation 100	• High-quality voice conferencing product for smaller offices	$299
Vortex EF2280	• Multichannel acoustic echo and noise cancellation for installed conferencing applications • Integrated, automatic microphone and matrix mixing	$4,615
SoundPoint Pro	• Integrated, high-quality speakerphone • Multi-functional handset	$199 - $249
SoundPoint IP	• VoIP-enabled version of the SoundPoint Pro	$259 - $399

Network Access

        In recent years, service providers have deployed broadband data services capable of supporting bandwidth intensive applications. Technological advances have enabled these service providers to also offer voice services over their broadband connections, a technology referred to as voice-over-broadband, or VoB. In order to access broadband data and VoB services, enterprises require networking equipment located at the customer premise to aggregate voice, video and data traffic for delivery to the service provider's broadband network. This equipment must be cost-effective, simple to install and configure and interoperable with a wide range of central office network equipment. These requirements are particularly important to small and medium-sized enterprises that lack the financial and technical resources to install and manage complex voice and data networks.

        Our network access products consist of our NetEngine family of IADs and routers that enable enterprise customers to access broadband and VoB services. Compact, cost-effective and highly-integrated, our NetEngine products are suited for small and medium-sized businesses and remote office locations. Our network access products support a wide range of broadband transmission standards and end user requirements. All of our network access products are interoperable with the products of leading broadband equipment vendors, including Alcatel, Copper Mountain Networks, ECI Telecom, Lucent Technologies, Nokia and Paradyne, as well as leading VoB gateway vendors including Cirpack, CopperCom, General Bandwidth, Jetstream Communications, Sonus, TdSoft, Tollbridge and Zhone

Technologies. In addition to selling our NetEngine products under the Polycom brand, we also produce co-branded and private label versions for leading companies, such as Lucent Technologies.

Product	Key Features	Typical List Price
NetEngine 6100	• IAD with support for 4 - 8 derived analog or BRI ports and bundled data services over an ADSL connection	$739 - $919
NetEngine 6300, 6500, 7300 and 7500	• IADs with support for 4 - 24 derived voice ports and bundled data services over an SDSL or SHDSL connection	$799 - $2,349
NetEngine 6200 and 7200	• IADs with support for 8 - 24 derived voice ports and bundled data services over a T1/E1 connection	$819 - $2,399
NetEngine 8000	• Modular IAD with support for 4 - 24 derived voice ports and bundled data services over either an ADSL, SDSL, HDSL2 or T1/E1 connection	$1,119 - $2,499
NetEngine 3300R and 3300D	• DSL routers and data service units with support for frame relay and ATM services	$399 - $499
• Supports IP routing and transparent bridging

Our Competitive Strengths

        Core Technology Expertise.    Through the design and introduction of multiple product lines, we have developed a broad and innovative portfolio of core video, voice and data technologies. For example, our video communications products are based on proprietary architectures tailored for the unique requirements of various end-user markets and feature comprehensive support for international video telephony standards. Our network systems feature advanced transcoding capabilities that enable any-to-any communications by interworking various communications protocols, transmission speeds and traffic types. Our voice products are designed with patented and proprietary techniques that deliver a natural feel to handsfree communications, eliminating clipping, echoes, distortion and feedback. Additional technology innovations span our entire product line, including our wideband audio algorithms and our IPriority software portfolio, which is designed to optimize network quality of service and the end-user experience. As of December 31, 2001, our engineering team consisted of 441 engineers, and we had 170 issued patents and 183 pending patents worldwide for our products.

        Comprehensive Product Line.    We believe we are differentiated by our end-to-end product line, which includes video and voice communications products, network systems products, network access products and support services. The breadth of our product offering enables us to provide our customers with a comprehensive end-to-end communications solution, which spans the desktop, meeting room and enterprise or service provider network.

        Established, Highly-Recognizable Brand Name.    We provide the most widely-deployed video and voice conferencing products in the world. Because of the broad presence, distinctive look and superior features and performance of our products, we believe we have a high degree of brand recognition and a reputation for quality.

        Global Sales Channel.    We market and sell our products through a worldwide network of over 250 channel partners, which includes leading communications service providers, communications equipment vendors, value-added resellers, distributors and retailers. Our service provider channel partners include British Telecom, France Telecom, MCIWorldcom, Sprint and Verizon. Our equipment provider channel partners include Avaya, Cisco Systems, Lucent Technologies, Nortel Networks and Siemens. Other distribution partners include Computer 2000, Hitachi, Ingram Micro, Office Depot and Tech Data.

        Strong Base of Leading Strategic Partners.    We have alliances with other leading communications and technology firms that enable us to offer our customers a comprehensive solution for their broadband communications needs. For example, we have agreements with Alcatel, Cisco Systems and Dialogic, a subsidiary of Intel, to develop and market VoIP communications products and have formed other strategic relationships with leading companies such as Avaya, Lucent Technologies, Nortel Networks and Siemens.

        Efficient Manufacturing Model.    We maintain an agile, low-cost, outsourced manufacturing model and have achieved a reputation for excellent product quality. This manufacturing strategy enables us to accelerate the production of new products and more rapidly integrate newly-acquired product lines while maintaining high quality and reliability.

Our Strategy

        Leverage Technology Assets to Broaden Market Focus.    We intend to continue to leverage our core technologies and brand name to enter new, high-growth communications markets. For example, we entered the desktop video market with the introduction of our ViaVideo product, which began shipping in September 2000. We also recently introduced through partnerships with Alcatel, Cisco Systems and Dialogic, a subsidiary of Intel, a family of VoIP desktop communications products. In addition, in the fourth quarter of 2001, we entered the web conferencing market with the introduction of WebOffice, a web-based product that enables data collaboration and easily integrates with video and voice communications.

        Expand Strategic Relationships.    Given the rapid pace of technological change in our marketplace, we intend to continue to partner with leading communications and technology companies to ensure that our products meet the rapidly changing demands of end-users.

        Pursue Strategic Acquisitions and Investments.    We have selectively pursued strategic acquisitions to augment our internal developments and expand our addressable market. For example, during the last twelve months, we have completed the following acquisitions:

  •
  Accord Networks Ltd., a developer of multipoint control and gateway products that enable video communications across and between different types of networks and end-points in a converged network;

  •
  PictureTel Corporation, a leading provider of PC-based video conferencing products optimized for collaboration-intensive applications, and video support services;

  •
  Circa Communications, Ltd., a development-stage company with expertise and a core technology platform in VoIP telephony products; and

  •
  Atlanta Signal Processors, Incorporated, a provider of voice conferencing products for custom-installed corporate board rooms, executive centers and distance learning environments.

        We intend to continue our strategy of investing in complementary technologies to broaden our end-to-end communications solution.

        Continued Global Expansion.    We have significantly expanded our operations and infrastructure internationally through the establishment and expansion of sales offices and regional administration centers and aggressive recruiting of sales and marketing and development personnel. We intend to continue to pursue international growth opportunities, leveraging our distribution channels and globally-recognized brand name.

Recent Developments

The PictureTel Acquisition

        In October 2001, we completed the acquisition of PictureTel, a worldwide leader in visual collaboration products. Under the terms of the transaction, we exchanged 6.9 million shares of our common stock and approximately $183 million in cash for all outstanding shares of PictureTel common stock. In addition, we assumed PictureTel options and warrants that, following such assumption, became exercisable for approximately 1.2 million shares of our common stock.

        The gross margins for PictureTel's iPower products are significantly lower than those historically achieved by our ViewStation products, which will affect our consolidated gross margins in future periods. Although we are transferring much of the iPower manufacturing process to our contract manufacturing facilities, this transition may be delayed and may not yield the gross margin improvements that we are seeking. In addition, PictureTel historically generated net operating losses. Although we are taking a variety of cost-reducing actions, such as reductions in workforce and closing facilities, the resulting cost reductions may be less than anticipated and may adversely affect our operating results.

Operating Results for the Quarter Ended December 31, 2001

        On January 23, 2002, we announced our operating results for the fourth quarter ended December 31, 2001. Our fourth quarter net revenues were $120.0 million, and we reported a net loss of $50.4 million, or $0.56 per diluted share, which includes acquisition-related costs of the PictureTel and other acquisitions, goodwill amortization and other nonrecurring charges. These costs and charges total $65.0 million, net of taxes, or $0.72 per diluted share. Included in our fourth quarter results are the operations of PictureTel during the period beginning October 19, 2001, the day following the closing of the acquisition, through the end of the fourth quarter.

        We were incorporated in December 1990 in Delaware. Our principal executive offices are located at 1565 Barber Lane, Milpitas, California 95035, and our telephone number at this location is (408) 526-9000. Our website address is www.polycom.com. Information on our website does not constitute a part of this prospectus.

        Polycom and the Polycom logo are our registered trademarks. This prospectus also includes other trade names, trademarks and service marks of ours and of other companies.

THE OFFERING

Common stock offered	7,000,000 shares
Common stock to be outstanding after this offering	98,428,290 shares
Over-allotment option	1,050,000 shares
Use of proceeds	We intend to use the proceeds of this offering for working capital, other general corporate purposes, and for potential acquisitions of businesses, products or technologies. See "Use of Proceeds."
Nasdaq National Market Symbol	PLCM

        The above information is based upon 91,428,290 shares outstanding as of December 31, 2001. This information does not include 13,121,149 shares of common stock subject to outstanding options and warrants and 1,921,538 shares of common stock reserved for future issuance under our stock plans as of December 31, 2001.

SUMMARY CONSOLIDATED FINANCIAL DATA
(in thousands, except per share data)

	Year Ended December 31,			Nine Months Ended September 30,
	1998	1999	2000	2000	2001
				(Unaudited)
Consolidated Statement of Operations Data:
Net revenues	$129,483	$224,902	$373,554	$259,976	$263,141
Gross profit	66,391	125,204	209,455	147,391	150,536
Operating income	15,452	41,735	59,137	46,112	26,329
Income before taxes	16,370	43,333	61,710	50,786	34,957
Net income	$14,621	$29,717	$37,463	$32,524	$22,655

Net income per share:
Basic	$0.25	$0.45	$0.50	$0.44	$0.27

Diluted	$0.20	$0.38	$0.45	$0.39	$0.26

Weighted average shares outstanding:
Basic	58,012	65,475	75,264	73,157	83,432
Diluted	71,609	77,848	83,828	82,719	86,322

        The following table presents our summary consolidated balance sheet data as of September 30, 2001. The pro forma data gives effect to the acquisition of PictureTel in October 2001. The pro forma as adjusted data gives effect to the sale of 7,000,000 shares of common stock that we are offering under this prospectus at an assumed offering price of $32.32 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2001
	Actual	Pro Forma	Pro Forma As Adjusted
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$216,522	$98,188	$312,416
Working capital	291,575	193,822	408,050
Total assets	547,035	791,632	1,005,860
Stockholders' equity	474,442	633,334	847,562

        We use a 52-53 week fiscal year. As a result, a fiscal year or quarter may not end as of the same day as the calendar period. However, for convenience of presentation, the above summary consolidated financial data have been shown as ending on September 30 and December 31 of each applicable period.

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our financial statements and related notes.

Our quarterly operating results may fluctuate significantly and are not a good indicator of future performance.

        Our quarterly operating results have fluctuated significantly in the past and may vary significantly in the future as a result of a number of factors, many of which are out of our control. These factors include:

  •
  changes in general economic conditions, as has been the case recently with the economic downturn, and specific economic conditions prevailing in the broadband communications industry and other technology industries;

  •
  near and long-term impact of recent terrorist attacks and incidents, the military response to those attacks and any future terrorism or responses to such terrorism;

  •
  the effects of integrating PictureTel's operations, products, distribution channels and personnel;

  •
  fluctuations in demand for our products;

  •
  the levels of inventory of our products that our channel partners are willing to maintain;

  •
  our distribution channels reducing their inventory levels;

  •
  slowing sales by our resellers to their customers, which places further pressure on our resellers to minimize inventory levels and reduce purchases of our products;

  •
  the level and mix of inventory that we hold to meet future demand;

  •
  further delays in the rollout of digital subscriber line, or DSL, technology or the failure of such rollout to occur;

  •
  market acceptance of new product introductions and product enhancement by us or our competitors;

  •
  impact of the unstable political situation and recent hostilities in the Middle East and their impact on our Israeli operations;

  •
  the prices of our products and those of our competitors;

  •
  the timing and size of the orders for our products;

  •
  the mix of products we sell;

  •
  fluctuations in the level of international sales and our exposure to international currency fluctuations;

  •
  the cost and availability of components;

  •
  manufacturing costs;

  •
  the level and cost of warranty claims;

  •
  changes in our distribution network;

  •
  the impact of seasonality on our various product lines and geographic regions; and

  •
  the level of royalties we must pay to third parties.

        Although we experienced sequential quarterly revenue growth from 1998 through 2000, fluctuations in our quarterly operating results due to these or other factors could prevent us from sustaining sequential quarterly growth or meeting our expectations, and investors should not use our past results to predict future operating margins and results. For example, we experienced sequential quarterly revenue decreases in the first three quarters of fiscal 2001, and our profitability decreased in the nine months ended September 30, 2001 when compared to the nine months ended September 30, 2000.

        As a result of these and other factors, we believe that period-to-period comparisons of our historical results of operations are not a good predictor of our future performance. If our future operating results are below the expectations of stock market securities analysts or investors, our stock price will decline.

Because a disproportionate amount of our sales occur at the end of a quarter, our operating results are unpredictable.

  The timing of our customer orders and product shipments can harm our operating results.

        Our quarterly revenues and operating results depend upon the volume and timing of customer orders received during a given quarter and the percentage of each order that we are able to ship and recognize as revenue during each quarter, each of which is extremely difficult to forecast. Moreover, the majority of our orders in a given quarter historically has been shipped in the last month of that quarter and sometimes in the last few weeks of the quarter. This trend is likely to continue, and any failure or delay in the closing of orders during the last part of a quarter would materially harm our operating results. In such event, the price of our common stock would decline.

  Difficulty in estimating customer orders can harm our operating results.

        We typically ship products within a short time after we receive an order and historically have had no material backlog. Therefore, backlog is not a good indicator of future net revenues. As a result, net revenues for any particular quarter are extremely difficult to predict. Additionally, orders from our reseller customers are based on the level of demand from end-users. The uncertainty of end-user demand means that any quarter could be significantly negatively impacted by lower end-user orders, which could in turn negatively affect orders we receive from our resellers. Accordingly, our expectations for both short and long-term future net revenues are based almost exclusively on our own estimate of future demand and not on firm reseller orders. Our expense levels are based in part on these estimates. Because we receive a majority of our customer orders in the last month of a quarter and often in the last few weeks of the quarter, we are limited in our ability to reduce expenses quickly if for any reason orders and net revenues do not meet our expectations in a particular period. Accordingly, any significant shortfall in demand for our products in relation to our expectations would have an immediate adverse impact in our operating results.

General economic conditions may reduce our revenues and harm our business.

        As our business has grown, we have become increasingly exposed to adverse changes in general economic conditions, which can result in reductions in capital expenditures by our end-user customers, longer sales cycles, deferral or delay of purchase commitments for our products and increased price competition. These factors adversely impacted our operating results in 2001. For example, we experienced a sequential revenue decrease in each of the first three quarters of 2001, and a profitability decrease in the nine month period ended September 30, 2001 when compared to the nine month period ended September 30, 2000. While our revenues increased in the fourth quarter of 2001 as compared to the third quarter of 2001, the first quarter of 2002 is subject to similar risks, particularly if the current economic downturn continues.

        In addition, we also face the risk that our resellers have built up inventories in anticipation of a growth in sales. If such sales growth does not occur as anticipated by these resellers for any reason, including the current economic downturn that is expected to continue at least into early 2002, these resellers may substantially decrease the amount of product they order from us in subsequent periods or product returns may exceed historical or predicted levels, which would harm our business. Sales to end-users by our channel partners during 2001 were lower than expected. Therefore our channel partners reduced their inventory levels during 2001, and may reduce their inventory levels in the future, particularly in our voice and video communication products area.

We face risks related to our dependence on distributors and resellers to sell our products.

  We are subject to risks associated with our distributors' and resellers' product inventories and product sell-through.

        We sell a significant amount of our products to distributors and resellers who maintain their own inventory of our products for sale to dealers and end-users. A substantial percentage of our total products sold during a particular quarter consists of distributor and reseller stocking orders. We typically provide special cost or early payment incentives for distributors and resellers to purchase the minimum or more than the minimum quantities contemplated under their agreements with us. If these distributors and resellers are unable to sell an adequate amount of their inventory of our products in a given quarter to dealers and end-users or if distributors and resellers decide to decrease their inventories for any reason, such as the current economic downturn that began in the fourth quarter of 2000 and is expected to continue at least into early 2002, the volume of our sales to these distributors and resellers and our net revenues would be negatively affected. For example, the current economic downturn negatively affected our business and operating results in 2001. If these conditions continue in the future, our business and operating results will continue to be negatively affected. Moreover, if we choose to eliminate or reduce stocking incentive programs, quarterly revenues may fail to meet our expectations or be lower than historical levels.

        In addition, we recently implemented a reseller and distributor certification program. Our distributors and resellers may refuse or delay acceptance of this program, which could cause us to lose resellers or delay our collection of accounts receivable. If either of these results were to occur, our business and results of operations would be harmed.

        Our revenue estimates are based largely on end-user sales reports that our distributors and resellers provide to us on a monthly basis. To date, we believe this data has been generally accurate in North America but less reliable outside of this region. To the extent that this sales-out and channel inventory data is inaccurate in either North America or outside of North America, we may not be able to make revenue estimates or may find that our previous estimates were inaccurate. In addition, we will need to incorporate the new resellers acquired as a result of the PictureTel acquisition into this reporting process, which may take some time to complete.

        A major contributor to the expected growth of the broadband distribution market has been the deployment of DSL. Beginning in the second half of 2000 and continuing through 2001, DSL providers experienced delays in delivering their service, which caused financial troubles for these companies. These DSL providers are customers of our network access products through original equipment manufacturers we use as resellers. These service delays slowed the expected growth in this market, which in turn materially decreased sales of our network access products, which decreased each quarter in 2001. If these conditions persist, they will continue to negatively impact revenues from our network access products.

  We are subject to risks associated with the success of the businesses of our distributors and resellers.

        Many of our distributors and resellers that carry multiple products of ours, and from whom we derive significant revenues, are undercapitalized. The failure of these businesses to establish and sustain profitability or obtain financing could have a significant negative effect on our future revenue levels and profitability. The current economic downturn in the United States and other regions could cause more of our customers' businesses to suffer or fail which would harm our business.

        Our business would also be harmed if our large resellers are affected by the current economic downturn. For example, Lucent Technologies, historically one of our larger resellers, accounted for 11% of our net revenues in the three months ended December 31, 2000, primarily related to Lucent's purchases of our network access products during that period. In addition, Lucent accounted for 10% of net revenues in both 1999 and 1998. In 2001, the amount of orders we received from Lucent dropped significantly, which had a negative effect on our revenues and profitability. If Lucent continues to limit its purchases of our products due to the current economic slowdown or any other factor, this will continue to harm our business.

  To avoid confusion among our distributors and resellers regarding our product offerings, we need to devote significant resources to educating and training them.

        When we take any significant actions regarding our product offerings, it is important to educate and train our distributors and resellers to avoid any confusion. For example, late in the first quarter of 2000, we began shipping the ViewStation FX product. The timing of this delivery date likely created confusion in our reseller customer base and end-user customer market as these groups waited to see if this new ViewStation product was more desirable than the existing products. Therefore, the timing of this new product release likely had a negative effect on our 2000 first quarter sales-in to distributors and resellers and sales-out to end-users. We cannot assure you that a similar situation will not happen again.

        In addition, our acquisition of PictureTel could create confusion among our distributor and reseller customers due to potential uncertainties concerning our and PictureTel's product offerings. We will need to devote significant resources to educate and train our distributors and resellers about our combined product offerings. The initial confusion may lead to delays in ordering our products, which would negatively affect our revenues. Moreover, PictureTel sold products directly to end-users. To the extent we maintain direct sales relationships with such end-users, some of our relationships with distributors and resellers will be negatively affected.

  Conflicts with our channel partners could hurt sales of our products.

        We have various OEM agreements with some major telecommunications equipment manufacturers, such as Cisco Systems and Lucent Technologies, whereby we manufacture our products to work with the equipment of the OEM. These relationships can create channel conflicts with our other distributors who directly compete with our OEM partners, which could adversely affect revenue from non-OEM channels. Because many of our distributors also sell equipment that competes with our products, these distributors could devote more attention to these other products, which could harm our business. For example, a significant amount of our network systems revenues are generated from sales to Tandberg and VCON which compete with us in the video communications product market. Due to this conflict, they may significantly reduce their orders of our network systems products which could harm our business. Further, other channel conflicts could arise which cause distributors to devote resources to other non-Polycom communications equipment, which would negatively affect our business or results of operations.

        Some of our current and future products are directly competitive with the products of our channel and strategic partners. For example, we have an agreement with Cisco Systems under which our Acoustic Clarity Technology is included in VoIP end-points sold by Cisco Systems. We intend to introduce a VoIP end-point under the Polycom brand that incorporates technology we license from Cisco Systems. This product will compete directly with the VoIP products sold by Cisco Systems. In addition, our network access products are directly competitive with products produced by Siemens, a strategic reseller of our video communications products. As a consequence of conflicts such as these, competition with our partners is likely to increase, potentially resulting in strains on our existing relationships with these companies. Any such strain could limit the potential contribution of our strategic relationships to our business, restrict our ability to form strategic relationships with these companies in the future and create additional competitive pressures on us, any of which could harm our business.

        In addition, we depend on several key agreements, including our agreement with Jetstream Communications, in the network access products market. Conflicts may occur in this evolving market as we seek other relationships. These conflicts could harm our business.

  Our channel partner contracts are typically short-term and early termination of these contracts may harm our results of operations.

        We do not typically enter into long-term contracts with our reseller customers, and we cannot be certain as to future order levels from our reseller customers. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the customer. In the event of an early termination by one of our major reseller customers, it is unlikely that we will be able to rapidly replace that revenue source, which would harm our results of operations. Furthermore, we will require those resellers carrying PictureTel products who did not previously have a reseller relationship with us to enter into new reseller agreements with us. Because these agreements are likely to contain different terms from their previous agreements with PictureTel, these resellers may be unwilling to enter into such agreements with us. Any loss of these resellers could harm our results of operations.

We experience seasonal fluctuations in our revenue.

        Sales of some of our products have experienced seasonal fluctuations which have affected sequential growth rates for these products, particularly in our third and first quarters. For example, there is a slowdown in the third quarter for sales of our products in the European region. In addition, sales of our video communications products typically decline in the first quarter of the year compared to the fourth quarter of the prior year. These fluctuations negatively affect our business during those quarters, which could cause our operating results to fall short of anticipated results for such quarters.

Difficulties in integrating our acquisitions could adversely impact our business.

  Our acquisition of PictureTel could adversely impact our business.

        We completed the acquisition of PictureTel in October 2001. The PictureTel acquisition is the largest acquisition we have completed, and the complex process of integrating PictureTel has required and will continue to require significant resources. Integrating PictureTel has been and will continue to be time consuming, expensive and disruptive to our business. This integration process has strained our financial and managerial controls and reporting systems and procedures, and has resulted in the diversion of management and financial resources from our core business objectives. Failure to achieve the anticipated benefits of this acquisition or to successfully integrate the operations of PictureTel could harm our business, results of operations and cash flows. We may not realize the benefits we anticipate from this acquisition because of the following significant challenges:

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  expected synergy benefits from the acquisition, such as lower costs, may not be realized or may be realized more slowly than anticipated, particularly with regard to costs associated with a reduction in headcount and facilities;
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  potentially incompatible cultural differences between the two companies;
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  incorporating PictureTel's technology and products into our current and future product lines;
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  geographic dispersion of operations;
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  integrating PictureTel's technical team with our engineering organizations;
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  generating market demand for an expanded product line that includes PC-based systems and collaboration-intensive applications;
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  integrating PictureTel's products with our business, because we do not have distribution, manufacturing, marketing or support experience for these products;
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  some of PictureTel's suppliers, distributors, customers and licensors are our competitors or work with our competitors, and as a result may terminate their business relationships with us;
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  the difficulty of leveraging PictureTel's and our combined technologies and capabilities across all product lines and customer bases; and
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  our inability to retain previous PictureTel customers or employees.

        We have incurred and expect to continue to incur significant costs and commit significant management time integrating PictureTel's operations, technology, development programs, products, information systems, customers and personnel. These costs have been and will likely continue to be substantial and include costs for:

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  converting, integrating and upgrading information systems, including the extremely complex and time-consuming integration of data from PictureTel's incompatible enterprise resource planning system with our system;
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  integrating and reorganizing operations, including combining teams, facilities and processes in various functional areas;
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  identifying duplicative or redundant resources and facilities, developing plans for resource consolidation and implementing those plans;
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  fees and expenses of professionals and consultants involved in completing the integration process;
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  settling existing PictureTel liabilities;
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  costs associated with vacating, subleasing and closing facilities;
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  employee relocation, redeployment or severance costs;
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  integrating technology and products; and
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  other transaction costs associated with the acquisition, including financial advisor, attorney, accountant and financial printer fees.

        In addition to the significant costs associated with converting and integrating PictureTel's information systems, there are other significant risks associated with this process. For example, while migrating PictureTel data to our information system, we can lose such data or such data may be inaccessible to us during the lengthy integration process. In addition, we may need to upgrade our information systems.

  Difficulties in integrating past or future acquisitions could adversely affect our business.

        Critical to our growth is the efficient and effective integration of our acquired businesses into our organization. As a result, we have spent and will continue to spend significant resources identifying and acquiring businesses. In addition to PictureTel, we acquired the following businesses in our last fiscal year: Atlanta Signal Processors, Incorporated, or ASPI, in November 2001, Circa Communications, Ltd., or Circa, in April 2001 and Accord Networks Ltd., or Accord, in February 2001. These acquisitions involve numerous risks including difficulties in integrating the operations, technologies and products of the acquired companies, the diversion of our management's attention from other business concerns and the potential loss of key employees of the acquired companies. Failure to achieve the anticipated benefits of these acquisitions or to successfully integrate the operations of ASPI, Circa or Accord could also harm our business, results of operations and cash flows.

        We may make additional acquisitions in the future. Failure to achieve the anticipated benefits of any future acquisition could also harm our business, results of operations and cash flows. Additionally, we cannot assure you that we will not incur material charges in future quarters to reflect additional costs associated with any future acquisitions we may make.

Difficulties we may encounter managing a substantially larger business could adversely affect our operating results.

  We experienced significant growth in our business and operations during the last four years, and our ability to manage this growth and any future growth will affect our operating results.

        Our business has grown in recent years through both internal expansion and acquisitions, and continued growth may cause a significant strain on our infrastructure, internal systems and managerial resources. For example, our annual revenues increased from $52 million in 1997 to $374 million in 2000, and during the last 12 months, we acquired Accord, Circa, PictureTel and ASPI. Further, our headcount increased from 175 employees at December 31, 1997 to 526 employees at December 31, 1999, and to 1,269 employees at December 31, 2001. To manage our growth effectively, we must continue to improve and expand our infrastructure, including operating and administrative systems and controls, and continue managing headcount, capital and processes in an efficient manner. Our productivity and the quality of our products may be adversely affected if we do not integrate and train our new employees quickly and effectively and coordinate among our executive, engineering, finance, marketing, sales, operations and customer support organizations, all of which add to the complexity of our organization and increase our operating expenses. In addition, our revenues may not grow at a sufficient rate to absorb the costs associated with a larger overall headcount. Integrating PictureTel will complicate these tasks. For example, we are currently converting and integrating PictureTel's information systems with ours, which is a complex and time-consuming process. In addition, because of our acquisition of PictureTel, our video communications product development group is now located in multiple locations, and we have limited experience coordinating a large, geographically separated product development group.

        In addition, our future growth may require significant additional resources. We cannot assure you that resources will be available when we need them or that we will have sufficient capital to fund these resource needs. Also, as we assess our resources following our acquisitions, we will likely determine that redundancy in certain areas will require consolidation of these resources. Any organizational disruptions associated with the consolidation process could require further management attention and financial expenditure. If we are unable to manage our growth effectively, we experience a shortfall in resources or if we must take additional restructuring charges, our results of operations will be harmed.

  Some of our officers and key personnel have worked together for only a short period of time or have only recently joined us.

        Some of our officers and key personnel have worked together for only a short period of time. For example, three of our executive officers joined us within the past twelve months. In addition, some of our executive officers have recently assumed significant new responsibilities, and they may require some time to transition into these new roles.

  If we fail to successfully attract and retain qualified personnel, our business will be harmed.

        Our future success will depend in part on our continued ability to hire, assimilate and retain qualified personnel. Competition for such personnel is intense, and we may not be successful in attracting or retaining such personnel. The loss of any key employee, the failure of any key employee to perform in his or her current position or our inability to attract and retain skilled employees, particularly technical and management, as needed, could harm our business. In addition, many of our key employees in Israel, who are responsible for development of our network systems products, are obligated to perform annual military reserve duty and may be called to active duty at any time under emergency conditions. The loss of the services of any executive officer or other key technical or management personnel could harm our business.

If we fail to compete successfully, our business and results of operations would be significantly harmed.

        We face significant competition in the broadband communications industry, which is subject to rapid technological change. In video communications, our major competitors include Aethra, ClearOne Communications, formerly Gentner, NEC, Panasonic, Philips, RSI, Sony, Sun Microsystems, Tandberg, VCON and VTEL, as well as various smaller or new industry entrants such as Broadband Networks, Imagecom, Motion Media Technology, RoseTel System, Videra and Zydacron. Many of these companies have substantial financial resources and production, marketing, engineering and other capabilities with which to develop, manufacture, market and sell their products. In addition, with advances in telecommunications standards, connectivity and video processing technology and the increasing market acceptance of video communications, other established or new companies may develop or market products competitive with our video communications products. We believe we will face increasing competition from alternative video communications solutions that employ new technologies or new combinations of technologies from companies such as 3Com, Cisco Systems, Compaq, Dell, MeetingOne, Microsoft, Nortel Networks, RealNetworks or WebEx, that enable web-based or network-based video communications with low-cost digital camera systems. The market for voice communications equipment, particularly voiceconferencing products, is highly competitive and also subject to rapid technological change, regulatory developments and emerging industry standards. We expect competition to persist and increase in the future in this area. In voice communications, our major competitors include ClearOne Communications, NEC, SoundGear and other companies that offer lower cost, full-duplex speakerphones such as Lucent Technologies and Hello Direct. Hello Direct, one of our resellers, offers a competitive product under the Hello Direct name through an OEM relationship with ClearOne Communications. Most of these companies have substantial financial resources and production, marketing, engineering and other capabilities with which to develop, manufacture, market and sell their products. In addition, all major telephony manufacturers produce hands-free speakerphone units that are lower cost than our voice communications products. Our network access products face significant competition from 3Com, ADTRAN, Netopia and Siemens, and our network systems business has significant competition from Avaya, Cisco Systems, Ezenia! and RADvision. Our network systems revenue is heavily dependent on purchases by our video product competitors. If these network systems' customers decide to reduce their purchases due to this or other potential competition, it will harm our business.

        We cannot assure you that we will be able to compete successfully against our current or future competitors. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that provide improved performance characteristics. New product introductions by our competitors could cause a significant decline in sales or loss of market acceptance of our existing products and future products. We believe that the possible effects from ongoing competition may be the reduction in the prices of our products and our competitors' products or the introduction of additional lower priced competitive products. We expect this increased competitive pressure may lead to intensified price-based competition, resulting in lower prices and gross margins which would significantly harm our results of operations.

We face risks related to our international operations and sales.

  Because of our significant operations in Israel, we are subject to risks associated with the political and regulatory environment in Israel.

        The principal research and development and manufacturing facilities of our network systems group and many of that group's suppliers are located in Israel. Political, economic and military conditions in Israel directly affect our network systems group's operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Current and future armed conflicts or political instability in the region may impair our ability to produce and sell our network systems products and could disrupt research or developmental activities. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. The future of peace efforts between Israel and its Arab neighbors remains uncertain, and in recent months there has been a marked increase in civil unrest and hostility between Israelis and Palestinians. This hostility could have an adverse impact on our results of operations.

        The technology used to develop our current network systems products was developed in part with grants from the Israeli Office of the Chief Scientist. Under Israeli law, technology developed pursuant to grants from the Office of the Chief Scientist cannot be transferred to any person without the prior written consent of the Office of the Chief Scientist. The grants also contain restrictions on the ability to manufacture products developed with these grants outside of Israel. Approval to manufacture such products outside of Israel, if granted, is generally subject to an increase in the total amount to be repaid to the Office of the Chief Scientist of between 120% to 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel. These restrictions on the ability to transfer certain of our technology to third parties or manufacture products outside Israel may adversely affect our operating results and the development of additional network systems products and significantly reduce the value of the technology.

  International sales represent an increasing portion or our net revenue, and risks inherent in international sales could harm our business.

        International sales represent an increasing portion of our net revenues, and we anticipate that international sales will continue to account for a significant portion of our net revenues for the foreseeable future. International sales are subject to certain inherent risks, including the following:

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  unexpected changes in regulatory requirements and tariffs;

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  difficulties in staffing and managing foreign operations;

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  longer payment cycles;

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  problems in collecting accounts receivable;

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  potentially adverse tax consequences; and

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  potential foreign currency exchange rate fluctuations.

        Also, poor economic conditions overseas can adversely impact our business, as those in Europe did in 2001, and these conditions are expected to continue in 2002. Additionally, international net revenues may fluctuate as a percentage of total net revenues in the future as we introduce new products. These fluctuations are primarily the result of our practice of introducing new products in North America first and the additional time required for product homologation and regulatory approvals of new products in international markets. To the extent we are unable to expand international sales in a timely and cost-effective manner, our business could be harmed. We cannot assure you that we will be able to maintain or increase international market demand for our products.

        Although, to date, a substantial majority of our international sales has been denominated in U.S. currency, we expect that a growing number of sales will be denominated in non-U.S. currencies in the near future because of two reasons: first, we plan to expand the number of currencies that we accept as payment for our products, and second, PictureTel has traditionally accepted a wide variety of currencies in its international sales. As a result, we expect our business will be significantly more vulnerable to currency fluctuations, which could adversely impact our results of operations. Moreover, as a result of our increased exposure to currency fluctuations, we are likely to begin engaging in currency hedging activities. However, we have limited experience with these hedging activities, and they may not be successful, which could harm our operating results and financial condition.

We have limited supply sources for some key components of our products, and our operations could be harmed by supply interruptions, component defects or unavailability of these components.

        Some key components used in our products are currently available from only one source and others are available from only a limited number of sources, including some key integrated circuits and optical elements. We also obtain certain plastic housings, metal castings and other components from suppliers located in China and other Southeast Asia countries, and any political or economic instability in that region in the future, or future import restrictions, may cause delays or an inability to obtain these supplies. We have no raw material supply commitments from our suppliers and generally purchase components on a purchase order basis either directly or through our contract manufacturers. We and our contract manufacturers have had limited experience purchasing volume supplies of various components for our products, and some of the components included in our products, such as microprocessors and other integrated circuits, have from time to time been subject to limited allocations by suppliers. In the event that we, or our contract manufacturers, are unable to obtain sufficient supplies of components or develop alternative sources as needed, our operating results could be seriously harmed. In particular, in 2000, we encountered some development delays and component shortages relating to our network access products, and if similar conditions were to occur, our business would suffer. Moreover, our operating results would be seriously harmed by receipt of a significant number of defective components, an increase in component prices or our inability to obtain lower component prices in response to competitive price reductions. Additionally, our video communications products are designed based on integrated circuits produced by Philips Semiconductor, or Philips, and cameras produced by Sony. If we could no longer obtain integrated circuits or cameras from these suppliers, we would incur substantial expense and take substantial time in redesigning our products to be compatible with components from other manufacturers, and we cannot assure you that we would be successful in obtaining these components from alternative sources in a timely or cost-effective manner. Additionally, both Sony and Philips compete with us in the video communications industry, which may adversely affect our ability to obtain necessary components. The failure to obtain adequate supplies of vital components could prevent or delay product shipments, which could harm our business. We also rely on the introduction schedules of some key components in the development or launch of new products. Any delays in the availability of these key components could harm our business.

Manufacturing disruption or capacity constraints would harm our business.

        We subcontract the manufacture of our SoundStation, SoundStation Premier, SoundPoint Pro, ViewStation, ViaVideo and our NetEngine access products to Celestica, a third-party contract manufacturer. We use Celestica's Thailand facilities, and should there be any disruption in services due to natural disaster or economic or political difficulties in Thailand or Asia or any other reason, such disruption would harm our business and results of operations. Also, Celestica's Thailand facility is currently the sole source manufacturer of these products, and if Celestica experiences an interruption in operations or otherwise suffers from capacity constraints, we would experience a delay in shipping these products. Further, we subcontract the manufacture of our VoIP phones to Unico's Malaysia facilities. If Unico experiences an interruption in operations or otherwise suffers from capacity constraints, we would also experience a delay in shipping these products. As a result, we may not be able to meet any demand for our products, which could negatively affect revenues in the quarter of the disruption and harm our reputation. In addition, operating in the international environment exposes us to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations and potentially adverse tax consequences, all of which could harm our business and results of operations.

        We subcontract the manufacturing of our iPower 600 Series product to Sharp Electronics Corporation, or Sharp. The iPower 600 Series product also contains Sharp technology, and if we subsequently decide to transfer the manufacturing of this product from Sharp to another manufacturer, we would have to reach an alternate design solution that does not include the Sharp technology. Any such alternate design could be time-consuming and expensive to develop, and could result in manufacturing and shipment delays, increased manufacturing costs and reseller and end-user customer dissatisfaction. In addition, we are currently in the process of transferring the manufacturing of the iPower 900 Series product and various ASPI products from their current contract manufacturers to Celestica. During the transition period we could experience manufacturing and shipment delays, increased manufacturing costs and reseller and end-user customer dissatisfaction. This further concentrates our product manufacturing in Celestica's Thailand facility and increases our exposure to adverse financial consequences in the event of a disruption in Celestica's manufacturing capabilities for any reason.

        Further, our network systems products are manufactured in Israel, which is currently experiencing internal and external conflicts that include terrorist and military action. We could experience a manufacturing disruption due to acts associated with this conflict which could harm our business. In addition, certain technology used in our network systems products was developed through grants from the Office of the Chief Scientist in Israel. Under Israeli law, it is prohibited to transfer technology developed pursuant to these grants to any person without the prior written consent of the Office of the Chief Scientist. The grants also contain restrictions on the ability to manufacture products developed with these grants outside of Israel. Approval to manufacture such products outside of Israel, if granted, is generally subject to an increase in the total amount to be repaid to the Office of the Chief Scientist of between 120% to 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel. These restrictions on the ability to transfer technology to third parties or manufacture products outside Israel may adversely affect our operating results and significantly reduce the value of the technology developed under these grants.

We face risks associated with our products and product development.

  We may experience delays in product introductions and our products may contain defects, which could adversely affect market acceptance for these products and our reputation and seriously harm our results of operations.

        From 1998 through 2000, our revenue growth was due in large part to sales of new video communications products. Although we intend to continue to introduce new products, such as our Visual Concert products, SoundStation IP 3000, VoiceStation 100, SoundPoint IP 400, PathNavigator and WebOffice products, we cannot assure you that new product releases will be timely or that they will be made at all. In fact, the ViewStation FX and ViaVideo were delayed from their original release dates, which we believe negatively affected our net revenues in 2000. Additionally, any new or existing product introductions may contain defects and may not produce the revenue growth we experienced in 1999 and 2000.

        With our acquisition of PictureTel, our video communications product development group is now located in Massachusetts and Texas. Since we do not have significant experience coordinating a large geographically separated product development group, we may experience product delays in the future, due to communications, logistics or other issues. Similarly, our acquisition of ASPI, may contribute to audio communications product delays, as our audio communications product development group is now dispersed among California, Georgia and Canada.

        In the past, we have experienced other delays in the introduction of certain new products and enhancements, and we believe that such delays may occur in the future. For instance, we experienced delays in introducing the ViewStation MP and WebStation in 1998 from their original expected release dates due to unforeseen technology and manufacturing ramping issues. Similar delays occurred during the introduction of the ShowStation IP, SoundStation Premier, and ShowStation, which affected the first customer ship dates of these products. We also had delays in introducing our SoundStation IP product, which we believe negatively impacted our sales revenue in the first quarter of 2001. Further, our SoundPoint IP product introduction was delayed and impacted our sales in the third and fourth quarters of 2001. Also, in the past, PictureTel has experienced delays in new product introductions, including a significant delay in the release of its iPower product, which adversely impacted PictureTel's revenues. Any similar delays in the future for other new product offerings could adversely affect market acceptance for these products and our reputation, and seriously harm our results of operations.

  We face risks related to the deployment of broadband communications services and the adoption rate of new technologies.

        The success of our network access product line is dependent on the continued deployment of broadband services such as digital subscriber line, or DSL, by service providers. Beginning in the second half of 2000, the market for broadband services experienced a severe downturn, characterized by financial troubles for many telecommunications service providers and delays in delivering broadband services. This downturn has negatively impacted sales of our network access products. For example, during the three months ended September 30, 2001, we generated $1.7 million in network access product revenues compared to $8.6 million in the comparable period in 2000. Moreover, given the lack of demand for our network access products, this product line is currently unprofitable and generating negative gross margins. If the market for broadband services does not improve, our network access product line will continue to underperform, and we may restructure or dispose of this product line, which could result in financial charges and disruption to our business.

        We have invested significant resources developing products that are dependent on the adoption rate of new technologies. For example, our SoundStation IP and SoundPoint IP products are dependent on the roll out of voice-over-IP, or VoIP, technologies. The success of our ViaVideo product depends on the increased use of desktop video collaboration technologies. If the use of new technologies that our current and future products are based on does not occur, or occurs more slowly than expected, we may not be able to sell certain of our products in significant volumes and our business may be harmed.

  Lower than expected market acceptance of our products, price competition and other price decreases would negatively impact our business.

        If our products are not accepted by the market, our profitability could be harmed. For example, we lowered the price of the ShowStation IP by 23% effective March 1999 because of market acceptance issues for this product. Similar price reductions and demand issues could occur for any of our products, which could negatively impact our net revenues and profitability.

        Our profitability could also be negatively affected in the future as a result of continuing competitive price pressures in the sale of video and voice conferencing equipment, network systems and network access products, which could cause us to reduce the prices for any of these products. Further, we have reduced prices in the past in order to expand the market for our products, and in the future, we may further reduce prices or introduce new products that carry lower margins in order to expand the market or stimulate demand for our products. While we cannot assure you that these actions would have the desired result, any of these actions could have an adverse impact on our product margins and profitability.

  Our success depends on our ability to assimilate new technologies in our products and to properly train our resellers in the use of those products.

        The markets for video and voice communications products, network systems products and network access products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The success of our new products depends on several factors, including proper new product definition, product cost, timely completion and introduction of new products, differentiation of new products from those of our competitors and market acceptance of these products. Additionally, properly addressing the complexities associated with compatibility issues, reseller training, technical and sales support as well as field support are also factors that may affect our success in this market. Further, the shift in communications from circuit-switched to IP-based technologies over time may require us to add new resellers and gain new core technological competencies. We are attempting to address these needs and the need to develop new products through our internal development efforts, joint developments with other companies and through acquisitions. We may not identify successful new product opportunities and develop and bring products to market in a timely manner. Additionally, we cannot assure you that competing technologies developed by others will not render our products or technologies obsolete or noncompetitive. The failure of our new product development efforts and any inability to service or maintain the necessary third-party interoperability licenses would harm our business and results of operations.

  Product obsolescence, excess inventory and other asset impairment can negatively affect our results of operations.

        We operate in a high technology industry which is subject to rapid and frequent technology and market demand changes. These changes can often render existing technologies obsolete. These obsolescence issues can require write-downs in inventory value when it is determined that the stated value of existing inventory is greater than its fair market value. This situation occurred in all of 2001 when we recorded material excess and obsolescence charges associated with our inventory of network access products. This situation also occurred during the first quarter of 2000 for the ShowStation IP. If the deployment of DSL is further delayed or never materializes, our current level of network access product inventory may be deemed excessive, and we may have to write down much or all of this inventory, which could adversely affect our profitability. Also, our ViewStation product and iPower products offer certain comparable functionality and may compete with each other for customers. If sales of one of these products has a negative effect on sales of the other product, it could significantly increase the inventory levels of the negatively impacted product. The potential for new products to render existing products obsolete, cause inventories of existing products to increase or reduce the demand for existing products exists for every one of our products.

        In addition, we have made investments in private companies which we classify as "Other Long-term Assets" in our balance sheet. The value of these investments is influenced by many factors, including the operating effectiveness of these companies, the overall health of these companies' industries, the strength of the private equity markets and general market conditions. In the past, we have recorded charges against earnings associated with the impairment of some of these investments. For example, we recorded charges of $5.9 million in fiscal 2000 and $1.5 million in the second quarter of 2001 associated with the impairment of these investments. Due to these and other factors, we have previously determined, and may in the future determine, that the value of these investments is impaired, which has caused and would cause us to write down the stated value of these investments. Further, we cannot assure you that future inventory, investment, license, fixed asset or other asset write-downs will not happen. If future write-downs do occur, they could harm our business.

  Failure to adequately service and support our products could harm our results of operations.

        Our recent growth has been due in large part to an expansion into products with more complex technologies, including our network access products, our network systems products and our iPower products. This has increased the need for product warranty and service capabilities. If we cannot develop and train our internal support organization or maintain our relationship with our outside technical support, it could harm our business.

If we have insufficient proprietary rights or if we fail to protect those rights we have, our business would be materially impaired.

  We rely on third party license agreements and termination or impairment of these agreements may cause delays or reductions in product introductions or shipments which would harm our business.

        We have licensing agreements with various suppliers for software incorporated into our products. For example, we license video communications source code from ADTRAN, EBSNet, Omnitel, RADVision and Telesoft, video algorithm protocols from Ezenia! and Real Networks, development source code from Cisco Systems, Digital Equipment and Philips Semiconductor, audio algorithms from Lucent Technologies, Nortel Networks and Texas Instruments, communication software from DataBeam and Windows software from Microsoft. In addition, we have interoperability agreements with Jetstream Communications and Tollbridge Technologies for our network access products, and we depend significantly on these agreements and our ability to secure similar licenses from other gateway providers. These third-party software licenses may not continue to be available to us on commercially reasonable terms, if at all. The termination or impairment of these licenses could result in delays or reductions in new product introductions or current product shipments until equivalent software could be developed, licensed and integrated, if at all possible, which would harm our business.

  We rely on patents, trademarks, copyrights and trade secrets to protect our proprietary rights, which may not be sufficient to protect our intellectual property.

        We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality procedures to protect our proprietary rights. Others may independently develop similar proprietary information and techniques or gain access to our intellectual property rights or disclose such technology. In addition, we cannot assure you that any patent or registered trademark owned by us will not be invalidated, circumvented or challenged in the U.S. or foreign countries or that the rights granted thereunder will provide competitive advantages to us or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all. Furthermore, others may develop similar products, duplicate our products or design around our patents. In addition, foreign intellectual property laws may not protect our intellectual property rights. Litigation may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity of and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources which could harm our business, and could ultimately be unsuccessful in protecting our intellectual property rights.

  We face and might in the future face intellectual property infringement claims that might be costly to resolve.

        We have from time to time received, and may in the future receive, communications from third parties asserting patent or other intellectual property rights covering our products. For example, we have been named in (along with approximately 90 manufacturers or distributors of electronic or semiconductor products) and served with a complaint filed by the Lemelson Medical, Education and Research Foundation alleging patent infringement by us. This suit has been stayed pending the outcome of a different suit filed against the Lemelson Foundation.

        In addition, our industry is characterized by uncertain and conflicting intellectual property claims and vigorous protection and pursuit of intellectual property rights or positions, which have on occasion resulted in significant and often protracted and expensive litigation. In the past, we have been involved in such litigation, which adversely affected our operating results. For example, in November 1998, Videoserver, Inc., now known as Ezenia! Inc., filed a patent infringement claim against Accord's U.S. subsidiary, and Accord was subsequently added as a defendant. In September 2000, Accord and its U.S. subsidiary entered into a settlement agreement with Ezenia! under which the case was dismissed and Accord paid $6.5 million to Ezenia!. We cannot assure you that we will prevail in any such litigation, that intellectual property claims will not be made against us in the future or that we will not be prohibited from using the technologies subject to any such claims or be required to obtain licenses and make corresponding royalty payments. In addition, the necessary management attention to, and legal costs associated with, litigation can have a significant adverse effect on operating results and financial condition.

Business interruptions could adversely affect our operations.

        Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, national catastrophe, such as the terrorist attacks which occurred on September 11, 2001, and other events beyond our control. We do not have a detailed disaster recovery plan. Our facilities located in California were recently subject to electrical blackouts as a consequence of a shortage of available electrical power. In the event these blackouts continue or increase in severity, they could disrupt the operations of our affected facilities. In addition, we do not carry sufficient business interruption insurance to compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business.

Our cash flow could fluctuate due to our ability to collect receivables.

        Over the past several quarters, we initiated significant investments in Europe and Asia to expand our business in these regions. In Europe and Asia, as with other international regions, credit terms are typically longer than in the United States. Therefore, as Europe, Asia and other international regions grow as a percentage of our net revenues, as happened in 1999, 2000 and 2001, accounts receivable balances will likely increase as compared to previous years. Additionally, sales in the network access, network systems and video communications industries typically have longer payment periods as compared to the voice communications market. Therefore, if network access, network systems and video products constitute a greater percentage of net revenues, accounts receivable balances will likely increase. These increases would cause our days sales outstanding to increase as compared to prior years and will negatively affect future cash flows. Although we have been able to largely offset the effects of these influences through additional incentives offered to resellers at the end of each quarter in the form of prepaid discounts, these additional incentives have lowered our profitability and, given the downturn in the United States economy, many companies are opting to not take advantage of our incentives and instead preserve their liquidity. In addition, the economic downturn in the United States may restrict the availability of capital which may delay our collections from our resellers beyond our historical experience, which would further harm our cash flow and days sales outstanding performance. Also, as we transition PictureTel's resellers from PictureTel's credit policies to our credit policies, these resellers may find our policies to be more stringent. As a result, there may be some delay or confusion in the implementation of our credit policies with such resellers, which could result in delayed collection of receivables. Further, our more stringent credit policies could limit the ability of these resellers to pay for our products, which could result in reduced sales of our products to these resellers. Finally, some of these resellers may be unwilling or unable to meet our credit terms, and they may decide to terminate their relationship with us.

Our stock price fluctuates as a result of the conduct of our business and stock market fluctuations.

        The market price of our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our common stock may be significantly affected by a variety of factors, including:

  •
  statements or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business or relating to us specifically;

  •
  the announcement of new products or product enhancements by us or our competitors;

  •
  technological innovations by us or our competitors;

  •
  quarterly variations in our results of operations;

  •
  general market conditions or market conditions specific to particular industries; and

  •
  domestic and international macroeconomic factors.

        In addition, the stock market has recently experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many high technology companies like us. These fluctuations are often unrelated to the operating performance of the specific companies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements under the sections entitled "Prospectus Summary," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus and in the documents incorporated by reference in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "intend," "forecast," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. The forward-looking statements contained in this prospectus involve known and unknown risks, uncertainties and situations that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of 7,000,000 shares of common stock offered by us will be approximately $214.2 million, or $246.5 million if the underwriters' over-allotment option is exercised in full, assuming a public offering price of $32.32 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        We intend to use the net proceeds of this offering primarily for general corporate purposes, including working capital and capital expenditures, and acquisitions or investments in complementary businesses or products or to obtain the right to use complementary technologies. However, we presently have no material agreements or commitments and are not currently engaged in any negotiations with respect to any such transactions. We cannot specify with certainty the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management team will have broad discretion in applying the net proceeds. Pending such uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment grade obligations.

DIVIDEND POLICY

        We have never declared or paid any cash dividend on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain future earnings, if any, for use in our business.

PRICE RANGE OF COMMON STOCK

        The following table presents the high and low sale prices per share for our common stock as reported by the Nasdaq National Market for the periods indicated. The stock prices have been adjusted where appropriate to reflect a two-for-one split of our common stock effected as a stock dividend on August 31, 2000.

	High	Low
Year Ended December 31, 2000:
First Quarter	$66.50	$26.75
Second Quarter	56.00	26.00
Third Quarter	69.88	39.00
Fourth Quarter	72.25	29.38
Year Ended December 31, 2001:
First Quarter	$37.81	$10.75
Second Quarter	29.88	10.88
Third Quarter	30.00	17.91
Fourth Quarter	42.59	23.88
Year Ending December 31, 2002:
First Quarter (through January 18, 2002)	$39.09	$32.00

        On January 18, 2002, the last reported sale price of our common stock as reported on the Nasdaq National Market was $32.32 per share. As of December 31, 2001, there were approximately 2,062 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2001:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the acquisition of PictureTel in October 2001; and

  •
  on a pro forma as adjusted basis to give effect to the sale of the 7,000,000 shares of common stock we are offering under this prospectus at an assumed public offering price of $32.32 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	September 30, 2001
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share information)
Long-term debt	$—	$—	$—
Stockholders' equity:
Preferred stock, par value $0.001 per share, 5,000,000 shares authorized, none issued	—	—	—
Common stock, par value $0.0005 per share, 175,000,000 shares authorized; 83,690,508 shares outstanding, actual; 90,627,863 shares outstanding, pro forma; 97,627,863 shares outstanding, pro forma as adjusted	42	45	49
Additional paid-in capital	409,557	629,046	843,270
Treasury stock	—	(11,300)	(11,300)
Unrealized gain on marketable securities	701	701	701
Unearned stock-based compensation	(953)	(953)	(953)
Accumulated earnings	65,095	15,795	15,795

Total stockholders' equity	474,442	633,334	847,562

Total capitalization	$474,442	$633,334	$847,562

        The outstanding share information excludes:

  •
  11,710,204 shares of common stock issuable upon exercise of outstanding stock options and warrants as of September 30, 2001; and

  •
  2,455,391 shares of common stock reserved for future issuance under our stock plans as of September 30, 2001.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table presents selected consolidated balance sheet and statement of operations data as of and for the fiscal years ended December 31, 1996 through 2000 and for the nine month periods ended September 30, 2000 and 2001. The consolidated balance sheet data as of December 31, 1999 and 2000 and the consolidated statement of operations data for the fiscal years ended December 31, 1998, 1999 and 2000 have been derived from audited consolidated financial statements of Polycom included in this prospectus. The consolidated balance sheet data as of December 31, 1996, 1997, and 1998 and the consolidated statement of operations data for the fiscal years ended December 31, 1996 and 1997 have been derived from audited consolidated financial statements of Polycom not included in this prospectus. The consolidated balance sheet data as of September 30, 2001 and the consolidated statement of operations data for the nine month periods ended September 30, 2000 and 2001 are based upon unaudited quarterly consolidated financial statements of Polycom incorporated by reference in this prospectus. This data gives retroactive effect to our acquisition of Accord on February 28, 2001, which was treated as a pooling of interests. We use a 52 or 53-week fiscal year. As a result, our fiscal year or quarter may not end as of the calendar period. For convenience of presentation, the consolidated financial statements have been shown as ending on December 31 and September 30 of each applicable period. The information as of and for the nine month periods is unaudited and has been prepared on the same basis as our annual consolidated financial statements. In the opinion of management, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The results of operations for the nine month period ended September 30, 2001 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2001, or any future period.

	December 31,					Nine Months Ended September 30,
	1996	1997	1998	1999	2000	2000	2001
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenues	$39,006	$51,972	$129,483	$224,902	$373,554	$259,976	$263,141
Cost of net revenues	18,987	28,685	63,092	99,698	164,099	112,585	112,605

Gross profit	20,019	23,287	66,391	125,204	209,455	147,391	150,536
Operating Expenses:
Sales and marketing	10,234	14,768	25,845	43,366	70,745	50,808	52,824
Research and development	9,752	19,553	17,158	25,724	43,570	30,630	41,618
General and administrative	2,795	8,368	7,751	12,729	20,702	15,184	13,767
Acquisition-related costs	—	597	185	1,650	4,768	—	11,530
Purchased in-process research and development	—	—	—	—	—	—	2,450
Amortization of goodwill and purchased intangibles	—	—	—	—	—	—	2,018
Grant repayment	—	—	—	—	5,876	—	—
Litigation settlement	—	—	—	—	6,500	6,500	—
Litigation reserve release	—	—	—	—	(1,843)	(1,843)	—

Total operating expenses	22,781	43,286	50,939	83,469	150,318	101,279	124,207

Operating income (loss)	(2,762)	(19,999)	15,452	41,735	59,137	46,112	26,329
Interest income, net	1,082	1,061	927	1,629	8,419	4,644	10,597
Other investments adjustment	—	—	—	—	(5,854)	—	(1,523)
Other income (expense)	190	12	(9)	(31)	8	30	(446)

Income (loss) before provision for income taxes	(1,490)	(18,926)	16,370	43,333	61,710	50,786	34,957
Provision for income taxes	108	171	1,749	13,616	24,247	18,262	12,302

Net income (loss)	$(1,598)	$(19,097)	$14,621	$29,717	$37,463	$32,524	$22,655

Basic net income (loss) per share	$(0.05)	$(0.44)	$0.25	$0.45	$0.50	$0.44	$0.27

Diluted net income (loss) per share	$(0.05)	$(0.44)	$0.20	$0.38	$0.45	$0.39	$0.26

Weighted average shares outstanding for basic net income (loss) per share	29,979	43,369	58,012	65,475	75,264	73,157	83,432
Weighted average shares outstanding for diluted net income (loss) per share	29,979	43,369	71,609	77,848	83,828	82,719	86,322
	As of December 31,
						As of September 30, 2001
	1996	1997	1998	1999	2000
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$21,507	$19,846	$24,925	$66,554	$241,798	$216,522
Working capital	29,676	24,600	51,307	97,006	325,969	291,575
Total assets	39,806	51,857	88,418	185,219	503,708	547,035
Mandatory redeemable convertible preferred stock	10,315	10,676	19,415	25,916	—	—
Total stockholders' equity	25,937	14,829	40,855	100,810	422,783	474,442

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. Except for historical information, the following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements, including, among other things, statements regarding our anticipated product, customer and geographic revenue mix, gross margins and operating costs and expenses, involve risks and uncertainties. Such forward-looking statements include, among others, those statements including the words "expects," "anticipates," "intends," "believes" and similar language. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those discussed in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus as well as in the documents incorporated by reference in this prospectus.

Overview

        We were incorporated in December 1990. We were engaged principally in research and development from inception through September 1992 when we began volume shipments of our first voice communications product, the SoundStation. Currently, our voice communications products consist principally of the SoundStation, SoundStation EX, SoundStation Premier, SoundStation Premier EX, SoundStation IP, VoiceStation 100, SoundPoint, SoundPoint Pro and SoundPoint IP. In January 1998, we completed the acquisition of ViaVideo, a development stage company that designed and developed high quality, low cost, easy-to-use, group video communications systems. In February 1998, we began customer shipments of the ViewStation products. Currently, our video communications products consist principally of the ViewStation 128, ViewStation 512, ViewStation V.35, ViewStation MP, ViewStation SP, ViewStation FX, VS 4000, Visual Concert and ViaVideo. In December 1999, we acquired Atlas Communication Engines, Inc., a privately-held OEM supplier of integrated access devices, or IADs, and an emerging supplier of DSL routers. Polycom's NetEngine line of IADs and DSL routers, which comprise our network access product family, provides voice and data over DSL networks. In February 2001, we acquired Accord Networks Ltd., a leading provider of next generation, rich-media network products that enable Internet Protocol and other network voice and video communications in both the customer premises and service provider markets. Accord's product line has become our network systems product family and consists principally of the MGC line of products that provide multipoint video connectivity and gateway capability through disparate networks. See Note 2 of Notes to Consolidated Financial Statements.

        Through December 31, 2001, we derived a substantial majority of our net revenues from sales of our ViewStation, iPower, network systems and SoundStation products. We anticipate that our ViewStation, iPower, network systems, SoundStation and NetEngine products will account for substantially all of our net revenues for at least the next twelve months. See Note 5 of Notes to Condensed Consolidated Financial Statements (Unaudited). Any factor adversely affecting the demand or supply for these products would harm our business, financial condition, cash flows and results of operations.

Recent Developments

        On October 18, 2001, we announced the completion of our acquisition of PictureTel Corporation, or PictureTel, a worldwide leader in visual collaboration. Under the terms of the transaction, we exchanged a combination of 0.1177 shares of Polycom common stock and $3.11 in cash for each outstanding share of PictureTel common stock. In total, approximately 6.9 million shares of our common stock and approximately $183 million in cash were exchanged for all outstanding shares of PictureTel's common stock. In addition, we assumed PictureTel options and warrants that, following such assumption, became exercisable for approximately 1.2 million shares of our common stock. The acquisition has been accounted for as a purchase business combination using the guidance contained in SFAS 141. See Note 13 of Notes to Condensed Consolidated Financial Statements (Unaudited).

Results of Operations

Years Ended December 31, 2000, 1999 and 1998

        The following table sets forth, as a percentage of net revenues, consolidated statement of income data for the periods indicated.

	Year Ended December 31,
	2000	1999	1998
Net revenues	100%	100%	100%
Cost of net revenues	44	44	49

Gross profit	56	56	51
Operating expenses:
Sales and marketing	19	19	20
Research and development	12	11	13
General and administrative	5	6	6
Acquisition costs	1	1	0
Royalties prepayment	2	0	0
Litigation settlement	2	0	0
Litigation reserve release	(1)	0	0

Total operating expenses	40	37	39

Operating income	16	19	12
Interest income, net	2	0	0
Other investments adjustment	(2)	0	0
Other expense, net	0	0	0

Income before provision for income taxes	16	19	12
Provision for income taxes	6	6	1

Net income	10%	13%	11%

Net Revenues

        Net revenues for the year ended December 31, 2000 increased 66% over the same period of 1999. This increase was due primarily to an increased sales volume of our video communication products which accounted for 60% of the total increase. In addition, sales volume increases in our network access, voice communication and network systems products also contributed to the improvement over 1999. The increase in voice communications revenue accounted for 12% of the total increase, the increase in network access products accounted for 16% of the total increase, and the increase in network systems revenue accounted for the remaining 12% of the total increase. We also had a significant increase in sales in each international region in 2000 over 1999 due to an increased focus on expanding into foreign markets. This expansion included adding sales and marketing, operational and administrative resources.

        Net revenues for the year ended December 31, 1999 increased 74% over the same period of 1998. This was due primarily to sales volume increases in our video communications products which accounted for 73% of the total increase. These products began shipping in February of 1998, and we have added various models since that time. Additionally, voice communications products sales volume increases also contributed to the revenue growth and accounted for 14% of the total increase while increases in the network systems revenues accounted for the remaining 13% of the total increase. Although a majority of our revenue growth was from North America, we also experienced growth in net revenues in Europe due to our increase in investment in this region in 1999.

        A major contributor to the expected growth of the broadband market has been the deployment of DSL. Beginning in the second half of 2000, some DSL providers experienced delays in delivering their service which caused financial troubles for these companies. These DSL providers are customers of our network access products through OEM providers we use as resellers. These service delays slowed the expected growth in this market which in turn slowed sales of our network access products. If these conditions persist, they will negatively impact revenues from our network access products.

        In 2000, 1999 and 1998, we derived a substantial majority of our net revenues from sales of our video communication, voice communication, network systems and network access products. No customer accounted for more than 10% of our net revenues for the fiscal year ended December 31, 2000. However, one customer, Lucent Technologies, accounted for 11% of our net revenues in the three months ended December 31, 2000, primarily from sales of our network access products. In addition, Lucent Technologies accounted for 10% of net revenues in both 1999 and 1998. No other customer or reseller accounted for more than 10% of our net revenues during these periods. See Note 14 of Notes to Consolidated Financial Statements for business segment information.

        International net revenues (revenues outside of North America) accounted for 32%, 30% and 23% of total net revenues for 2000, 1999 and 1998, respectively. See Note 14 of Notes to Consolidated Financial Statements. In the fiscal year ended 2000, we continued to make investments in Europe, Asia and, to a lesser degree, in Latin America. This expansion of resources was the main reason for the increase in the international percentage of total net revenues despite the increase in net revenue from sales of our network access products which were sold primarily in North America. An increase in our video communication products unit sales volume in Europe, Asia and Latin America was the primary reason for the increase in the international percentage of total net revenues in 2000 over 1999. In 1999, our increased investment in resources in Europe over 1998 helped drive volumes and revenues up as a percentage of our revenue. Within Europe, video revenues were the main driver of the increase in 1999 over 1998. In addition, net revenues derived from sales of our products in Asia also increased as a percentage of our net revenue in 1999 over 1998.

        We anticipate that international sales will continue to account for a significant portion of total net revenues for the foreseeable future, and we plan to continue our expansion in Europe, Asia and Latin America. International sales, however, are subject to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable and potentially adverse tax consequences. Additionally, international net revenues may fluctuate as a percentage of net revenues in the future as we introduce new products since we expect to initially introduce such products in North America and also because of the additional time required for product homologation and regulatory approvals of new products in international markets. To the extent we are unable to expand international sales in a timely and cost-effective manner, our business could be harmed. We cannot assure you that we will be able to maintain or increase international market demand for our products. Additionally, to date, a substantial majority of our international sales has been denominated in U.S. currency; however, if international sales were denominated in local currencies in the future, these transactions would be subject to currency fluctuation risks. Further, to date, the establishment of the European Currency Unit, or the Euro, by the European Union as the common legal currency in Europe has not had any significant impact on us since a substantial majority of our international sales are denominated in U.S. currency. However, there may be an impact in the future due to the recent weakening of the Euro against the dollar as this requires customers to convert a greater number of Euros into dollars to settle their outstanding debts to us.

Cost of Net Revenues

        Cost of net revenues consists primarily of contract manufacturer costs including material and direct labor, our manufacturing organization, tooling depreciation, warranty expense, royalty payments and an allocation of overhead expenses. The cost of net revenues as a percentage of total net revenues for the year ended December 31, 2000 was 44% which is consistent with 1999. Overall, a more favorable product mix generated from increased shipments of higher margin network systems and video products and favorable material price variances were offset by a write-down of certain media server inventory, including the ShowStation IP, to net realizable value and higher shipment volumes of our lower margin network access products.

        When comparing the cost of net revenues as a percentage of net revenues in 1999 to 1998, the percentage decreased to 44% from 49%. The improvement in cost in 1999 over 1998 was attributable to a more favorable product mix as more shipments of the higher margin video products occurred and favorable material price improvements. These decreases were offset by a write-down of the ShowStation IP inventory and the SoundPoint inventory to net realizable value and reduced revenue received under a joint development and marketing agreement with 3M concerning the ViewStation which had very low associated costs. We received $0.9 million in revenue under this agreement in 1999 compared to $2.5 million in 1998.

        Forecasting future gross margin percentages is difficult, and there are a number of risks associated with maintaining our current gross margin levels. For example, uncertainties surrounding revenue levels and related production level variances, competition, changes in technology, changes in product mix, manufacturing efficiencies of subcontractors, manufacturing and purchased part variances, warranty costs and timing of sales over the next few quarters can cause our cost of net revenues percentage to fluctuate significantly. Additionally, our IAD and DSL equipment products, VoIP products and other desktop products have a significantly higher cost of net revenue percentage than our network systems, ViewStation and SoundStation products. If the IAD, DSL, VoIP and other desktop products grow to become a significant portion of our revenue stream, this will have a negative effect on our future cost of net revenues percentages. Also, we may reduce prices on our products in the future for competitive reasons or to stimulate demand which could increase our cost of net revenues percentage. However, we cannot assure you that any of these potential price reductions would offset competitive pressures or stimulate demand. In addition, cost variances associated with the manufacturing ramp of new products such as the NetEngine, the VoIP telephony products or any other new product, could occur which would increase our cost of net revenues percentage. Further, gross margins associated with the ViaVideo, ViewStation SP and the SoundPoint Pro are lower than the targeted gross margins of our product portfolio while the gross margins for the network systems products are higher than or closer to our targeted gross margins. The proportional contribution of these products to our product mix can have a significant impact on our overall gross margins. In addition to the uncertainties listed above, cost of net revenues as a percentage of net revenues may increase due to a change in the mix of distribution channels and the mix of international versus North American revenues.

Sales and Marketing Expenses

	Year End December 31,			Increase (Decrease) From Prior Year
	2000	1999	1998	2000	1999
	(dollars in thousands)
Expenses	$70,745	$43,366	$25,845	63%	68%
% of Net Revenues	19%	19%	20%	0%	(1%)

        Sales and marketing expenses consist primarily of salaries and commissions for our sales force, advertising and promotional expenses, product marketing, allocation of overhead expenses and customer service and support costs. The increase in sales and marketing expenses in absolute dollars in 2000 over 1999 was primarily related to increased advertising and promotional expenditures for our video, network systems and network access products. Additionally, an increase in our investment in our worldwide sales effort also contributed to the increases over 1999. The increase in sales and marketing expenses in absolute dollars in 1999 over 1998 was primarily related to increased advertising and promotional expenditures for our video, network systems and voice products. Additionally, an increase in our investment in our worldwide sales efforts and the resulting staff increases also contributed to the increase over 1998.

        We expect to continue to increase our sales and marketing expenses in absolute dollar amounts in an effort to expand North American and international markets, market new products and establish and expand distribution channels. In particular, our acquisition of Atlas Communication Engines, Inc. expanded our product portfolio into the DSL access market which will require significant additional marketing expenditures to communicate the value of our new product offerings as well as significant additional sales expenditures to develop a new sales organization for this market. In addition, due to the innovative nature of our ViaVideo, ViewStation, network systems and VoIP products, we believe we will incur additional expenses for sales and marketing, especially advertising, to educate potential customers as to the desirability of these products over competing products. Also, we will further invest in the international markets, increasing the absolute dollars spent in this area. Further, we are currently expanding our service organization to provide expanded and improved support for our products which will increase our sales and marketing expenses.

Research and Development Expenses

	Year End December 31,			Increase (Decrease) From Prior Year
	2000	1999	1998	2000	1999
	(dollars in thousands)
Expenses	$43,570	$25,724	$17,158	69%	50%
% of Net Revenues	12%	11%	13%	1%	(2%)

        Research and development expenses consist primarily of compensation costs, consulting fees, depreciation and an allocation of overhead expenses. Expense increases in video, voice, network systems and network access product development all contributed to the total increase in 2000 over 1999. Individually, the increase in video communication product development expenditures accounted for 37% of the total increase, network access development expenditures accounted for 29% of the total increase, network systems development expenditures accounted for 23% of the total increase, and the increase in voice communications accounted for the remaining 11% of the total increase. The research and development expense increased in 1999 over 1998 due to increases in the video, voice, network access and network systems products. In all years presented, all research and development costs have been expensed as incurred.

        We believe that technological leadership is critical to our success and we are committed to continuing a high level of research and development. Also, continued investment in new product initiatives such as network systems products, network access, VoIP and desktop products will require significant research and development spending. Consequently, we intend to increase research and development expenses in absolute dollars and as a percentage of net revenues in the future.

General and Administrative Expenses

	Year End December 31,			Increase (Decrease) From Prior Year
	2000	1999	1998	2000	1999
	(dollars in thousands)
Expenses	$20,702	$12,729	$7,751	63%	64%
% of Net Revenues	5%	6%	6%	(1%)	0%

        General and administrative expenses consist primarily of compensation costs, allocation of overhead expenses, bad debt write-offs, legal expenses and accounting expenses. The increase in general and administrative expenses in 2000 over 1999 was due to increased staffing and infrastructure costs to support our growth including the additional costs to upgrade our management information system, expansions in Europe and Asia and higher bad debt expense. The increase in general and administrative expenses in 1999 over 1998 was due to increased staffing and infrastructure costs to support our growth including the conversion of the management information system.

        We believe that our general and administrative expenses will continue to increase in absolute dollar amounts in the future primarily as a result of expansion of our administrative staff and costs related to supporting a larger company. These additional charges principally include expenses related to expansions of our information system and infrastructure charges related to the significant investments being made in the international regions. Additionally, write-offs associated with bad debt are difficult to predict, and material write-offs could negatively affect our profitability in the quarter they are made.

Acquisition Costs

        We incurred acquisition costs totaling $4.8 million in 2000, $1.7 million in 1999 and $0.2 million in 1998. In 2000, these costs were related to the acquisition of Accord completed in February 2001. In 1999, these costs were related to the acquisition of Atlas completed in December 1999. In 1998, the costs incurred were related to the acquisition of ViaVideo. A significant portion of these charges for these acquisitions were for outside financial advisory, legal and accounting services. We have incurred further material acquisition related expenses associated with the Accord acquisition and the PictureTel acquisition in 2001. We expect to incur future material expenses relating to these acquisitions, and there may be other acquisition expenses related to other such transactions in the future.

Grant Repayment

        In the fourth quarter of 2000, Accord incurred a charge of $5.9 million relating to the repayment of all outstanding grants from the Office of the Chief Scientist in Israel, or OCS, and the Israel-U.S. Binational Industrial Research and Development foundation, or BIRD. The payments to OCS and BIRD were derived directly from the commercial success of Accord products resulting from research and development funding received from those organizations.

Litigation Settlement

        On November 20, 1998, VideoServer, Inc., now known as Ezenia! Inc., filed a patent infringement claim against Accord's U.S. subsidiary, Accord Networks, Inc., in the United States District Court, District of Massachusetts, alleging that the U.S. subsidiary had and was willfully and deliberately infringing on one of Ezenia!'s patents. The plaintiff later amended its complaint to allege that the U.S. subsidiary also had and was willfully and deliberately infringing on other patents. On June 10, 1999, Accord was added as a defendant in the lawsuit. On June 16, 2000, Accord and its U.S. subsidiary entered into a written settlement agreement, and the Court entered an order dismissing the case. The lawsuit settlement cost of $6.5 million represents a one-time charge resulting from this settlement.

Litigation Reserve Release

        On September 3, 1997, VTEL Corporation, or VTEL, filed a lawsuit in the State District Court in Travis County, Texas against ViaVideo Communications, Inc. and its founders (who were formerly employed by VTEL). On May 27, 1998, following our acquisition of ViaVideo, VTEL amended its suit to add Polycom as a defendant. In the lawsuit, VTEL alleged breach of contract, breach of confidential relationship, disclosure of proprietary information and related allegations. ViaVideo, its founders and Polycom answered the suit, denying in their entirety VTEL's allegations. On March 3, 2000, VTEL voluntarily dismissed the allegations against Polycom and ViaVideo with prejudice for no consideration. As a one-time item in the first quarter of 2000, the excess accrual associated with the expenses we estimated we would incur in connection with this lawsuit totaling $1.8 million was released since no further material expenses will be incurred. See Note 8 of Notes to Consolidated Financial Statements.

Interest Income, Net

        Interest income, net consists of interest earned on our cash, cash equivalents and investments less bank charges resulting from the use of Polycom's bank accounts and interest expense from Polycom's credit facilities. Interest income, net of interest expense, was $8.4 million in 2000, $1.6 million in 1999 and $0.9 million in 1998. The fluctuations in interest income, net are due primarily to changes in average cash and investment balances throughout the year, the most significant of which relates to our follow-on common stock offering in 2000 and Accord's initial public offering which together raised $203.2 million in the third quarter of 2000.

Other Investments Adjustment

        Throughout the year ended December 31, 2000, we made various investments in private companies that are included in "Other investments" in our consolidated balance sheet. In accordance with Generally Accepted Accounting Principles in the United States of America, or GAAP, we monitor the value of these investments for impairment and make appropriate reductions in carrying value when necessary. During 2000, we determined that the value of these investments became impaired and we reduced the carrying amount by $5.9 million.

Provision for Income Taxes

        The provision for income taxes was $24.2 million in 2000, $13.6 million in 1999 and $1.7 million in 1998. The increase in income taxes in 2000 over 1999 was due to our increased profitability. The increase in income taxes in 1999 over 1998 was also due to our increased profitability offset by the reversal of our deferred tax valuation allowance in 1999 due to our belief that the deferred tax assets will more likely than not be realized.

        As of December 31, 2000, we had approximately $20.1 million in net operating loss carryforwards and $8.3 million in tax credit carryforwards as well as other deferred tax assets arising from temporary differences. See Note 13 of Notes to Consolidated Financial Statements.

Three and Nine Month Periods Ended September 30, 2001 and September 30, 2000

        The following table sets forth, as a percentage of net revenues, consolidated statements of income data for the periods indicated.

	Three Months Ended		Nine Months Ended
	Sept 30, 2001	Sept. 30, 2000	Sept. 30, 2001	Sept. 30, 2000
Net revenues	100%	100%	100%	100%
Cost of net revenues	43	44	43	43

Gross profit	57	56	57	57
Operating expenses:
Sales and marketing	19	19	20	19
Research and development	17	12	16	12
General and administrative	6	6	5	6
Acquisition-related costs	1	0	4	0
Purchased in-process research and development	0	0	1	0
Amortization of goodwill and purchased intangibles	1	0	1	0
Litigation settlement costs	0	0	0	3
Litigation reserve release	0	0	0	(1)

Total operating expenses	44	37	47	39

Operating income	13	19	10	18
Interest income, net	4	4	4	2
Other investments adjustment	0	0	(1)	0
Other income (expense)	0	0	0	0

Income before provision for income taxes	17	23	13	20
Provision for income taxes	5	7	4	7

Net income	12%	16%	9%	13%

Net Revenues

        Net revenues for the three months ended September 30, 2001 decreased 15% over the same period of 2000. This decrease was due primarily to lower volume shipments of video communications, network access products and voice communication products particularly in the North America region. This decrease was offset somewhat by an increase in shipments of the network systems product line. We believe the lower sales of video and voice products were due principally to a reduction in capital spending in the United States and Europe due to the slowdown in economic activity over last year. Overall, we experienced a decrease in shipments in North America, Europe and Latin America, which was partially offset by increases in Asia.

        Net revenues for the nine months ended September 30, 2001 increased 1% over the same period last year. This growth was due to growth in the network systems products, which offset decreases in the video and voice communication product lines. Network access product revenue remained approximately the same. The lower sales of video and voice products were due to a reduction in capital spending in the United States and Europe due to the slowdown in economic activity over last year.

        A major contributor to the expected growth of the broadband access market has been the deployment of DSL. Beginning in the second half of 2000 and continuing through the first nine months of 2001, DSL service providers have experienced delays in delivering their service, which caused financial difficulty for these companies. These DSL providers are customers of our network access products both directly and through OEM providers we use as resellers. These service delays slowed the expected growth in this market which in turn slowed sales of our network access products. These conditions limited the sales growth of our network access products in the three and nine month periods ending September 30, 2001 and will likely negatively affect sales of our network access products the remainder of the year.

        In the three and nine months ended September 30, 2001 and 2000, we derived all of our net revenues from sales of our video communication, voice communication, network systems and network access products. No customer accounted for more than 10% of our net revenues for the three or nine month periods ended September 30, 2001 or for the comparable period last year. See Note 5 of Notes to Condensed Consolidated Financial Statements (Unaudited).

        Our business is subject to the risks arising from domestic and global economic conditions. Recently, economic growth in the United States and Europe has slowed to the point where industries are delaying or reducing technology purchases. The terrorist attacks of September 11, 2001 and the military response to those attacks have had a further negative effect on the U.S. economy. The impact of this slowdown on us is difficult to predict. If our customers continue to delay ordering our products or reduce stocking levels of our products, we will continue to experience decreased revenue and profitability for the remainder of 2001 and beyond. For example, we experienced a revenue decrease in the three month period ended September 30, 2001 as compared to the three month period ended September 30, 2000, and a profitability decrease in the nine month period ended September 30, 2001 as compared to the nine month period ended September 30, 2000. These conditions have negatively affected our business and profitability in 2001 to date and will in the future if these conditions persist. In addition, weakness in the end-user market could negatively affect the cash flow of our reseller customers who in turn could delay paying their obligations to us which we believe occurred during the first three quarters of 2001. If these conditions continue, our credit risk exposure would increase which would harm our profitability, financial condition and cash flows.

        International net revenues (revenues outside of North America) accounted for 31% of total net revenues for the three months ended September 30, 2001 and three months ended September 30, 2000. For the nine months ended September 30, 2001, international net revenues accounted for 38% of total net revenues compared to 33% for the comparable period last year. This percentage improvement in the international component of our revenue for the nine month period ended September 30, 2001 was due to growth in Asia and Europe of sales of our video communications and network systems products and by reductions in North America and Latin America sales.

        We anticipate that international sales will continue to account for a significant portion of total net revenues for the foreseeable future, and we plan to further expand our operations internationally. International sales, however, are subject to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable and potentially adverse tax consequences. Also, poor economic conditions can impact our business as it did in Europe in the third quarter of 2001 and is expected to continue into 2002. Additionally, international net revenues may fluctuate as a percentage of net revenues in the future as we introduce new products, since we expect to initially introduce such products in North America and also because of the additional time required for product homologation and regulatory approvals of new products in international markets. To the extent we are unable to expand international sales in a timely and cost-effective manner, our business could be harmed. We cannot assure you that we will be able to maintain or increase international market demand for our products. Additionally, to date, a substantial majority of our international sales has been denominated in U.S. currency; however, if international sales were denominated in local currencies in the future, these transactions would be subject to currency fluctuation risks. In connection with the acquisition of PictureTel completed in October 2001, we anticipate that we will sell iPower products in local currencies. To date, the establishment of the Euro by the European Union as the common legal currency in Europe has not had any significant impact on us because a substantial majority of our international sales are denominated in U.S. currency. However, there may be an impact in the future if the Euro weakens significantly against the dollar, which would require customers to convert a greater number Euros into dollars to settle their outstanding debts to us.

Cost of Net Revenues

        Cost of net revenues consists primarily of contract manufacturer costs including material and direct labor, our manufacturing organization, tooling depreciation, warranty expense and an allocation of overhead expenses. The cost of net revenues as a percentage of total net revenues for the three and nine month periods ended September 30, 2001 was 43%. The cost of net revenues as a percentage of total net revenues for the three and nine month periods ended September 30, 2000 was 44% and 43%, respectively. In this area, gross margin benefited from increased contribution of the higher margin products such as our network systems products and decreased sales from our lower margin video and voice products. However, we reduced production levels in the three months ended September 30, 2001 from levels in earlier periods due to the slowdown in purchasing in the North American and European markets. This reduction created unfavorable manufacturing variances which negatively impacted our cost of net revenues. Further, in the three and nine month periods ended September 30, 2001, we recorded provisions for inventory value loss associated with our network access products, which also negatively impacted our cost of net revenues as a percentage of net revenues.

        Forecasting future gross margin percentages is difficult, and there are a number of risks associated with maintaining our current gross margin levels. For example, uncertainties surrounding revenue levels and related production level variances, competition, changes in technology, changes in product mix, manufacturing efficiencies of subcontractors, manufacturing and purchased part variances, warranty costs and timing of sales over the next few quarters can cause our cost of net revenues percentage to fluctuate significantly. Additionally, our network access products, VoIP products and other desktop products have a significantly higher cost of net revenue percentage than our network systems, ViewStation and SoundStation and network systems products. If our network access products, VoIP and other desktop products grow to become a significant portion of our revenue stream, this will have a negative effect on our future cost of net revenues percentages. Also, we may reduce prices on our products in the future for competitive reasons or to stimulate demand which could increase our cost of net revenues percentage. However, we cannot assure you that any of these potential price reductions would offset competitive pressures or stimulate demand. In addition, cost variances associated with the manufacturing ramp of new products such as the NetEngine, VoiceStation 100, SoundPoint IP or any other new product, could occur which would increase our cost of net revenues percentage. Further, gross margins associated with the ViaVideo, ViewStation SP and the SoundPoint Pro are lower than the targeted gross margins of our product portfolio, while the gross margins for the network systems products are higher than our targeted gross margins. The proportional contribution of these products to our product mix can have a significant impact on our overall gross margins as it did in the three and nine month periods ended September 30, 2001. Further, the iPower product lines acquired through the PictureTel acquisition in October 2001 have lower gross margins than our targeted gross margins of our product portfolio. In addition, we are dependant on a successful move of the production of the iPower 900 series to Thailand in order to maintain and then improve margins through cost reductions for this product line. In addition to the uncertainties listed above, cost of net revenues as a percentage of net revenues may increase due to a change in the mix of distribution channels and the mix of international versus North American revenues.

Sales and Marketing Expenses

	Three Months Ended			Nine Months Ended
dollars in thousands	Sept. 30, 2001	Sept. 30, 2000	Increase (Decrease)	Sept. 30, 2001	Sept. 30, 2000	Increase (Decrease)
Expenses	$16,775	$18,439	(9)%	$52,824	$50,808	4%
% of Net Revenues	19%	19%	0%	20%	19%	1%

        Sales and marketing expenses consist primarily of salaries and commissions for our sales force, advertising and promotional expenses, product marketing, an allocation of overhead expenses and customer service and support costs. The decrease in sales and marketing expenses in absolute dollars in the three months ended September 30, 2001 over the comparable period of 2000 was primarily related to decreased advertising, promotional and operating expenses partially offset by an increase in our investment in our worldwide sales effort.

        For the nine month period ended September 30, 2001, sales and marketing expenditures increased 4% over the same period of 2000. This increase was primarily attributable to increased advertising and selling expenses associated with our network systems products and an increase in our investment in our worldwide sales effort.

        We expect to increase our sales and marketing expenses in absolute dollar amounts in an effort to expand North American and international markets, market new products, establish and expand distribution channels and significantly increase end-user sales focus. In addition, due to the innovative nature of our ViaVideo, ViewStation, network systems, WebOffice and VoIP products, we believe we will incur additional expenses for sales and marketing, especially advertising, to educate potential customers as to the desirability of these products over competing products and technologies. Also, we will continue to invest in the international markets, increasing the absolute dollars spent in this area. Further, as we incorporate products which we acquired through the PictureTel acquisition in October 2001 into our product offering, we expect that sales and marketing expenses will increase in absolute dollars.

Research and Development Expenses

	Three Months Ended			Nine Months Ended
dollars in thousands	Sept. 30, 2001	Sept. 30, 2000	Increase (Decrease)	Sept. 30, 2001	Sept. 30, 2000	Increase (Decrease)
Expenses	$13,757	$11,445	20%	$41,618	$30,630	36%
% of Net Revenues	17%	12%	5%	16%	12%	4%

        Research and development expenses consist primarily of compensation costs, consulting fees, depreciation and an allocation of overhead expenses. Expense increases in network systems, video, and voice product development all contributed to the total increase in research and development expenses for the three months ended September 30, 2001 over the same period of 2000. This was offset slightly by a decrease in spending associated with the network access product line. Individually, the increase in network systems product development expenditures accounted for 67% of the total change, video communication product development expenditures accounted for 41% of the total change and voice communications accounted for 16% of the total change while a reduction in the investment in network access accounted for an offset of 24% of the total change.

        For the nine months ended September 30, 2001, increases in research and development expenses for all product lines contributed to the overall increase over the same period last year. Individually, the increase in network systems product development expenditures accounted for 47% of the total increase, video communication product development expenditures accounted for 38% of the total increase, voice communications development expenditures accounted for 10% of the total increase and the increase in network access accounted for the remaining 5% of the total increase. In all periods presented, all research and development costs have been expensed as incurred.

        We believe that technological leadership is critical to our success and we are committed to continuing a high level of research and development. Also, continued investment in new product initiatives such as network systems products, network access, VoIP and desktop products will require significant research and development spending. Consequently, we intend to increase research and development expenses in absolute dollars and as a percentage of net revenues in the future. However, we may not be able to find or hire qualified engineering personnel in a timely manner or at all. Further, as we incorporate new products under development which we acquired through the PictureTel acquisition in October 2001 into our product roadmap, we expect that investments in research and development will increase.

General and Administrative Expenses

	Three Months Ended			Nine Months Ended
dollars in thousands	Sept. 30, 2001	Sept. 30, 2000	Increase (Decrease)	Sept. 30, 2001	Sept. 30, 2000	Increase (Decrease)
Expenses	$4,605	$5,820	(21%)	$13,767	$15,184	(9%)
% of Net Revenues	6%	6%	0%	5%	6%	(1%)

        General and administrative expenses consist primarily of compensation costs, allocation of overhead expenses, bad debt write-offs, legal expenses and accounting expenses. The decrease in general and administrative expenses in the three and nine month periods ended September 30, 2001 over the same periods of 2000 was due to lower expenditures associated with the implementation of the enterprise resource planning system implemented in 2000 offset by costs associated with increased staffing and other infrastructure costs.

        We believe that our general and administrative expenses will increase in absolute dollar amounts in the future primarily as a result of expansion of our administrative staff and other costs to support a larger company. For example, the acquisition of PictureTel in October 2001 added administrative complexity which will result in increased general and administrative expenses. These additional charges include expenses related to integrating acquired companies, expansions of our information systems and infrastructure charges related to the significant investments being made in the international regions. Additionally, write-offs associated with bad debt are difficult, if not impossible, to predict and material write-offs could increase general and administrative costs significantly.

Acquisition-related Expenses

        We incurred acquisition-related expenses totaling $0.5 million in the three months ended September 30, 2001 and $11.5 million in the nine months ended September 30, 2001. On a year to date basis, these costs were associated with the acquisitions of Accord and Circa. For the nine months ended September 30, 2001, these expenses consisted of $2.2 million of restructuring charges, $1.1 million of asset impairment charges and $8.2 million of other acquisition costs including outside financial advisory, legal and accounting services. See Note 9 of Notes to Condensed Consolidated Financial Statements (Unaudited). We expect further material acquisition related expenses associated with the acquisition of Accord and Circa, as well as costs incurred as a result of the acquisition of PictureTel, completed in October 2001.

Purchased In-process Research and Development

        In the nine month period ending September 30, 2001, we incurred charges totaling $2.5 million for in-process research and development. This research and development was acquired as part of the acquisition of Circa. The amount allocated to purchased research and development was determined through established valuation techniques in the high-technology communications industry and were expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. Material costs for in-process research and development will be incurred as a result of the PictureTel acquisition completed in October 2001.

Amortization of Goodwill and Other Purchased Intangibles

        In the three and nine month periods ending September 30, 2001, we recorded $1.0 million and $2.0 million, respectively, for the amortization of goodwill and intangibles related to the acquisition of Circa. Goodwill and other intangible assets are being amortized to expense over their estimated useful lives of three years.

Litigation Settlement Costs

        In the nine months ended September 30, 2000, Accord recorded a charge for $6.5 million resulting from the settlement of a patent infringement lawsuit on September 16, 2000.

Litigation Reserve Release

        In the first quarter of 2000, we released a $1.8 million accrual associated with expenses we estimated we would incur in connection with a specific lawsuit. The liability no longer existed so the estimated expense accrual was released to the statement of income.

Interest Income, Net

        Interest income, net consists of interest earned on our cash, cash equivalents and investments less bank charges resulting from the use of our bank accounts and interest expense from our credit facilities. Interest income, net of interest expense, was $3.4 million in the three months ended September 30, 2001 and $10.6 million for the nine months ended September 30, 2001. This compares to $3.1 million and $4.6 million for the comparable periods last year. The increase in net interest income for the nine months ended September 30, 2001 was due primarily to changes in average cash and investment balances throughout the year, the most significant of which was our follow-on common stock offering which raised $148.3 million in 2000 and the initial public offering of Accord in mid-2000, which raised $54.9 million. Interest income will decrease in the fourth quarter of 2001 due to an approximately $183 million reduction in our cash, cash equivalents and investments as a result of the PictureTel acquisition in October 2001.

Other Investments Adjustment

        During fiscal 2000, we began making various investments in private companies that are included in "Other Long-term Assets" in our balance sheet. We monitor the value of these investments for impairment and make appropriate reductions in carrying value when necessary. During the June 30, 2001 quarter, we determined that the value of these investments became impaired and we reduced the carrying amount by $1.5 million. No impairments were required during the quarter ended September 30, 2001.

Provision for Income Taxes

        The provision for income taxes was $4.0 million for the three months ended September 30, 2001 and $6.8 million for the same period of 2000. For the nine month period ended September 30, 2001, the provision for income taxes was $12.3 million compared to $18.3 million for the same period last year. The decrease in the provision for income taxes for the three months ended September 30, 2001 compared to the same period in 2000 was due to a decrease in effective taxes on foreign income net of nondeductible acquisition and other related costs.

Liquidity and Capital Resources

        As of September 30, 2001, our principal sources of liquidity included cash and cash equivalents of $174.9 million, short-term investments of $41.6 million and long-term investments of $92.9 million. In addition, we had a $15.0 million line of credit with a bank and $5.1 million in other investments related to non-marketable equity securities. In December 2001, we returned $8.4 million of the $8.5 million in letters of credit outstanding under the line of credit to the bank, and deposited $0.1 million in cash with the bank to secure the remaining outstanding letters of credit. The bank currently has no obligation to extend any credit to us under the line of credit, and we have no ability to incur indebtedness under the line of credit. The line of credit remains in effect only to assure reimbursement of the remaining outstanding letters of credit, pending their return to the bank.

        Also in December 2001, we entered into a new $25.0 million line of credit with a different bank. The new line of credit facility contains provisions that require the maintenance of certain financial ratios and profitability requirements.

        We generated cash from operating activities totaling $51.7 million in the first nine months of 2001 compared to $34.5 million in the same period of 2000. The improvement in cash from operating activities when comparing these two periods was due primarily to a reduction in inventories, trade receivables and deferred taxes. This improvement was offset by a net reduction in liabilities and net income before considering non-cash expenses (such as depreciation, amortization, the provision for doubtful accounts, other investments adjustment, the write-off of in-process research and development and the tax benefits from the exercise of employee stock options).

        The total net change in cash and cash equivalents for the nine months ended September 30, 2001 was a decrease of $14.5 million. The primary uses of cash during this period were $41.5 million for the purchase of convertible notes receivable from PictureTel, $28.3 million for net purchases of investments and $8.3 million for purchases of property, plant and equipment. The primary sources of cash were $51.7 million from operating activities and $11.7 million associated with the exercise of stock options and purchases under the employee stock purchase plan. The positive cash from operating activities was primarily the result of net income before considering non-cash expenses (such as depreciation, amortization, the provision for doubtful accounts, other investments adjustment, the write-off of in-process research and development and the tax benefits from the exercise of employee stock options), lower trade receivables, inventories and deferred taxes, offset by a net decrease in total current liabilities (including accounts payable) and an increase in prepaid expenses and other current assets.

        In connection with our acquisition of PictureTel in October 2001, we utilized approximately $183 million of cash. We also received approximately $64.4 million of cash held by PictureTel as a consequence of our acquisition of PictureTel. In addition, we had issued letters of credit under our bank credit facility, totaling $8.4 million, to guarantee certain obligations of PictureTel, which we subsequently returned to the bank in December 2001. Other material commitments consist of obligations under our operating leases. We also maintain, from time to time, commercial letters of credit as payments for the importation of certain products. These amounts do not exceed $100,000 and are outstanding less than 120 days. In addition, our bank has issued letters of credit to secure the leases on some of our offices. These letters of credit total less than $100,000 and are secured by our credit facilities or cash deposits with our banks.

        We believe that our available cash, cash equivalents, investments, bank line of credit and the anticipated proceeds of this offering will be sufficient to meet our operating expenses and capital requirements through at least the next eighteen months. However, we may require or desire additional funds to support our operating expenses and capital requirements or for other purposes, such as acquisitions or competitive reasons, and may seek to raise such additional funds through public or private equity financing or from other sources. We cannot assure you that additional financing will be available at all or that, if available, such financing will be obtainable on terms favorable to us and would not be dilutive. Our future liquidity and cash requirements will depend on numerous factors, including the introduction of new products and potential acquisitions of related businesses or technology.

Quantitative and Qualitative Disclosure about Market Risk

        Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and bank borrowings. We do not use derivative financial instruments and our investment portfolio only includes highly liquid, high quality instruments.

        We are subject to fluctuating interest rates that may impact, adversely or otherwise, our results of operations or cash flows for our variable rate bank borrowings, available-for-sale securities and cash and cash equivalents.

        The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio and debt obligations:

As of September 30, 2001:	Expected Maturity
	2001	2002	2003 And Beyond	Total
	(dollars in thousands)
Assets:
Cash and cash equivalents	$174,892	$—	$—	$174,892
Average interest rates	2.99%	—	—	2.99%
Short-term and long-term investments	$38,243	$68,067	$25,741	$132,051
Average interest rates	5.16%	4.65%	4.47%	4.76%
Convertible notes receivable	$41,500	$—	$—	$41,500
Average interest rates	4.25%	—	—	4.25%
Liabilities:
Bank line of credit	$—	$—	$—	$—
Average interest rates*	3.32%	—	—	3.32%

        *(30-day average LIBOR + .65%)

        The estimated fair value of our cash and cash equivalents approximates the principal amounts reflected above based on the short maturities of these financial instruments. We also hold an approximately $2.5 million investment in publicly traded equity securities which was marked to market from our original $2.0 million investment value.

        We have made investments in private companies. These investments are included in "Other Long-term Assets" in our consolidated balance sheet and are carried at cost less any impairment loss. We monitor these investments for impairment and make appropriate reductions in carrying value when necessary. Impairment losses are evaluated regularly and are driven by movements in the current valuations of these companies which are influenced by capital market conditions in the private equity markets. During the three months ended September 30, 2001, there were no impairment charges taken relative to the value of these investments. For the nine months ended September 30, 2001, we reduced the carrying amount by $1.5 million. For all of these investments, our ownership is less than 20% of the company, and we do not have the ability to exercise significant influence over their operations.

        Substantially all of our sales are denominated in U.S. dollars. Only a small amount of foreign bills are paid in currencies other than the U.S. dollar and these bills are funded at the time of payment; therefore, our foreign exchange risk is considered immaterial to our consolidated financial position, results of operations and cash flows. However, in connection with the acquisition of PictureTel completed in October 2001, we anticipate that we will sell iPower products in local currencies.

        In the event of a significant transaction due in a foreign currency, we may enter into a foreign currency forward contract for hedging purposes. During the third quarter, we entered into such a contract with an aggregate face value of $2.8 million to mitigate exposure related to a receivable in a foreign currency. The contract matured prior to quarter end and its net impact was immaterial.

Recent Accounting Pronouncements

        In September 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", or SFAS 133. SFAS 133, as amended by SFAS 138, established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities, and is effective for the fiscal years beginning after September 15, 2000. We adopted this pronouncement on January 1, 2001. This adoption did not have a material impact on our consolidated financial position, results of operations and cash flows.

        In September 2001, the FASB Emerging Issues Task Force, or EITF, issued EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," or EITF 00-25. EITF 00-25 established the treatment in the income statement of vendor consideration to resellers of a vendor's products. EITF 00-25 is effective for the interim and year end periods beginning after December 15, 2001. We have not yet determined the impact that adoption of this pronouncement will have on our consolidated financial position, results of operations and cash flows.

        In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations," or SFAS 141. SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling of interests method. We will adopt this pronouncement beginning with the PictureTel Corporation acquisition completed on October 18, 2001. See Note 13 of Notes to Condensed Consolidated Financial Statements (Unaudited). We are currently assessing the impact of SFAS 141 on our consolidated financial position, results of operations and cash flows.

        In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," or SFAS 142, which is effective for fiscal years beginning after March 15, 2001. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment only approach. In addition, the standard includes provisions, upon adoption, for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. For existing goodwill and other intangibles, we will adopt this pronouncement on January 1, 2002. We will adopt this pronouncement for new acquisitions beginning with the PictureTel Corporation acquisition completed on October 18, 2001. See Note 13 of Notes to Condensed Consolidated Financial Statements (Unaudited). We are currently assessing the impact of SFAS 142 on the Company's consolidated financial position, results of operations and cash flows.

        In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", or SFAS 144, which is effective for fiscal years beginning after December 15, 2001. SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions relating to the disposal of a segment of a business of Accounting Principles Board Opinion No. 30. We are currently assessing the impact of SFAS 144 on the Company's consolidated financial position, results of operations and cash flows.

MANAGEMENT

Executive Officers and Directors

        Our executive officers and directors, and their ages and positions as of January 22, 2002, are as follows:

Name	Age	Position(s)
Robert C. Hagerty	49	Chairman of the Board of Directors, Chief Executive Officer and President
Michael R. Kourey	42	Senior Vice President, Finance and Administration, Chief Financial Officer, Secretary and Director
Sunil K. Bhalla	44	Senior Vice President and General Manager, Voice Communications
Pierre-Francois Catte	45	Senior Vice President, Corporate Operations
Jules L. DeVigne	61	Executive Vice President and General Manager, Network Systems Products
Philip B. Keenan	38	Senior Vice President, Worldwide Sales and Marketing
Craig B. Malloy	40	Senior Vice President and General Manager, Video Communications
Hans Schwarz	56	Senior Vice President and General Manager, Network Access Products and Chief Systems Architect
Betsy S. Atkins	45	Director
John Seely Brown	61	Director
John A. Kelley	51	Director
Stanley J. Meresman	55	Director
William A. Owens	61	Director

        Mr. Hagerty joined us in January 1997 as our President and Chief Operating Officer and as a member of our Board of Directors. In July 1998, Mr. Hagerty was named Chief Executive Officer. In March 2000, Mr. Hagerty was named Chairman of our Board of Directors. Prior to joining us, Mr. Hagerty served as President of Stylus Assets, Ltd., a developer of software and hardware products for fax, document management and Internet communications. He also held several key management positions with Logitech, Inc., including Operating Committee Member to the Office of the President, and Senior Vice President/General Manager of Logitech's retail division and worldwide operations. In addition, Mr. Hagerty's career history includes positions as Vice President, High Performance Products for Conner Peripherals, Director of Manufacturing Operations and General Manager for Signal Corporation, and Operations Manager for Digital Equipment Corporation. Mr. Hagerty holds a B.S. in Operations Research and Industrial Engineering from the University of Massachusetts, and an M.A. in Management from St. Mary's College of California.

        Mr. Kourey has been one of our directors since January 1999. Mr. Kourey has served as our Senior Vice President, Finance and Administration since January 1999 and as our Chief Financial Officer since January 1995. Mr. Kourey has served as our Secretary since June 1993. He also served as Vice President, Finance and Administration from January 1995 to January 1999, Vice President, Finance and Operations from July 1991 to January 1995 and as our Treasurer from June 1993 to March 1997. Mr. Kourey currently serves on the Advisory Board of the Business School at Santa Clara University. Prior to joining us, he was Vice President, Operations of Verilink Corporation. Mr. Kourey holds a B.S. in Managerial Economics from the University of California, Davis, and an M.B.A. from Santa Clara University.

        Mr. Bhalla joined us in February 2000 as our Senior Vice President, Business Communications. Before joining us, Mr. Bhalla served as Vice President and General Manager of Polaroid Corporation's

Internet Business and also served as Polaroid's Vice President and General Manager, Worldwide Digital Imaging Business. Previously, Mr. Bhalla also held posts as Director of Strategic Marketing at Computervision Corporation, as well as senior management positions with Digital Equipment Corporation. Mr. Bhalla holds a M.S. in Mechanical/Systems Engineering and CAD/CAM from Lehigh University.

        Mr. Catte joined us in November 2001 as our Senior Vice President, Operations. Prior to joining us, Mr. Catte worked at Hewlett-Packard Company, where he had been since 1980. He served as the Vice President and General Manager of Hewlett-Packard's VeriFone Division from December 1997 to November 2001 and as General Manager of Hewlett-Packard's CONVEX Division from March 1996 to December 1997. Prior to that, Mr. Catte held several positions within Hewlett-Packard, including General Manager, Systems Manufacturing and Delivery Operation, General Manager, Exeter Computer Manufacturing Operation, General Manager, French Manufacturing Operation, Business and Manufacturing Planning Manager, European Personal Computer Division and others. Mr. Catte holds an M.B.A in Finance from Ecole Superieure De Commerce de Lyon in France.

        Mr. DeVigne joined us in February 2001 as our Executive Vice President, Sales, Marketing and Business Development. In January 2002, Mr. DeVigne was named Executive Vice President and General Manager, Network Systems Products. Prior to joining us, Mr. DeVigne served as Chief Executive Officer and as a director of Accord Networks Ltd. from May 1997 until February 2001 and as Chairman of the Board from June 1999 until February 2001. Before joining Accord, Mr. DeVigne served as Vice President, Worldwide Sales for VideoServer, Inc. from October 1992 until May 1997. Mr. DeVigne also served as President of Innovative Technology, a manufacturer of voicemail and interactive voice response systems, from March 1990 until June 1992, and as Senior Vice President of Sales and Marketing of Netrix Corporation, a manufacturer of wide area networks, from February 1989 until March 1990. Mr. DeVigne has also held various sales and executive management positions with Paradyne Corporation and International Business Machines Corporation. Mr. DeVigne holds a B.A. from Duke University.

        Mr. Keenan served as our Senior Vice President and General Manager, Network Systems Products, from March 2001 to January 2002. In January 2002, Mr. Keenan was named Senior Vice President, Worldwide Sales and Marketing. Prior to joining us, Mr. Keenan served as Senior Vice President, Worldwide Sales and Marketing of Accord Networks Ltd. from April 1998 until February 2001. Mr. Keenan served as the Vice President of International Sales for VideoServer, Inc. from May 1994 until February 1998. Mr. Keenan holds an honours degree in Mining Geology from Cardiff University in the United Kingdom.

        Mr. Malloy joined us in January 1998 and is currently our Senior Vice President and General Manager, Video Communications. Mr. Malloy co-founded ViaVideo Communications, Inc. in 1996. Prior to founding ViaVideo, Mr. Malloy served in various marketing management roles at VTEL, including Manager of Product Marketing and Director of Commercial Analysis. Mr. Malloy also held marketing and manufacturing management positions with Baxter Healthcare and Pfizer-Shiley, and served as a lieutenant in the U.S. Navy. Mr. Malloy holds a B.S. degree in Political Science from the United States Naval Academy and a M.B.A. degree from the University of California, Los Angeles.

        Mr. Schwarz joined us in April 2000 as our Senior Vice President and General Manager, Network Access Products. In January 2002, Mr. Schwarz was also named as our Chief Systems Architect. Mr. Schwarz previously served as Senior Vice President for Product Management and Development at Auspex Systems, a developer of advanced network content storage solutions. Prior to Auspex, he was associated with Siemens for over 20 years. As senior vice president and general manager for IP telephony and enterprise data networks for Siemens Information and Communications Networks, Mr. Schwarz was responsible for the development of voice-over IP (VoIP) enterprise communication systems. He also served as general manager for a 3Com/Siemens joint-venture IP telephony solutions start-up. Prior positions also include vice president roles in Siemens Business Communications Inc.,

Siemens Rolm, and BiiN Information Systems, as well as senior director and management positions at Rolm Systems, a joint venture between Intel and Siemens, and the Process Automation Division of Siemens AG. Mr. Schwarz holds a masters degree in Electrical Engineering and Computer Science from Technical University in Darmstadt, Germany.

        Ms. Atkins has been one of our directors since April 1999. Ms. Atkins has been a private investor since August 1993. Ms. Atkins served as President and Chief Executive Officer of NCI, Inc. from 1990 to 1993. Ms. Atkins was a founder and director of Ascend Communications Corporation, and from 1989 to 1990, she was its Vice President of Marketing and Sales. Ms. Atkins is also a director of Lucent Technologies, Olympic Steel, Inc., Selectica Corporation, and a number of private companies. Ms. Atkins holds a B.A. from the University of Massachusetts.

        Mr. Brown has been one of our directors since August 1999. Mr. Brown has been the Chief Scientist at Xerox Corporation since 1992 and the Chief Innovation Officer at 12 Entrepreneuring since June 2000. Mr. Brown was the director of Xerox's Palo Alto Research Center from 1990 to May 2000. In addition, Mr. Brown is a co-founder of the Institute for Research on Learning, a member of the National Academy of Education and a fellow of the American Association for Artificial Intelligence. Mr. Brown serves on the boards of Varian Medical Systems and Corning Incorporated. Mr. Brown received a B.A. in mathematics and physics from Brown University, a M.S. in mathematics from the University of Michigan, and a Ph.D. in Computer and Communications Sciences from the University of Michigan.

        Mr. Kelley has been one of our directors since March 2000. Mr. Kelley has been the President and Chief Operating Officer of McDATA, Inc. since August 2001. Prior to joining McDATA, Mr. Kelley served as Executive Vice President of Networks at Qwest Communications from August 2000 to December 2000. He served as President of Wholesale Markets for U S West from May 1998 to July 2000. From 1995 to April 1998, Mr. Kelley served as Vice President and General Manager of Large Business and Government Accounts and President of Federal Services for U S West. Prior to joining U S West, Mr. Kelley was the Area President for Mead Corporation's Zellerbach Southwest Business Unit and Vice President and General Manager for the Zellerbach Industrial Business Unit during 1991 to 1995. Mr. Kelley is also a director of AVT, Inc., HRZ, Inc., Colorado Women's Vision Foundation, and InRoads of Colorado. Mr. Kelley holds a B.S. in Business from the University of Missouri.

        Mr. Meresman has been one of our directors since January 1995. Mr. Meresman has been General Partner and Chief Operating Officer of Technology Crossover Ventures, a venture capital firm, since November 2001. Mr. Meresman has been a private investor since August 1997. Prior to that, Mr. Meresman served as the Senior Vice President, Finance and Chief Financial Officer of Silicon Graphics, Inc. from May 1989 to May 1997. Prior to joining Silicon Graphics, Mr. Meresman was Vice President, Finance and Administration, and Chief Financial Officer of Cypress Semiconductor Corporation. Mr. Meresman is also a director of a number of private companies. Mr. Meresman holds a B.S. in Industrial Engineering and Operations Research from the University of California at Berkeley and an M.B.A. from Stanford University.

        Mr. Owens has been one of our directors since August 1999. Mr. Owens has been Co-Chief Executive Officer of Teledesic LLC, a satellite communications company, since February 1999 and Vice Chairman since 1998. He is also the Chairman and Chief Executive Officer of the affiliated Teledesic Holdings Ltd. From 1996 to 1998, Mr. Owens was President, Chief Operating Officer and Vice Chairman of Science Applications International Corporation (SAIC), an information technology systems integrator. From 1994 to 1996, he was Vice Chairman of the Joint Chiefs of Staff. Mr. Owens holds a B.A. in mathematics from the U.S. Naval Academy, bachelor's and master's degrees in politics, philosophy and economics from Oxford University, and a Master's in Management from George Washington University.

UNDERWRITING

General

        Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite its name below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC
Morgan Stanley & Co. Incorporated
Goldman Sachs & Co.
RBC Dain Rauscher Inc.
Wells Fargo Securities, LLC

Total	7,000,000

        The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters' obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

        The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act of 1933, as amended, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

        Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about                            , 2002.

Over-Allotment Option

        We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 1,050,000 additional shares of our common stock from us at the public offering price, less the underwriting discounts and commissions payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

        The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $             per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions, not in excess of $             per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

        The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us:

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us	$	$	$

Indemnification of Underwriters

        We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

        The underwriters will require our directors and officers to agree not to offer, sell, agree to sell, directly of indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 90 days after the date of this prospectus. However, Thomas Weisel Partners LLC has agreed that, 15 days after the completion of this offering, it will release up to an aggregate of 225,000 shares held by some of our executive officers that are subject to the 90-day lockup restriction.

        We have agreed that for a period of 90 days after the date of this prospectus we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered in this offering, the shares of common stock issuable upon exercise of outstanding options and warrants on the date of this prospectus and the shares of our common stock that are issued under our 1996 Stock Incentive Plan, 2001 Nonstatutory Stock Option Plan and the 1996 Employee Stock Purchase Plan.

Nasdaq National Market Listing

        Our common stock is quoted on the Nasdaq National Market under the symbol "PLCM."

Discretionary Accounts

        The underwriters do not expect sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority to exceed five percent of the shares offered.

Short Sales, Stabilizing Transactions and Penalty Bids

        In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

        Short sales.    Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are made in an amount not greater than the underwriters' option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

        Stabilizing transactions.    The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

        Penalty bids.    If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

        The transactions above may occur on the Nasdaq National Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Relationships with Underwriters

        In December 2001, we obtained a $25 million line of credit with Wells Fargo Bank, N.A., an affiliate of Wells Fargo Securities, LLC, an underwriter in this offering. As of January 7, 2002, there were no amounts outstanding under the line of credit. The terms of the line of credit contract were negotiated and entered into on an arms-length basis, and we believe that the terms of the line of credit are customary for borrowers with a credit profile similar to ours.

LEGAL MATTERS

        The validity of the issuance of the shares of common stock we are offering by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

EXPERTS

        The consolidated financial statements as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other information with the Securities and Exchange Commission, or the Commission, in accordance with the Securities Exchange Act of 1934, as amended. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are also available to the public over the Internet at the Commission's website at http://www.sec.gov.

INCORPORATION BY REFERENCE

        The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we have completed our offering:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

  •
  Our Quarterly Reports on Form 10-Q for the fiscal quarters ended April 1, 2001, July 1, 2001 and September 30, 2001;

  •
  Our Current Reports on Form 8-K as filed on January 30, 2001, March 12, 2001, June 15, 2001, September 20, 2001, October 19, 2001, January 7, 2002 and January 23, 2002;

  •
  The description of our common stock in our Registration Statement on Form 8-A filed on March 12, 1996 under Section 12(g) of the Exchange Act, as amended on April 26, 1996; and

  •
  The description of our Series A Preferred Shares Purchase Rights in our Registration Statement on Form 8-A filed on July 22, 1998 under Section 12(g) of the Exchange Act, as amended on March 2, 2001.

        Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded. The consolidated financial statements as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, together with the related management's discussion and analysis of financial condition and results of operations included in Items 7 and 8 of our Annual Report on Form 10-K for the fiscal year ended

December 31, 2000, have been superceded by the consolidated financial statements and related management's discussion and analysis of financial condition and results of operations included in this prospectus and in our Current Report on Form 8-K filed on June 15, 2001. The consolidated financial statements and related information in such Current Report on Form 8-K give effect to our acquisition of Accord in February 2001, which was accounted for as a pooling of interests.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations, Polycom, Inc., 1565 Barber Lane, Milpitas, California 95035, (408) 526-9000.

POLYCOM, INC.

INDEX TO FINANCIAL STATEMENTS

F–1

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Polycom, Inc.:

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders equity and of cash flows present fairly, in all material respects, the financial position of Polycom, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Jose, California
January 18, 2001
except as to the pooling of interests with
Accord Networks, Ltd. which is as of February 28, 2001

F–2

POLYCOM, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,
	2000	1999
ASSETS
Current assets:
Cash and cash equivalents	$189,399	$41,739
Short-term investments	52,399	24,815
Trade receivables, net of allowance for doubtful accounts of $2,588 and $1,642 in 2000 and 1999, respectively	75,653	53,537
Inventories	49,971	20,922
Deferred taxes	26,623	9,059
Non-trade receivables	8,065	3,669
Prepaid expenses and other current assets	3,218	844

Total current assets	405,328	154,585
Fixed assets, net	22,046	11,853
Long-term investments	53,543	15,050
Other investments	10,146	—
Noncurrent deferred taxes	2,811	1,546
Licenses	7,778	—
Other assets	2,056	2,185

Total assets	$503,708	$185,219

LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$33,614	$28,653
Accrued payroll and related liabilities	8,770	5,158
Taxes payable	16,188	9,633
Other accrued liabilities	20,787	14,135

Total current liabilities	79,359	57,579
Long-term liabilities	1,566	914

Total liabilities	80,925	58,493

Commitments and contingencies (Note 8)	—	—
Mandatorily redeemable convertible preferred stock, $0.002 par value	—	25,916

Stockholders' equity:
Preferred stock, $0.001 par value:
Authorized: 5,000,000 shares in 2000 and 1999 Issued and outstanding: none in 2000 and 1999	—	—
Common stock, $0.0005 par value:
Authorized: 175,000,000 shares Issued and outstanding: 81,968,988 shares in 2000 and 69,254,118 in 1999	41	34
Additional paid-in capital	380,975	97,837
Unearned stock-based compensation	(610)	(1,953)
Cumulative other comprehensive loss	(63)	(85)
Retained earnings	42,440	4,977

Total stockholders' equity	422,783	100,810

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders' equity	$503,708	$185,219

The accompanying notes are an integral part of these consolidated financial statements.

F–3

POLYCOM, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Year ended December 31,
	2000	1999	1998
Net revenues	$373,554	$224,902	$129,483
Cost of net revenues	164,099	99,698	63,092

Gross profit	209,455	125,204	66,391
Operating expenses:
Sales and marketing	70,745	43,366	25,845
Research and development	43,570	25,724	17,158
General and administrative	20,702	12,729	7,751
Acquisition costs	4,768	1,650	185
Grant repayment	5,876	—	—
Litigation settlement	6,500	—	—
Litigation reserve release	(1,843)	—	—

Total operating expenses	150,318	83,469	50,939

Operating income	59,137	41,735	15,452
Interest income, net	8,419	1,629	927
Other investments adjustment	(5,854)	—	—
Other income (expense)	8	(31)	(9)

Income before provision for income taxes	61,710	43,333	16,370
Provision for income taxes	24,247	13,616	1,749

Net income	$37,463	$29,717	$14,621

Basic net income per share	$0.50	$0.45	$0.25

Diluted net income per share	$0.45	$0.38	$0.20

Shares used in basic per share calculation	75,264	65,475	58,012
Shares used in diluted per share calculation	83,828	77,848	71,609

The accompanying notes are an integral part of these consolidated financial statements.

F–4

POLYCOM, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except share data)

	Preferred Stock		Common Stock
					Additional Paid-In Capital	Unearned Stock-based Compensation		Retained Earnings (Deficit)
	Shares	Amount	Shares	Amount			Other		Total
Balances, January 1, 1998	5,809,094	$5	47,185,147	$23	$53,241	$—	$(24)	$(38,416)	$14,829
Conversion of preferred stock into common stock	(5,809,094)	(5)	11,618,188	6	(1)	—	—	—	—
Issuance of common stock	—	—	2,040,952	1	7,629	—	—	—	7,630
Exercise of stock options under stock option plan	—	—	1,582,360	1	1,650	—	—	—	1,651
Shares purchased under employee stock purchase plan	—	—	159,940	—	495	—	—	—	495
Cost of Stockholders' Rights Plan	—	—	—	—	(26)	—	—	—	(26)
Payment of stockholder notes receivable	—	—	—	—	—	—	24	—	24
Valuation of options granted to outside consultants	—	—	—	—	127	—	—	—	127
Tax benefit from stock option activity	—	—	—	—	2,121	—	—	—	2,121
Dividend to S-Corporation shareholders	—	—	—	—	—	—	—	(617)	(617)
Capital contribution by S-Corporation shareholders	—	—	—	—	225	—	—	(225)	—
Net income	—	—	—	—	—	—	—	14,621	14,621

Balances, December 31, 1998	—	$—	62,586,587	$31	$65,461	$—	$—	$(24,637)	$40,855

Issuance of stock through exercise of warrants	—	—	4,000,000	2	14,998	—	—	—	15,000
Exercise of stock options under stock option plan	—	—	2,393,221	1	4,752	—	—	—	4,753
Shares purchased under employee stock purchase plan	—	—	274,310	—	1,039	—	—	—	1,039
Cost of registration statements	—	—	—	—	(31)	—	—	—	(31)
Valuation of options granted to outside consultants	—	—	—	—	114	—	—	—	114
Unearned stock-based compensation	—	—	—	—	2,400	(2,400)	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	447	—	—	447
Tax benefit from stock option activity	—	—	—	—	9,104	—	—	—	9,104
Cumulative other comprehensive loss	—	—	—	—	—	—	(85)	—	(85)
Dividend to S-Corporation shareholders	—	—	—	—	—	—	—	(103)	(103)
Net income	—	—	—	—	—	—	—	29,717	29,717

Balances, December 31, 1999	—	$—	69,254,118	$34	$97,837	$(1,953)	$(85)	$4,977	$100,810

Issuance of stock, net of issuance costs	—	—	5,184,323	3	203,235	—	—	—	203,238
Conversion of mandatorily redeemable preferred stock into common stock	—	—	3,693,761	2	27,079	—	—	—	27,081
Issuance of stock related to exercise of warrants	—	—	324,833	—	—	—	—	—	—
Exercise of stock options under stock option plan	—	—	3,288,859	2	12,531	—	—	—	12,533
Shares purchased under employee stock purchase plan	—	—	223,094	—	2,433	—	—	—	2,433
Cost of registration statements	—	—	—	—	(85)	—	—	—	(85)
Valuation of options granted to outside consultants	—	—	—	—	122	—	—	—	122
Reversal of unearned stock-based compensation upon termination of employment	—	—	—	—	(498)	498	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	845	—	—	845
Tax benefit from stock option activity	—	—	—	—	38,321	—	—	—	38,321
Cumulative other comprehensive loss	—	—	—	—	—	—	22	—	22
Net income	—	—	—	—	—	—	—	37,463	37,463

Balances, December 31, 2000	—	$—	81,968,988	$41	$380,975	$(610)	$(63)	$42,440	$422,783

The accompanying notes are an integral part of these consolidated financial statements.

F–5

POLYCOM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2000	1999	1998
Cash flows from operating activities:
Net income	$37,463	$29,717	$14,621
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,406	5,023	3,856
Provision for doubtful accounts	1,739	771	400
Provision for excess and obsolete inventories	3,101	4,958	2,799
Tax benefit from exercise of stock options	38,321	9,104	2,121
Other investments loss adjustment	5,854	—	—
Value of stock-based compensation	956	578	123
Loss on asset dispositions	—	14	16
Changes in assets and liabilities:
Trade receivables	(23,855)	(24,881)	(19,994)
Inventories	(32,150)	(6,413)	(10,289)
Deferred taxes	(18,829)	(8,011)	(2,594)
Prepaid expenses and other current assets	(6,343)	(2,901)	946
Accounts payable	4,961	15,127	1,162
Taxes payable	6,555	8,228	1,292
Accrued liabilities	10,916	6,740	6,372

Net cash provided by operating activities	38,095	38,054	831

Cash flows from investing activities:
Acquisition of fixed assets	(18,267)	(8,598)	(6,545)
Purchase of licenses	(9,249)	—	—
Purchase of investments	(142,189)	(44,735)	(9,686)
Proceeds from sale and maturities of investments	60,134	10,268	9,387
Other	—	612	36

Net cash used in investing activities	(109,571)	(42,453)	(6,808)

Cash flows from financing activities:
Proceeds from stock offering, net of issuance costs	203,238	—	—
Proceeds from issuance of common stock, net of issuance costs	14,903	5,744	9,751
Proceeds from issuance of preferred stock, net of issuance costs	995	5,805	2,633
Proceeds from exercise of warrants	—	15,000	3
Dividends paid to S-Corporation shareholders	—	(103)	(617)
Repayment of stockholder notes receivable, net	—	250	24
Proceeds from borrowings	—	—	9,601
Repayment of borrowings	—	—	(10,638)

Net cash provided by financing activities	219,136	26,696	10,757

Net increase in cash and cash equivalents	147,660	22,297	4,780
Cash and cash equivalents, beginning of period	41,739	19,442	14,662

Cash and cash equivalents, end of period	$189,399	$41,739	$19,442

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$63	$110	$50
Income taxes paid	$337	$4,340	$450
Advertising barter trade credits	$—	$(770)	$770
Supplemental schedule of noncash investing and financing:
Capital leases	$—	$34	$113
Capital contribution of S-Corp shareholders	$—	$—	$225
Conversion of preferred shares to common stock	$27,081	$—	$9,496
Conversion of loans from stockholders to preferred shares	$—	$—	$6,106

The accompanying notes are an integral part of these consolidated financial statements.

F–6

POLYCOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Formation and Business of the Company:

    Polycom, Inc. and subsidiaries (the Company), a Delaware corporation, develops, manufactures and markets high-quality, easy-to-use communications equipment that enables enterprise users to access broadband network services and leverage increased bandwidth to more conveniently conduct voice, video and data communications. The Company's products are distributed and serviced globally. The Company sells its products through marketing and sales relationships with a wide network of value- added resellers, telecommunications equipment distributors, wireline equipment manufacturers, telecommunication service providers, and retailers.

2. Summary of Significant Accounting Policies:

Fiscal Year:

    The Company uses a 52-53 week fiscal year. As a result, a fiscal year may not end as of the same day as the calendar year. For convenience of presentation, the accompanying consolidated financial statements have been shown as ending on December 31 of each applicable period. Due to timing, 1998 was a 53 week fiscal year. Consequently, the first quarter of 1998 had 14 weeks rather than the usual 13 weeks.

Reclassifications:

    Certain items in prior year's consolidated financial statements have been reclassified to conform to current year's format.

Principles of Accounting and Consolidation:

    These consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles.

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The consolidated financial statements of the Company have been prepared to give retroactive effect to the merger with Accord Networks Ltd. (Accord) on February 28, 2001.

Use of Estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:

    The Company considers all highly liquid investments with original or remaining maturities of 90 days or less at the time of purchase to be cash equivalents.

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Investments:

    The Company's investments are comprised of U.S., state and municipal government obligations and foreign and domestic public corporate debt securities. Investments with maturities of less than one year are considered short-term and are carried at fair value. Nearly all investments are held in the Company's name at a limited number of major financial institutions. The specific identification method is used to determine the cost of securities disposed of, with realized gains and loses reflected in interest income, net. At December 31, 2000 and 1999, all of the Company's investments were classified as available-for-sale. Unrealized gains and losses on these investments are included as a separate component of other accumulated comprehensive loss in stockholders' equity.

    The Company also has investments in private companies. These investments are included in "Other Investments" in the Company's balance sheet and are carried at cost less any impairment loss. The Company monitors these investments for impairment and makes appropriate reductions in carrying value when necessary. During 2000, the Company determined that the value of these investments became impaired and reduced the carrying amount by $5.9 million.

Inventories:

    Inventories are stated at the lower of cost or market. Cost is determined on a standard cost basis which approximates the first-in, first-out (FIFO) method. Appropriate consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value.

Fixed Assets:

    Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which is one to seven years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related assets, typically three to seven years. Disposals of capital equipment are recorded by removing the costs and accumulated depreciation from the accounts and gains or losses on disposals are included in the results of operations.

Impairment of Long-Lived Assets:

    Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use are based on the fair value of the asset. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Revenue Recognition:

    The Company recognizes revenue from gross product sales, including freight charges, when a definite arrangement exists, upon shipment to the customer, upon fulfillment of acceptance terms, if

F–8

any, when no significant contractual obligations remain outstanding, price is fixed and determinable, and collection is considered probable. The Company accrues for warranty costs, sales returns, co-op advertising and other allowances upon shipments based upon its experience. Additionally, the Company recognizes extended service revenue over the life of the service contract. During 1998, the Company recognized $2.5 million in revenue related to certain deliverables detailed in the joint development and marketing agreement with 3M concerning the ViewStation product line. The amounts recognized as revenue from this agreement approximate the amounts that would have been recognized using the percentage of completion methodology.

Research and Development Expenditures:

    Research and development expenditures are charged to operations as incurred. Software development costs incurred prior to the establishment of technological feasibility are included in research and development and are expensed as incurred. After technological feasibility is established, material software development costs are capitalized. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model, which typically occurs when the beta testing commences, and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

Advertising:

    The Company expenses the production costs of advertising as the expenses are incurred. The production costs of advertising consist primarily of magazine and radio advertisements, agency fees and other direct production costs. The advertising expense for the years ended December 31, 2000, 1999 and 1998 was $14.9 million, $10.0 million, and $5.8 million, respectively. In 1998, the Company traded inventory for advertising barter trade credits which were reflected in prepaid assets and stated at a net book value of $770,000 as of December 31, 1998. No revenue was recognized on this transaction. In 1999, the inventory was returned in exchange for the return of the barter credits and was fully reserved. Therefore, the net book value of the advertising barter trade credits was zero as of December 31, 2000 and 1999.

Income Taxes:

    Income tax expense is based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

F–9

Translation of Foreign Currencies:

    For all of the Company's foreign subsidiaries, the functional currency is the U.S. dollar. Accordingly, monetary assets and liabilities are translated at year-end exchange rates while nonmonetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year, except for depreciation which is translated at historical rates. Foreign exchange gains and losses have not been significant to date and have been recorded in results of operations.

Computation of Net Income Per Share:

    Basic net income per share is computed using the weighted average number of common shares outstanding during the periods represented. Diluted net income per share is computed using common and dilutive common equivalent shares outstanding during the periods represented. Common equivalent shares (including shares issued under the Stock Option Plan which are subject to repurchase) are excluded from the computation of fully diluted net loss per share when their effect is antidilutive.

Fair Value of Financial Instruments:

    Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities approximate fair value due to their short maturities. Estimated fair values of short-term and long-term investments, which are disclosed in footnote 3, are based on quoted market prices for the same or similar instruments.

Stock-based Compensation:

    Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-based Compensation," encourages, but does not require, companies to record compensation cost for stock-based compensation plans at fair value. The Company has chosen to continue to account for employee stock options using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of SFAS No. 123. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock and is recognized over the vesting period which is generally three to five years.

    The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

    In March 2000, the Financial Accounting Standards Board (FASB) issued FASB No. 44 (FIN 44) "Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25)". FIN 44 clarifies the application of Opinion 25 for (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a non compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 was effective July 1, 2000, but certain other provisions cover

F–10

specific events that occur after either December 15, 1998, or January 12, 2000. The adoption of the provisions of FIN 44 did not have a material effect on the Company's consolidated financial statements.

Acquisitions:

    On February 28, 2001, the Company completed the acquisition of Accord. Accord is a leading provider of next-generation, rich-media network products that enable Internet Protocol (IP) and other network voice and video communications in both the customer premises and service provider markets. Under the terms of the merger, the Company exchanged approximately 6.5 million shares of common stock for all outstanding Accord shares and assumed Accord options exercisable into approximately 1.3 million shares of the Company's common stock. The exchange and assumption was at a rate of 0.3065 Company shares for each Accord share. The transaction was treated as a pooling of interests for financial reporting purposes and consequently, the Company's historical consolidated financial statements have been restated as if the combined entity existed for all periods presented. All intercompany transactions between the two companies have been eliminated in consolidation. The Company and Accord had the same fiscal year ends of December 31. Further, adjustments required to conform accounting policies between the two companies, primarily associated with the classification of expenses, were insignificant.

    The following table reconciles the Company's previously reported revenues and earnings to the restated amounts presented in the accompanying financial statements ($ in thousands, except per share data):

	Year ended Dec. 31, 2000	Year ended Dec. 31, 1999	Year ended Dec. 31, 1998
Net revenues:
Polycom previously reported	$331,302	$200,067	$116,886
Accord	42,252	24,835	12,597

Restated net revenues	$373,554	$224,902	$129,483

Net income (loss):
Polycom previously reported	$49,228	$29,353	$15,601
Accord	(11,765)	364	(980)

Restated net income	$37,463	$29,717	$14,621

Basic net income (loss) per share:
Polycom previously reported	$0.69	$0.45	$0.27
Accord	(0.19)	—	(0.02)

Restated basic net income per share	$0.50	$0.45	$0.25

Diluted net income (loss) per share:
Polycom previously reported	$0.64	$0.40	$0.23
Accord	(0.19)	(0.02)	(0.03)

Restated diluted net income per share	$0.45	$0.38	$0.20

F–11

    On December 1, 1999, the Company completed the acquisition of Atlas Communication Engines, Inc., (Atlas) whereby a wholly owned subsidiary of the Company was merged with and into Atlas. Atlas designed, developed, marketed and sold high quality digital subscriber line (DSL) customer premise equipment and internet access devices primarily on an original equipment manufacturer (OEM) basis. Approximately 2.6 million shares of the Company's common stock were exchanged for all of the issued and outstanding capital stock of Atlas. In addition, outstanding stock options to purchase Atlas common stock were converted into options to purchase approximately 1.0 million shares of the Company's common stock. The transaction was treated as a pooling of interests for financial reporting purposes and, consequently, all prior period figures have been restated as if the combined entity existed for all periods presented. All intercompany transactions between the two companies have been eliminated in consolidation. The Company and Atlas had the same fiscal year end of December 31. Adjustments, related primarily to fixed asset capitalization, depreciation and inventory accounting, have been made to conform and align accounting policies between the two companies.

    On January 2, 1998, the Company completed the acquisition of ViaVideo Communications, Inc., (ViaVideo) whereby a wholly-owned subsidiary of the Company was merged with and into ViaVideo. ViaVideo was a development stage company that designed and developed high quality, low cost, easy to use, group videoconferencing systems that utilize advanced video and audio compression technologies along with Internet/Web-based features. Approximately 17.4 million shares of Polycom common stock were exchanged for all of the issued and outstanding capital stock of ViaVideo. In addition, outstanding stock options to purchase ViaVideo common stock were converted into options to purchase approximately 2.2 million shares of the Company's common stock. The transaction was treated as a pooling of interests for financial reporting purposes and, consequently, all prior period figures have been restated as if the combined entity existed for all periods presented. All intercompany transactions between the two companies have been eliminated in consolidation. The Company and ViaVideo had the same fiscal year end of December 31 and activity from the start of fiscal 1998 to the merger date was not material. Further, there were no adjustments required to conform accounting policies between the two companies.

Comprehensive Income:

    Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. The components of comprehensive income were immaterial for all periods presented.

Recent Pronouncements:

    In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133, as amended by SFAS 138, established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities, and is effective for the fiscal years beginning after June 15, 2000. The Company adopted this pronouncement on January 1, 2001. This adoption did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 101, "Revenue Recognition," which outlines the basic criteria that must be met to recognize

F–12

revenue and provide guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the Securities and Exchange Commission. The effective date of this pronouncement is the fourth quarter of the fiscal year beginning after December 15, 1999. The adoption of SAB 101 has not had a material impact on the Company's consolidated financial position, results of operations or cash flows.

3. Investments:

    Investments at December 31, 2000 and 1999 comprise (in thousands):

	Fair Value	Cost Basis
Investments—Short-term:
US Government securities	$7,394	$7,390
State and local governments	18,686	18,678
Corporate debt securities	26,319	26,337

Total	52,399	52,405
Investments—Long-term:
US government securities	2,405	2,400
State and local governments	26,309	26,228
Corporate debt securities	24,829	24,981

	53,543	53,609

Balances at December 31, 2000	$105,942	$106,014

Investments—Short-term:
US government securities	$7,718	$7,743
State and local governments	5,520	5,520
Corporate debt securities	11,577	11,577

Total	24,815	24,840
Investments—Long-term:
US government securities	3,762	3,777
State and local governments	7,976	8,013
Corporate debt securities	3,312	3,320

	15,050	15,110

Balances at December 31, 1999	$39,865	$39,950

    All short-term investments as of December 31, 2000 and 1999 mature within one year. Long-term investments mature within two years. During 2000 and 1999, there were no realized gains or losses on the disposal of investments.

F–13

4. Inventories:

    Inventories consist of the following (in thousands):

	December 31,
	2000	1999
Raw materials	$9,493	$3,040
Work in Process	1,033	197
Finished goods	39,445	17,685

Total inventories	$49,971	$20,922

5. Fixed Assets:

    Fixed assets, net, consist of the following (in thousands):

	December 31,
	2000	1999
Computer equipment and software	$27,885	$15,528
Equipment, furniture and fixtures	7,659	4,859
Tooling equipment	5,813	4,732
Leasehold improvements	1,542	737

	42,899	25,856
Less, accumulated depreciation and amortization	20,853	14,003

	$22,046	$11,853

6. Other Accrued Liabilities:

    Other accrued liabilities consist of the following (in thousands):

	December 31,
	2000	1999
Accrued expenses	$8,048	$6,282
Deferred service revenue	4,564	2,249
Warranty reserve	3,884	2,882
Employee stock purchase plan withholding	1,604	663
Royalties payable	1,092	372
Advances from customers	756	259
Sales tax payable	151	661
Other accrued liabilities	688	767

	$20,787	$14,135

7. Business Risks and Credit Concentration:

    The Company sells a limited number of products which serve the communications equipment market. A substantial majority of the Company's net revenues are derived from sales of the

F–14

ViewStation, SoundStation, network systems products and network access products. Any factor adversely affecting demand or supply for these products could materially adversely affect the Company's business and financial performance.

    Currently, the Company subcontracts the manufacturing of the video, voice and network access products through one subcontractor in Asia. The Company believes that there are a number of alternative contract manufacturers that could produce these products, but in the event of a reduction or interruption of supply, it could take a significant period of time to qualify an alternative subcontractor and commence manufacturing. The effect of such reduction or interruption in supply on results of operations would be material. Certain key components used in our products are currently available from only one source and others are available from only a limited number of sources. Additionally, the Asian economy has gone through some recent problems which, as yet, have not had a material impact on the supply of Polycom product from the subcontractor or component suppliers used in this region. However, should the economic problems in Asia persist, it could create an interruption in supply which could materially adversely affect the results of operations.

    The Company's network systems products are manufactured in Israel which is currently experiencing internal and external conflicts that include terrorist and military action. The Company could experience a manufacturing disruption due to acts associated with this conflict which could harm our business. In addition, the technology used in the network system products was developed through grants from the Office of the Chief Scientist in Israel. Under Israeli law, it is prohibited to transfer technology developed pursuant to these grants to any person without the prior written consent of the Office of the Chief Scientist. The grants also contain restrictions on the ability to manufacture products developed with these grants outside of Israel. Approval to manufacture such products outside of Israel, if granted, is generally subject to an increase in the total amount to be repaid to the Office of the Chief Scientist to between 120% to 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel. These restrictions on the ability to transfer technology to third parties or manufacture products outside Israel may adversely affect the Company's operating results and significantly reduce the value of the technology developed under these grants.

    The Company's cash, cash equivalents and investments are maintained with a limited number of international investment management companies and commercial banks and their international affiliates, and are invested in the form of demand deposit accounts, money market accounts, corporate debt securities and government securities. Deposits in these institutions may exceed the amount of insurance provided on such deposits.

    The Company markets its products to distributors and end-users throughout the world. Management performs ongoing credit evaluations of the Company's customers and maintains an allowance for potential credit losses. The expansion of Polycom's product offerings may increase the Company's credit risk as customers place larger orders for the new products. There can be no assurance that the Company's credit loss experience will remain at or near historic levels. At December 31, 2000, one customer individually accounted for more than 10% of accounts receivable. At December 31, 1999, no single customer accounted for more than 10% of accounts receivable.

F–15

7. Business Risks and Credit Concentration: (Continued)

    The Company has investments in securities of private companies which are classified on the balance sheet as "Other investments." In addition, the Company has purchased licenses for technology incorporated in its products. The value of these long-term assets is monitored for any impairment and if it is determined that a write-down is necessary, this charge could have a material adverse effect on the Company's consolidated results of operations, financial position or cash flows.

8. Commitments and Contingencies:

Litigation:

    On September 3, 1997, VTEL Corporation (VTEL) filed a lawsuit in the State District Court in Travis County, Texas against ViaVideo Communications, Inc., a subsidiary of Polycom, and its founders (who were formerly employed by VTEL). On May 27, 1998, VTEL amended its suit to add Polycom as a defendant. In the lawsuit, VTEL alleged breach of contract, breach of confidential relationship, disclosure of proprietary information and related allegations. ViaVideo, its founders and Polycom answered the suit, denying in their entirety VTEL's allegations. On March 3, 2000, VTEL voluntarily dismissed the allegations against Polycom and ViaVideo with prejudice for no consideration. The remaining balance of the accrual associated with the expenses estimated to be incurred in connection with this lawsuit, totaling $1.8 million, was released since no further material expenses will be incurred.

    In June 2000, Accord reached a settlement agreement, which resulted in a dismissal of the litigation begun by a competitor of Accord in November 1998. The competitor alleged that Accord infringed U.S. patents of the competitor. Under the agreement Accord paid $6.5 million which was charged to expense and reported under "Litigation settlement" in the consolidated statement of income.

Standby Letters of Credit:

    The Company has several standby letters of credit totaling approximately $100,000 which have been issued to guarantee certain of the Company's foreign office lease obligations and other contractual obligations. The Company also maintains, from time to time, commercial letters of credit as payments for the importation of certain products. The amounts do not exceed $100,000 and are outstanding less than 120 days.

    The Company had a $300,000 standby letter of credit that was issued in 1997 to guarantee certain of the Company's contractual obligation. This letter of credit was canceled in October 1999.

License Agreement:

    On March 3, 2000, Polycom entered into a patent licensing agreement with VTEL Corporation (VTEL). VTEL provided a fully-paid up, royalty-free license to three patents related to various videoconferencing technologies. In exchange for these licenses, Polycom paid VTEL approximately $8.3 million and sublicensed to VTEL a royalty-bearing patent for videoconferencing technology. The royalty, if any, under the sublicense is payable to the patent holder not Polycom. Amortization of licenses is computed using the straight-line method over the economic lives of the respective licenses, generally five years.

    The Company also enters into other various license agreements in the normal course of business and the cost of those agreements are amortized over the expected life of the respective agreements.

F–16

The cost of these agreements and the amounts amortized in the years shown, both combined and individually, are consider immaterial.

Leases:

    The Company leases certain office facilities and equipment under noncancelable operating leases expiring between 2001 and 2010. Future minimum lease payments are as follows (in thousands):

Year ending December 31,	Leases
2001	$6,108
2002	5,940
2003	5,477
2004	5,374
2005	2,850
Thereafter	2,691

Minimum future lease payments	$28,440

    The Company leases 102,240 square feet of office space for its headquarters location in Milpitas, California. This lease is due to expire in January 2007. Under the terms of the lease, the Company is responsible for related maintenance, taxes and insurance. In all other material facility leases, the Company is responsible for related maintenance, taxes and insurance.

    Rent expense for the years ended December 31, 2000, 1999 and 1998 was $6.3 million, $3.0 million, and $1.6 million, respectively.

Grants:

    In December 2000, Accord repaid all of its outstanding grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. Accordingly, an amount of $5,515,000 was recorded as an expense in the consolidated statement of income in 2000. Previously, Accord was obligated to pay royalties to the Office of the Chief Scientist on proceeds from sales of systems resulting from three research and development projects which the Office of the Chief Scientist helped fund with grants to Accord, at the following progressive royalty rates: 3% of annual system sales for the first three years of system sales by Accord, 4% for the next three years of system sales, and 5% for any systems sales thereafter, up to 100% of the aggregate amount of grants received by Accord. At the time the funding was received, successful development of the related projects was not assured.

    In December 2000, Accord repaid all of its outstanding grants from the Israel-United States Binational Industrial Research and Development foundation ("BIRD"). Accordingly, an amount of $361,000 was recorded as an expense in the consolidated statement of income in 2000. Accord was obligated to pay royalties to BIRD on the proceeds from sale, leasing or other marketing or commercial exploitation of the results of research and development in which BIRD helped fund with grants to Accord. Royalties up to the amount of 150% of the aggregate amount of the grant were to be paid at the rate of 5% of related products sales, up to the aggregate amount of the grant; once the amount of the grant was repaid, royalties would have been payable at the rate of 2.5% of related products sales, until additional royalties in an amount of 16%-50% of the aggregate grant amount were to be paid to BIRD.

F–17

    Accord was obligated to pay royalties to the Government of Israel related to marketing expenses in which the Government helped fund with grants to Accord amounting to approximately $312,000, which were received in 1996 through 1998. The royalties were payable at the rate of 3% of the increase in export sales after Accord began receiving marketing grants, up to the amount of the dollar-linked grant received. As of December 31, 1999, this entire royalty obligation was recorded in the financial statements.

    Royalty expenses related to the abovementioned commitments for the years ended December 31, 2000, 1999 and 1998, were approximately $1,582,000, $931,000 and $709,000, respectively.

9. Credit Arrangements:

    The Company has available a $15.0 million bank revolving line of credit under an agreement with a bank. Borrowings under the line are unsecured and bear interest at the bank's prime rate (9.5% at December 31, 2000) or at an offshore interbank offered rate (IBOR) plus 0.65% (approximately 6.7% to 7.5%, depending on the term of the borrowings at December 31, 2000). Borrowings under the line are subject to certain financial covenants and restrictions on liquidity, indebtedness, financial guarantees, business combinations, profitability levels, and other related items. The line expires on October 31, 2002 but may be renewed by the Company for an additional year so long as certain liquidity measures are met at the time of renewal. The weighted average interest rates for the years ended December 31, 2000, 1999 and 1998 were 9.2%, 8.1%, and 8.4%, respectively.

    Prior to October 1999, the Company had a revolving line of credit with a bank for the lesser of $5,000,000 or the sum of 80% of eligible domestic trade accounts receivable and 50% of foreign trade accounts receivable, as defined, less the sum of the aggregate outstanding face amount of all letters of credit issued under the line. The line of credit expired in October 1999. Borrowings under the line were subject to certain financial covenants and restrictions on indebtedness, equity distributions, financial guarantees, business combinations and other related items and were collateralized by substantially all of the Company's assets.

    In March 1999, Accord entered into a line of credit agreement with a bank. Under this agreement, Accord could borrow up to $4 million for any purpose, for a period of two years. The interest on the outstanding line of credit is calculated daily at the LIBOR plus 1.5% (7.5% at December 31, 2000). The line of credit is collateralized by all of Accord's assets with a net book value of approximately $71,840,000.

    There were no balances outstanding for the above mentioned lines of credit and the Company was in compliance with all applicable financial covenants and restrictions for the periods presented.

10. Mandatorily Redeemable Convertible Preferred Stock:

    On June 28, 2000, Accord converted 3,693,761 mandatorily redeemable convertible preferred shares into common stock.

F–18

    Mandatorily redeemable convertible preferred shares consisted of the following at December 31, 1999 (in thousands, except share amounts):

	Number of shares authorized	Number of shares outstanding	Carrying Amount
Series A	1,149,375	1,130,994	$5,407
Series B	2,605,250	1,965,094	14,553
Series C	436,897	436,897	6,500

		3,532,985	26,460
Issuance costs			(544)

			$25,916

    In March 1998, Accord issued 807,167 series B preferred shares on the conversion of $5,983,000 of loans and accumulated interest and issued 424,174 series B preferred shares for net proceeds of $2,994,000, all at $7.31 per share.

    In August 1999, Accord issued 436,897 series C preferred shares to two investors at a purchase price of $14.88 per share for net proceeds of approximately $6,385,000.

11. Stockholders' Equity:

Public Stock Offering:

    In July 2000, Accord completed an initial public offering of 1,762,376 shares of common stock at an offering price of $35.89 per share. Of the shares sold, 1,732,665 were sold by Accord for net proceeds of approximately $54.9 million and 29,731 shares were sold by selling stockholders. Accord intends to use the net proceeds from this sale primarily for general corporate purposes, including working capital and capital expenditures.

    In August 2000, the Company completed the public offering of 5,608,976 shares of common stock at a price of $45.438 per share. Of the shares sold, approximately 3.5 million shares were sold by the Company for net proceeds of approximately $148.3 million, and the balance of shares were sold by a selling stockholder. The Company is using the net proceeds from this sale primarily for general corporate purposes, including working capital and capital expenditures.

Stock Split:

    On August 2, 2000, the Company announced that its Board of Directors approved a two-for-one split of the Company's common stock. The stock split was effected as a stock dividend on August 31, 2000, and payable to all stockholders of record as of August 15, 2000. All references to share and per share amounts for all periods presented have been adjusted to give effect to this stock split.

Preferred Stock:

    In March 1996, the Company authorized 18,095,690 shares of preferred stock. In May 1998, the Company reduced the authorized shares of preferred stock to 5,000,000. As of December 31, 1997, the Company had 7,102,104 authorized shares of convertible preferred stock, of which, 5,809,094 shares

F–19

were outstanding. During 1998, the outstanding convertible preferred shares were converted to common stock before the merger between Polycom and ViaVideo. As of December 31, 2000, the Company has no shares of preferred stock outstanding.

Common Stock:

    As of December 31, 2000 and 1999, 69,502 and 1,079,882 shares, respectively, of common stock were outstanding but subject to repurchase. These shares resulted from the founder stock of ViaVideo Communications, Inc. and ViaVideo employee stock options.

Stock Option Plan:

    In 1996, the Board of Directors reserved 6,250,000 shares of common stock under its 1996 Stock Option Plan (the Plan) for issuance to employees and directors of the Company. In 1997, 1999 and 2000, an additional 2,000,000 shares, 3,000,000 shares and 3,500,000 shares, respectively, were reserved and approved by stockholders. The Plan supersedes the 1991 Stock Option Plan (91 Plan).

    In 1996, ViaVideo reserved 1,775,526 shares of common stock under the 1996 ViaVideo Communications, Inc. Stock Option Plan (ViaVideo Plan) for issuance to employees of ViaVideo. In 1997, an additional 1,420,420 shares were reserved and approved by stockholders. The ViaVideo Plan was assumed by Polycom on January 2, 1998 pursuant to the Agreement and Plan of Reorganization by and among Polycom, Venice Acquisition Corporation and ViaVideo Communications, Inc. dated June 11, 1997 as amended September 2, 1997. All remaining option shares available for grant and subsequent cancellations of option shares under the ViaVideo Plan expired or will expire as no additional option shares can be granted from the ViaVideo Plan subsequent to the merger.

    In 1996, Atlas reserved 879,736 shares of common stock under the 1996 Stock Incentive Plan (Atlas Plan) for issuance to employees of Atlas. In 1997, an additional 351,894 shares were reserved and approved by stockholders. The Atlas Plan was assumed by Polycom on December 1, 1999 pursuant to the Agreement and Plan of Reorganization by and among Polycom, Periscope Acquisition Corporation and Atlas Communication Engines, Inc. dated November 18, 1999. All remaining option shares available for grant and subsequent cancellations of option shares under the Atlas Plan expired or will expire as no additional option shares can be granted from the Atlas Plan subsequent to the merger.

    In 1995, Accord reserved 5,087 shares of common stock under the 1995 Accord Networks Ltd. Stock ownership and Option Plan dated March 29, 1995 for issuance to employees of Accord Networks Ltd. In 1995, 1996, 1997, and 1999 an additional 239,739 shares, 17,209 shares, 687,419 shares, and 306,500 shares, respectively, were reserved. In the year 2000, the Accord Networks Ltd. 2000 Share Option Plan, the Accord Networks Ltd. Share Ownership and Option Plan (2000), and the Accord Networks, Ltd. 2000 Non-Employee Directors Option Plan were created with initial reserves of 229,875 shares, 229,875 shares and 61,300 shares, respectively. All of the Accord Networks Ltd. Plans were assumed by Polycom on February 28, 2001 pursuant to the Agreement and Plan of Merger and Reorganization dated as of December 5, 2000 as amended. All remaining option shares available for grant and subsequent cancellations of option shares under the Accord Networks Ltd. Plans expired or will expire as no additional option shares can be granted from the any of the Accord Networks Ltd. Plans subsequent to the merger.

F–20

    Under the terms of the Plan, the 91 Plan, the ViaVideo Plan, the Atlas Plan and the Accord Plans, options may be granted at prices not lower than fair market value at date of grant as determined by the Board of Directors. The options granted under the ViaVideo Plan and the 91 Plan are immediately exercisable, expire in ten years from the date of grant, and the unvested shares issued upon exercise of the options are generally subject to a right of repurchase by the Company upon termination of employment with the Company. Options granted under the Plan, the Atlas Plan and the Accord Plans expire ten years from the date of grant and generally are only exercisable upon vesting.

    Options granted under the Plan prior to December 1998 and under the 91 Plan normally vest at 20% after completing one year of service to the Company and the remaining amount equally over 48 months until fully vested after five years. Options granted under the ViaVideo Plan normally vest monthly for each month of service to the Company until fully vested after four years. Options granted under the Atlas Plan normally vest at 33% after completing one year of service to the Company and the remaining amount in equal quarterly installments over the next eight quarters until fully vested after three years. Options granted under the Accord Plans normally vest at 25% after completing one year of service to the Company and the remaining amount in equal quarterly installments over the next twelve quarters until fully vested after four years. For new options granted under the Plan beginning in December 1998, the options normally vest at 25% after completing one year of service to the Company and the remaining amount equally over 36 months until fully vested after four years. In addition, as a special grant to employees, option grants that become fully vested after one year of service to the Company have been made under the Plan and the Atlas Plan. While there are many option grants with vesting schedules different than those described, generally vesting of options is consistent within each of the plans.

F–21

    Activity under the Plans is as follows (in thousands, except share and per share data):

			Outstanding Options
	Shares Available for Grant	Number of Shares	Exercise Price	Aggregate Price	Weighted Avg Exercise Price
Balances, December 31, 1997	2,696,567	9,715,755	$0.04-$4.50	$15,287	$1.57
Options reserved	351,894	—	—	—	—
Options granted	(2,291,884)	2,291,884	$0.72-$10.28	14,198	$6.19
Options exercised	—	(1,594,100)	$0.04-$4.50	(1,655)	$1.04
Options canceled	789,904	(789,904)	$0.08-$7.56	(1,999)	$2.53
Options expired	(455,536)	—	—	—	—

Balances, December 31, 1998	1,090,945	9,623,635	$0.04-$10.28	$25,831	$2.68
Options reserved	3,306,500	—	—	—	—
Options granted	(4,003,565)	4,003,565	$2.84-$31.94	66,659	$16.65
Options exercised	—	(2,391,322)	$0.04-$16.00	(4,720)	$1.97
Options canceled	604,160	(604,160)	$0.04-$27.74	(4,581)	$7.58
Options expired	(278,192)	—	—	—	—

Balances, December 31, 1999	719,848	10,631,718	$0.04-$31.94	$83,189	$7.82
Options reserved	3,959,750	—	—	—	—
Options granted	(5,060,392)	5,060,392	$23.46-$67.00	206,899	$40.89
Options exercised	—	(3,292,079)	$0.04-$27.84	(12,569)	$3.82
Options canceled	912,420	(912,420)	$0.04-$65.19	(14,411)	$15.79
Options expired	(67,000)	—	—	—	—

Balances, December 31, 2000	464,626	11,487,611	$0.04-$67.00	$263,108	$22.90

    As of December 31, 2000, 1999 and 1998, 2,725,647, 2,644,251 and 3,791,496 outstanding options were exercisable at an aggregate average exercise price of $8.07, $1.79, and $1.14, respectively. Of these options that were exercisable, 109,083, 738,638 and 1,354,132 as of December 31, 2000, 1999 and 1998, respectively, were unvested and, the shares received on exercise would be subject to repurchase. In addition, as of December 31, 2000, 69,502 shares of common stock acquired under the ViaVideo Plan were subject to repurchase.

F–22

    The options outstanding and currently exercisable by exercise price at December 31, 2000 are as follows:

					Options Currently Exercisable
		Weighted Average Remaining Contractual Life (Yrs)	Options Outstanding
Range of Exercise Price	Number Outstanding		Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.04-$1.50	1,209,043	5.48	$0.93	852,959	$0.88
$1.56-$3.19	1,236,565	6.45	$2.55	442,156	$2.57
$3.27-$10.28	1,410,972	6.77	$6.60	558,004	$6.39
$11.91-$12.50	337,908	8.35	$12.45	105,976	$12.46
$12.56-$17.47	1,794,085	8.41	$17.19	523,130	$17.07
$17.88-$31.56	1,305,360	8.31	$27.05	232,147	$24.07
$31.66-$33.50	1,435,565	8.72	$33.40	11,275	$32.10
$33.81-$48.50	1,250,168	9.47	$42.42	—	—
$49.44-$51.47	1,140,000	9.68	$50.11	—	—
$52.43-$67.00	367,945	9.74	$59.34	—	—

	11,487,611	7.93	$22.90	2,725,647	$8.07

    Consistent with the disclosure provisions of SFAS No. 123, the Company's net income and basic and diluted net income per share would have been adjusted to the pro forma amounts indicated below (in thousands, except per share amounts):

	Year Ending December 31,
	2000	1999	1998
Net income—as reported	$37,463	$29,717	$14,621
Net income (loss)—pro forma	$(11,068)	$13,936	$3,954
Basic net income per share—as reported	$0.50	$0.45	$0.25
Basic net income (loss) per share—pro forma	$(0.15)	$0.21	$0.07
Diluted net income per share—as reported	$0.45	$0.38	$0.20
Diluted net income (loss) per share—pro forma	$(0.15)	$0.18	$0.06

    The impact on pro forma net income per share and net income in the table above may not be indicative of the effect in future years as options vest over several years and the Company continues to grant stock options to new employees.

    The fair value of each option grant is estimated on the date of grant using the multiple options approach with the Black-Scholes model with the following weighted average assumptions:

	2000	1999	1998
Risk-free interest rate	6.00%-6.24%	5.09%-5.66%	5.20%-5.57%
Expected life (yrs)	0.5	0.5	0.5
Expected dividends	—	—	—
Expected volatility	0.5-0.9	0.6-0.8	0.6-0.8

F–23

    The weighted average fair value of options granted pursuant to the Plans were $23.36, $9.58 and $3.36 in 2000, 1999 and 1998, respectively.

    The Company has also estimated the fair value of purchase rights issued under the Employee Stock Purchase Plan. Rights under this plan were also evaluated using the Black-Scholes option-pricing model. The Company's plan is described in Note 12. Purchase periods occur twice yearly and each effectively contains a 6-month option.

    The fair value of each purchase right is estimated with the Black-Scholes model with the following weighted average assumptions:

	2000	1999	1998
Risk-free interest rate	6.02%	5.09%	5.20%
Expected life (yrs)	0.5	0.5	0.5
Expected dividends	—	—	—
Expected volatility	0.9	0.8	0.8

    The weighted average fair value of purchase rights granted pursuant to the Employee Stock Purchase Plan in 2000, 1999 and 1998 was $5.73, $2.78 and $1.69, respectively.

Unearned Stock-based Compensation:

    In connection with certain stock option grants during 1999, the Company recorded unearned stock-based compensation cost totaling $2.4 million which is being recognized over the vesting period of the related options of three years. Amortization expense associated with unearned stock compensation totaled $845,000, $447,000 and zero in 2000, 1999 and 1998, respectively.

    Approximately $498,000 of unearned stock based compensation was reversed in 2000 upon cancellation of unvested stock option grants resulting from termination of certain employees.

Warrants:

    In connection with a joint marketing and development agreement, dated March 28, 1997, for the ShowStation IP, Polycom granted 3M warrants to purchase up to 4,000,000 shares of the Company's common stock at an exercise price of $3.75 per share. The warrants were due to expire in March 1999 and were exercised on March 1, 1999. The warrants were valued at approximately $40,000 on the date of grant using the Black-Scholes model. As of December 31, 2000, the Company had no warrants outstanding.

    In March 1996 and 1998, Accord issued warrants to purchase 178,906 and 369,402 shares of series B preferred stock, respectively, for total consideration of $5,000, to several shareholders at an exercise price of $7.31 per share. Accord issued 18,130 and 160,776 shares of series B preferred stock in December 1999 and January 2000, respectively, upon the exercise of warrants. In the third quarter of 2000, Accord issued 294,175 shares of common stock upon the cashless exercise of a warrant.

    On April 28, 1999, Accord granted a warrant to a bank in connection with a two-year credit line. The warrant is exercisable for a period of three years to purchase 42,009 shares of common stock at an exercise price of $11.91 per share. In December 2000 the bank exercised the warrant for 30,658 shares of common stock.

F–24

Preferred Share Rights Purchase Plan:

    On July 15, 1998, pursuant to a Preferred Shares Rights Agreement between Polycom, Inc. and BankBoston N.A., as Rights Agent, the Company's Board of Directors declared a dividend of one right to purchase one one-thousandth of a share of the Company's Series A Preferred Stock for each outstanding share of Common Stock, par value of $0.0005 per share, of the Company. The dividend was payable on July 31, 1998 to stockholders of record as of the close of business on that day. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $400.00, subject to adjustment. In October 2000, the Company's Board of Directors approved an amendment to the Preferred Share Rights Agreement to increase the exercise price of each right from $90.00 to $400.00, which amendment was implemented subsequent to year-end. The Rights become exercisable (the Distribution Date) upon the earlier of: (i) fifteen days following the first date a public announcement by the Company or an Acquiring Person that an Acquiring Person has become such (the Shares Acquisition Date) and (ii) fifteen days (or such later date as may be determined by the Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a person or group becoming an Acquiring Person. A person or group of affiliated or associated persons that beneficially owns, or has the right to acquire beneficial ownership of, 20% or more of the outstanding Common Shares is referred to as an "Acquiring Person." The Rights will expire on the earliest of (i) July 15, 2008 (the Final Expiration Date) or (ii) redemption or exchange of the Rights as described below.

    Unless the Rights are earlier redeemed, in the event that a person becomes an Acquiring Person (a Triggering Event), each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. The Company may instead substitute cash, assets or other securities for the Common Shares for which the Rights would have been exercisable.

    Similarly, unless the Rights are earlier redeemed, in the event that, after a Triggering Event, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

    At any time after a Triggering Event and prior to the acquisition by any person or entity of beneficial ownership of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

    At any time on or prior to the close of business on the earlier of (i) the Shares Acquisition Date and (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.005 per Right.

F–25

12. Employee Benefits Plans:

401 (k) Plans:

    The Company has a 401(k) Plan (the Polycom 401(k) Plan), which covers the majority of employees in the United Sates. Each eligible employee may elect to contribute to the Polycom 401(k) Plan, through payroll deductions, up to 20% of their compensation, subject to current statutory limitations. The Company, at the discretion of the Board of Directors, may make matching contributions to the Polycom 401(k) Plan. Beginning with fiscal year 2000 the Company matched 50% of the first 3% of compensation employees contribute to the Polycom 401(k) Plan, up to a maximum of $500 per participating employee per year. For fiscal year 2001, the maximum has been increased to $1,000 per participating employee per year.

    The Company also has a 401 (k) Plan which arose from the acquisition of Accord (the Accord 401(k) Plan), which covers substantially all Accord employees in the United States. Each eligible employee may elect to contribute to the Accord 401(k) Plan, through payroll deductions, up to 15% of their compensation, subject to current statutory limitations. The Company, at the discretion of the Board of Directors, may make matching contributions to the Accord 401(k) Plan but has not done so through 2000. In connection with the acquisition of Accord, the Accord 401(k) Plan will terminate in 2001. Beginning April 2, 2001, all eligible Accord employees may elect to participate in the Polycom 401(k) Plan.

Employee Stock Purchase Plan:

    Under the Employee Qualified Stock Purchase Plan, the Company can grant stock purchase rights to all eligible employees during offering periods of up to a maximum of 24 months with purchase dates approximately every six months (beginning each February and August). The Company has reserved 2,000,000 shares of common stock for issuance under the plan. Shares are purchased through employees' payroll deductions, up to a maximum of 15% of employees' compensation, at purchase prices equal to 85% of the lesser of the fair market value of the Company's common stock at either the date of the employee's entrance to the offering period or the purchase date. No participant may purchase more than 3,000 shares or $25,000 worth of common stock in any one calendar year.

Other Benefit Plans:

    Under Israeli labor laws and agreements the Company is required to pay severance pay upon dismissal of an employee of the Company's Israeli subsidiary or upon termination of employment in specified circumstances. The Company's severance pay for its employees in Israel, based upon length of service and the latest monthly salary (one month's salary for each year worked), is mainly covered by purchased managerial insurance policies. The value of these policies is recorded as an asset in the consolidated balance sheets. Under labor agreements, these insurance policies are the property of the employees, subject to specified limitations. The net amount of severance pay charged against income totaled approximately $739,000, $239,000 and $193,000 in 2000, 1999 and 1998, respectively. At December 31, 2000 and 1999 severance pay funded included in other assets was approximately $931,000 and $616,000, respectively, and accrued severance pay included in long-term liabilities was approximately $1,540,000 and $888,000, respectively.

    The Company is also contributing funds on behalf of it's Israeli employees to an individual insurance policy. This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death

F–26

and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5.0% of the employee's base salary, and the employer contributes between 13.3% and 15.8% of the employee's base salary. All of our full-time Israeli employees participate in this benefit package. We also provide some employees with an education fund, to which each participating employee contributes an amount equal to 2.5% of the employee's base salary, and the employer contributes an amount equal to 7.5% of the employee's base salary.

13. Income Taxes:

    Income tax expense consists of the following (in thousands):

	Year ended December 31,
	2000	1999	1998
Current
U. S. Federal	$24,955	$20,460	$3,415
Foreign	855	337	35
State and local	4,212	817	893

Total current	$30,022	$21,614	$4,343
Deferred
U. S. Federal	$(5,423)	$(6,538)	$(2,594)
Foreign	(15)	(130)	—
State and local	(337)	(1,330)	—

Total deferred	$(5,775)	$(7,998)	$(2,594)

Income tax expense	$24,247	$13,616	1,749

    The sources of income before the provision for income taxes are as follows (in thousands):

	Year ended December 31,
	2000	1999	1998
United States	$60,498	$49,765	$17,262
Foreign	1,212	(6,432)	(892)

Income before provision for income taxes	$61,710	$43,333	$16,370

F–27

    The Company's tax provision differs from the provision computed using statutory tax rates as follow (in thousands):

	Year ended December 31,
	2000	1999	1998
Federal tax at statutory rate	$21,590	$15,167	$5,671
State taxes, net of federal benefit	2,401	1,719	1,007
Nondeductible expenses	729	1,603	83
Tax exempt interest	(1,242)	(228)	—
Foreign income at tax rates different than U.S. rates	—	2,458	107
Change in valuation allowance	—	(7,679)	(3,863)
Current NOL and credit utilization	(1,162)	(2,183)	(1,256)
Other	1,931	2,759	—

Tax provision	$24,247	$13,616	$1,749

    The tax effects of temporary differences that give rise to the deferred tax assets are presented below (in thousands):

	2000	1999
Fixed assets, principally due to differences in depreciation	$1,516	$739
Other accrued liabilities	12,587	7,938
Capitalized research expenditures	—	—
Net operating loss carryforwards	7,019	1,681
Tax credit carryforwards	8,312	247
Valuation allowance	—	—

Net deferred tax asset	$29,434	$10,605

    The valuation allowance established in prior years was reversed in 1999 due to the Company's belief that the deferred tax assets will more likely than not be realized.

    As of December 31, 2000, the Company has tax net operating loss carryforwards for tax purposes of approximately $20,052,000 and tax credit carryforwards of $8,312,000. These net operating loss carryforwards expire in the years 2007 through 2020 and the tax credit carryforwards expire in the years 2007 through 2020. A portion of the future utilization of the Company's net operating loss and credit carryforwards are subject to certain limitations due to a change in ownership that occurred in 1998.

    The Company provides for U.S. income taxes on the earnings of foreign subsidiaries unless they are considered permanently invested outside of the U.S. At December 31, 2000, the cumulative amount of earnings upon which U.S. income taxes have not been provided are approximately $13,000,000. At December 31, 2000, the unrecognized deferred tax liability for these earnings was approximately $4,000,000.

    The Company has been granted a beneficial tax status by the Israeli tax authorities for income earned in Israel. Under the terms, the Company will not be subject to tax until two years after all accumulated net operating loss carryforwards have been offset by taxable income. A reduced 25% rate will be applied to income for eight years following the two year exemption. The reduced tax rates, as

F–28

well as other tax benefits, are conditional upon the Company fulfilling the terms stipulated under the Israeli law for the Encouragement of Capital Investments in 1959. Failure to comply with these conditions may result in cancellation of the benefits in whole or in part.

14. Business Segment Information:

    The Company operates in one business segment, named Communications, and markets its products in the United States and in foreign countries through resellers.

    The Company's net revenues are all denominated in U.S. dollars and are summarized as follows (in thousands):

	Year ended December 31,
	2000	1999	1998
United States	$245,373	$153,342	$98,710
Canada	7,054	4,825	1,222
North America	252,427	158,167	99,932
Europe, Middle East & Africa	70,602	43,312	18,337
Asia	42,120	18,550	8,188
Caribbean & Latin America	8,405	4,873	3,026

Total International	121,127	66,735	29,551

	$373,554	$224,902	$129,483

    The percentage of total net revenues for the Video Communications, Voice Communications, Network Systems and Network Access products were as follows:

	Year ended December 31,
	2000	1999	1998
Video communications	58%	56%	43%
Voice communications	23%	31%	43%
Network systems	11%	11%	10%
Network access	8%	2%	4%

Total net revenues	100%	100%	100%

    No customer accounted for more than 10% of the Company's net revenues in 2000. Lucent Technologies, Inc. accounted for 10% of the Company's net revenues in 1999 and 1998.

F–29

    The Company's fixed assets, net of accumulated depreciation, are located in the following geographical areas (in thousands):

	December 31,
	1999	2000
	Fixed assets	Fixed assets
North America	$10,128	$17,998
Israel	1,189	2,993
Other	536	1,055

Total	$11,853	$22,046

15. Earnings Per Share (EPS) Disclosures:

    In accordance with the disclosure requirements of SFAS 128, a reconciliation of the numerator and denominator of basic and diluted EPS is provided as follows (in thousands except per share amounts).

	Year ended December 31,
	2000	1999	1998
Numerator—basic and diluted EPS
Net income	$37,463	$29,717	$14,621

Denominator—basic EPS
Weighted average common stock outstanding	75,807	67,307	61,156
Shares subject to repurchase	(543)	(1,832)	(3,144)

Total shares used in calculation of basic EPS	75,264	65,475	58,012

Basic net income per share	$0.50	$0.45	$0.25

Denominator—diluted EPS
Denominator—basic EPS	75,264	65,475	58,012
Effect of dilutive securities:
Common stock options	6,035	6,543	5,997
Shares subject to repurchase	543	1,832	3,144
Convertible warrants and preferred stock	1,986	3,998	4,456

Total shares used in calculation of diluted EPS	83,828	77,848	71,609

Diluted net income per share	$0.45	$0.38	$0.20

    In 2000, 1999 and 1998, 864,887, 268,522 and 468,664 options, respectively, on a weighted average basis were excluded from the computation of earnings per share, since the option exercise price was greater than the average market price of the common shares for the period.

F–30

16. Balances and Transactions with Related Parties:

    In October 1998, Accord terminated a joint research and development agreement with a shareholder, which was originally entered into in 1995. Under the terms of the termination, the shareholder was granted a royalty-free license to sell some of the technology that was jointly developed by the two companies. Additionally, in March 1999, Accord issued to the shareholder 121,887 series A preferred shares in full and final satisfaction of the anti-dilution rights provided under a 1995 subscription agreement. The estimated value (approximately $1,656,000) of the anti-dilution right, which related to the shareholder's original preferred share purchase in 1995, and which occurred concurrently with the research and development agreement, was recorded as mandatorily redeemable convertible preferred stock and expensed in 1995. Additional share issuances under this anti-dilution right, including the final 121,887 shares, recorded at the nominal amount paid by the shareholder.

F–31

POLYCOM, INC.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands)

	Sept. 30, 2001	Dec. 31, 2000
ASSETS
Current assets
Cash and cash equivalents	$174,892	$189,399
Short-term investments	41,630	52,399
Trade receivables, net of allowance for doubtful accounts of $1,935 at September 30, 2001 and $2,588 at December 31, 2000	63,709	75,653
Inventories	41,854	49,971
Deferred taxes	24,864	26,623
Prepaid expenses and other current assets	15,317	11,283

Total current assets	362,266	405,328
Fixed assets, net	22,231	22,046
Long-term investments	92,892	53,543
Convertible notes receivable	41,500	—
Goodwill and purchased intangibles, net	11,052	—
Other long-term assets	17,094	22,791

Total assets	$547,035	$503,708

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$21,592	$33,614
Taxes payable	18,259	16,188
Other current liabilities	30,840	29,557

Total current liabilities	70,691	79,359
Long-term liabilities	1,902	1,566

Total liabilities	72,593	80,925

Stockholders' equity
Common stock	42	41
Additional paid-in capital	409,557	380,975
Cumulative other comprehensive gain (loss)	701	(63)
Unearned stock-based compensation	(953)	(610)
Accumulated earnings	65,095	42,440

Total stockholders' equity	474,442	422,783

Total liabilities and stockholders' equity	$547,035	$503,708

The accompanying notes are an integral part of these condensed consolidated financial statements.

F–32

POLYCOM, INC.

Condensed Consolidated Statements of Income

(Unaudited)

(in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	Sept. 30, 2001	Sept. 30, 2000	Sept. 30, 2001	Sept. 30, 2000
Net revenues	$82,454	$97,363	$263,141	$259,976
Cost of net revenues	35,336	42,699	112,605	112,585

Gross profit	47,118	54,664	150,536	147,391
Operating expenses:
Sales and marketing	16,775	18,439	52,824	50,808
Research and development	13,757	11,445	41,618	30,630
General and administrative	4,605	5,820	13,767	15,184
Acquisition-related costs	486	—	11,530	—
Purchased in-process research and development	—	—	2,450	—
Amortization of goodwill and purchased intangibles	1,009	—	2,018	—
Litigation settlement costs	—	—	—	6,500
Litigation reserve release	—	—	—	(1,843)

Total operating expenses	36,632	35,704	124,207	101,279
Operating income	10,486	18,960	26,329	46,112
Interest income, net	3,390	3,059	10,597	4,644
Other investments adjustment	—	—	(1,523)	—
Other income (expense)	33	(6)	(446)	30

Income before provision for income taxes	13,909	22,013	34,957	50,786
Provision for income taxes	4,034	6,828	12,302	18,262

Net income	$9,875	$15,185	$22,655	$32,524

Basic net income per share	$0.12	$0.19	$0.27	$0.44

Diluted net income per share	$0.11	$0.18	$0.26	$0.39

Weighted average shares outstanding for basic net income per share	84,189	79,390	83,432	73,157
Weighted average shares outstanding for diluted net income per share	86,720	85,920	86,322	82,719

The accompanying notes are an integral part of these condensed consolidated financial statements.

F–33

POLYCOM, INC.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(in thousands)

	Nine Months Ended
	Sept. 30, 2001	Sept. 30, 2000
Cash flows from operating activities:
Net income	$22,655	$32,524
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,196	6,488
Provision for doubtful accounts	541	1,177
Provision for excess and obsolete inventories	5,673	1,681
Tax benefit from exercise of stock options	7,032	21,366
Amortization of stock-based compensation	422	829
Loss on fixed asset disposals	933	—
Other investment adjustment	1,523	—
Purchase of in-process research and development	2,450	—
Changes in assets and liabilities:
Trade receivables	11,403	(14,472)
Inventories	2,564	(24,244)
Deferred taxes	2,248	(6,369)
Prepaid expenses and other current assets	(5,719)	(5,890)
Accounts payable	(12,830)	8,638
Taxes payable	2,732	2,984
Other current liabilities	(1,131)	9,814

Net cash provided by operating activities	51,692	34,526

Cash flows from investing activities:
Acquisition of fixed assets	(8,252)	(14,372)
Purchase of licenses	(300)	(8,321)
Proceeds from sale and maturity of investments	135,048	36,660
Purchases of investments	(163,342)	(92,271)
Purchase of convertible note receivable	(41,500)	—
Net cash received in purchase acquisitions	1,436	—
Purchase of a trademark	(1,000)	—

Net cash used in investing activities	(77,910)	(78,304)

Cash flows from financing activities:
Proceeds from issuance of common stock	11,662	11,639
Proceeds from issuance of mandatory, redeemable convertible preferred shares at a premium, net of issuance costs	—	995
Proceeds from exercise of warrants	49	—
Proceeds from stock offerings, net of issuance costs	—	203,238

Net cash provided by financing activities	11,711	215,872

Net increase (decrease) in cash and cash equivalents	(14,507)	172,094
Cash and cash equivalents, beginning of period	189,399	41,739

Cash and cash equivalents, end of period	$174,892	$213,833

SUPPLEMENTAL INFORMATION OF NONCASH INVESTING AND FINANCING:
Conversion of preferred shares to common stock	$—	$27,081

The accompanying notes are an integral part of these condensed consolidated financial statements.

F–34

POLYCOM, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. BASIS OF PRESENTATION

    The condensed consolidated balance sheet as of September 30, 2001, the condensed consolidated statements of income for the three and nine month periods ended September 30, 2001 and 2000 and condensed consolidated statements of cash flows for the nine month periods ended September 30, 2001 and 2000 have been prepared by the Company without audit. The condensed consolidated balance sheet at December 31, 2000 has been derived from the audited financial statements as of that date.

    The preparation of financial statements in conformity with United States' generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the condensed consolidated financial position, results of operations and cash flows at September 30, 2001 and for all periods presented have been made.

    The Company uses a 52-53 week fiscal year. As a result, a fiscal year or quarter may not end as of the same day as the calendar period. However, for convenience of presentation, the accompanying condensed consolidated financial statements have been shown as ending on September 30 and December 31 of each applicable period.

    Certain items in prior year's financial statements have been reclassified to conform to current year's format.

    Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States' generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission rules and regulations. These condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto as amended for the acquisition of Accord Networks Ltd. on February 28, 2001, which was treated as a pooling of interests for financial reporting purposes. The audited financial statements and notes thereto for the year ended December 31, 2000 are included in the Company's Report on Form 8-K, dated June 15, 2001, filed with the Securities and Exchange Commission.

2. INVENTORIES

    Inventories are stated at the lower of cost or market. Cost is determined in a manner which approximates the first-in, first-out ("FIFO") method. Inventories consisted of the following (in thousands):

	Sept. 30, 2001	Dec. 31, 2000
Raw materials	$10,353	$8,573
Work in process	502	1,033
Finished goods	30,999	40,365

	$41,854	$49,971

F–35

3. BANK LINE OF CREDIT

    The Company has available a $15.0 million revolving line of credit under an agreement with a bank. Borrowings under the line are unsecured and bear interest at the bank's prime rate (6.28% at September 30, 2001) or at an offshore interbank offered rate (IBOR) plus 0.65% (approximately 3.32% to 3.36%, depending on the term of the borrowings at September 30, 2001). Borrowings under the line are subject to certain financial covenants and restrictions on liquidity, indebtedness, financial guarantees, business combinations, profitability levels, and other related items. The line expires on October 31, 2002 but may be renewed by the Company for an additional year so long as certain liquidity measures are met at the time of renewal.

4. NET INCOME PER SHARE INFORMATION

    In accordance with the disclosure requirements of the Statement of Financial Standards (SFAS) No. 128, a reconciliation of the numerator and denominator of basic and diluted net income per share is provided as follows (in thousands except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
Numerator—basic and diluted net income per share
Net income	$9,875	$15,185	$22,655	$32,524

Denominator—basic net income per share
Weighted average common stock outstanding	84,195	79,730	83,455	73,847
Shares subject to repurchase	(6)	(340)	(23)	(690)

Total shares used in calculation of basic net income per share	84,189	79,390	83,432	73,157

Basic net income per share	$0.12	$0.19	$0.27	$0.44

Denominator—diluted net income per share
Denominator—basic net income per share	84,189	79,390	83,432	73,157
Effect of dilutive securities:
Common stock options	2,525	6,164	2,867	6,200
Shares subject to repurchase	6	340	23	690
Convertible preferred shares	—	—	—	2,445
Convertible warrants	—	26	—	227

Total shares used in calculation of diluted net income per share	86,720	85,920	86,322	82,719

Diluted net income per share	$0.11	$0.18	$0.26	$0.39

    For the three months ended September 30, 2001 and 2000 and the nine months ended September 30, 2001 and 2000, 6,587,559, 117,234, 4,637,927 and 402,715 options, respectively on a weighted average basis, were excluded from the computation of net income per share, since the exercise price was greater than the average market price of the common shares for the periods.

F–36

5. BUSINESS SEGMENT INFORMATION

    The Company operates in one business segment, named Communications, and markets its products in the United States and in foreign countries through resellers. The percentage of total net revenues for the Video Communications, Voice Communications, Network Systems and Network Access products were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
Video communications	53%	62%	50%	59%
Voice communications	19%	18%	21%	24%
Network systems	26%	11%	23%	11%
Network access	2%	9%	6%	6%

Total net revenues	100%	100%	100%	100%

6. COMPREHENSIVE INCOME

    In accordance with the disclosure requirements of SFAS No. 130, "Reporting Comprehensive Income", the components of comprehensive income are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2001	2000	2001	2000
Net income	$9,875	$15,185	$22,655	$32,524
Change in unrealized gains (losses) on marketable securities	(116)	(63)	764	8

Comprehensive income	$9,759	$15,122	$23,419	$32,532

7. INVESTMENTS

    The Company's investments are comprised of U.S., state and municipal government obligations and foreign and domestic public corporate equity and debt securities. Investments with maturities of less than one year are considered short-term and are carried at fair value. Nearly all investments are held in the Company's name at major financial institutions. The specific identification method is used to determine the cost of securities disposed of, with realized gains and loses reflected in interest income, net. At September 30, 2001 and 2000, all of the Company's investments were classified as available for sale. Unrealized gains and losses on these investments are included as a separate component of stockholders' equity.

    The Company also has investments in private companies. These investments are included in "Other Long-term Assets" in the Company's condensed consolidated balance sheets and are carried at cost. The Company monitors these investments for impairment and makes appropriate reductions in carrying value when necessary. During the three months ended September 30, 2001 there were no impairment charges taken relative to the value of these investments. For the nine months ended September 30, 2001 the Company reduced the carrying amount by $1.5 million.

F–37

8. BUSINESS COMBINATIONS

Accord Networks Ltd

    On February 28, 2001, the Company completed the acquisition of Accord Networks Ltd. (Accord). Accord is a leading provider of next-generation, rich-media network products that enable Internet Protocol (IP) and other network voice and video communications in both the customer premises and service provider markets. Under the terms of the merger, Polycom exchanged approximately 6.5 million shares of common stock for all outstanding Accord shares and assumed Accord options and warrants exercisable into approximately 1.3 million shares of Polycom common stock. The exchange and assumption was at a rate of 0.3065 Polycom shares for each Accord share. The transaction was accounted for as a pooling of interests and accordingly, Polycom's historical consolidated financial statements presented were restated to include the accounts and results of operations of Accord. All intercompany transactions between the two companies have been eliminated in consolidation. Polycom and Accord had the same fiscal year ends of December 31. Further, adjustments required to conform accounting policies between the two companies, primarily associated with fixed asset accounting, were insignificant.

    The following table reconciles Polycom's original revenue and earnings to the combined amounts ($ in thousands, except per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
Net revenues:
Polycom	$82,454	$86,489	$253,365	$231,272
Accord Networks	—	10,874	9,776	28,704

Combined net revenues	$82,454	$97,363	$263,141	$259,976

Net income:
Polycom	$9,875	$13,846	$22,573	$37,076
Accord Networks	—	1,339	82	(4,552)

Combined net income	$9,875	$15,185	$22,655	$32,524

Basic net income per share:
Polycom	$0.12	$0.19	$0.27	$0.52
Accord Networks	0.00	0.00	0.00	(0.08)

Combined basic net income per share	$0.12	$0.19	$0.27	$0.44

Diluted net income per share:
Polycom	$0.11	$0.18	$0.26	$0.48
Accord Networks	0.00	0.00	0.00	(0.09)

Combined diluted net income per share	$0.11	$0.18	$0.26	$0.39

Circa Communications Ltd.

    On April 2, 2001 the Company completed the acquisition of privately-held development stage Circa Communications Ltd. (Circa), a leading developer of voice over internet protocol (VoIP)

F–38

telephony products, in exchange for 665,884 shares of common stock and assumption of outstanding options exercisable into 248,597 shares of Polycom common stock, with an aggregate value of $9.8 million, and $4.0 million cash for preferred stock plus acquisition costs of approximately $0.8 million. An additional 421,555 shares of Polycom common stock are issuable upon the successful completion of certain revenue based earn-out thresholds. The acquisition was accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date.

    Since April 2, 2001, the results of operations of Circa have been included in the Company's consolidated statements of income. The Company recorded deferred stock-based compensation of approximately $780,000 associated with unvested stock options issued to employees in conjunction with the acquisition. This amount is included as a component of stockholders' equity and is being amortized over the vesting period of options consistent with the guidance stated in FASB Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25".

    The following is a summary of the allocation of purchase price in the acquisition of Circa (in thousands):

Tangible assets less liabilities assumed	$(730)
In-process research and development	2,450
Identifiable intangible assets	3,650
Goodwill	8,454
Deferred compensation	780

Total purchase price	$14,604

    The amount allocated to purchased in-process research and development was determined through established valuation techniques in the high-technology communications industry and were expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. It is reasonably possible that the development of this technology could fail because of either prohibitive cost, inability to perform the required efforts to complete the technology or other factors outside of the Company's control such as a change in the market for the resulting developed products. In addition, at such time that the project is completed it is reasonably possible that the completed products do not receive market acceptance or that the Company is unable to produce and market the product cost effectively.

    Goodwill and acquired intangible assets, primarily representing existing partnerships and acquired workforce, are being amortized over the estimated useful lives of three years. For the three and nine months ended September 30, 2001, amortization of goodwill, deferred stock-based compensation and other intangible assets associated with this acquisition totaled $1.1 million and $2.2 million, respectively.

    The following unaudited pro forma financial information reflects the results of operations for the three and nine months ended September 30, 2001 and 2000 as if the acquisition had occurred on January 1, 2000. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken

F–39

place on January 1, 2000, and may not be indicative of future operating results, (unaudited, in thousands, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
Net revenues	$82,454	$97,363	$263,141	$259,976
Net income	$9,875	$14,409	$20,865	$30,978
Net income per share:
Basic	$0.12	$0.18	$0.25	$0.42
Diluted	$0.11	$0.17	$0.24	$0.37
Weighted average shares:
Basic	84,189	80,056	83,654	73,823
Diluted	86,720	86,835	86,627	83,634

9. ACQUISITION-RELATED CHARGES

    In the nine months ended September 30, 2001, related to the completion of the acquisitions of Accord Networks Ltd. and Circa Communications Ltd., the Company recognized charges of $11,530,000 for the acquisition-related costs including cost of actions designed to improve the Company's combined competitiveness, productivity and future profitability. These acquisition-related actions included the elimination of redundant and excess facilities and workforce in the Company's combined businesses and the elimination of redundant assets. The components of this charge included facilities charges of $841,000, severance costs of $328,000, asset impairments of $1,108,000, asset write-offs of $771,000, other exit costs of $309,000 and merger-related transaction and period expenses of $8,173,000. Planned workforce reductions were completed in July 2001. Facility charges were primarily comprised of lease termination costs and are scheduled to be complete by March 2002. Asset write-offs and asset impairments were principally related to the elimination of redundant or excess equipment. Other exit costs were related to payment obligations that carry no future benefit to the combined operations and are scheduled to be complete by March 2002. Merger-related transaction and period expenses principally consisted of financial advisory, accounting and legal fees, and other direct merger-related expenses incurred in the period.

    The following table summarizes the status of the Company's acquisition-related costs:

	Facilities Charges	Severance Cost	Asset Impairment	Asset Write-off	Other Exit Costs	Merger Fees & Expenses
2000 Charges	$—	$—	$—	$—	$—	$4,768
2000 Usage	—	—	—	—	—	(301)
Balance at 12/31/2000	—	—	—	—	—	4,467
Charges in nine months ended 9/30/2001	841	328	1,108	771	309	8,173
Usage in nine months ended 9/30/2001	—	(298)	(1,108)	(771)	(62)	(11,778)

Balance at 9/30/2001	$841	$30	$—	$—	$247	$862

F–40

10. INCOME TAXES

    The provision for income taxes was $4.0 million for the three months ended September 30, 2001 and $6.8 million for the same period of 2000. For the nine month period ended September 30, 2001, the provision for income taxes was $12.3 million compared to $18.3 million for the same period last year. The decrease in the provision for income taxes for the three months ended September 30, 2001 compared to the same period in 2000 was due to a decrease in effective taxes on foreign income net of nondeductible acquisition and other related costs.

11. STOCK OPTION EXCHANGE PROGRAM

    On May 21, 2001, the Company commenced a voluntary stock option exchange program to certain eligible employees and consultants of the Company. Under the program, eligible employees and consultants were given the option to cancel each outstanding stock option previously granted to them at an exercise price greater than or equal to $23.55 per share, in exchange for a new 0.85 option to buy shares of the Company's common stock to be granted on December 26, 2001, six months and one day from June 25, 2001, the date the old options were cancelled. The exercise price of these new options will be equal to the fair market value of the Company's common stock on the date of grant. In total, 1.1 million stock options were cancelled as a result of this program. The exchange program is not expected to result in any additional compensation charges or variable option plan accounting.

12. RECENT ACCOUNTING PRONOUNCEMENTS

    In September 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133, as amended by SFAS 138, established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities, and is effective for the fiscal years beginning after September 15, 2000. The Company adopted this pronouncement on January 1, 2001. This adoption did not have a material impact on the Company's consolidated financial position, results of operations and cash flows.

    In September 2001, the FASB Emerging Issues Task Force ("EITF") issued EITF Issue No. 00-25 ("EITF 00-25"), "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." EITF 00-25 established the treatment in the income statement of vendor consideration to resellers of a vendor's products. EITF 00-25 is effective for the interim and year end periods beginning after December 15, 2001. The Company has not yet determined the impact that adoption of this pronouncement will have on the Company's consolidated financial position, results of operations and cash flows.

    In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company will adopt this pronouncement beginning with the PictureTel Corporation acquisition completed on October 18, 2001. See Note 13 of Notes to Condensed Consolidated Financial Statements. The Company is currently assessing the impact of SFAS 141 on the Company's consolidated financial position, results of operations and cash flows.

    In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after March 15, 2001. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment

F–41

only approach. In addition, the standard includes provisions, upon adoption, for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. For existing goodwill and other intangibles, the Company will adopt this pronouncement on January 1, 2002. The Company will adopt this pronouncement for new acquisitions beginning with the PictureTel Corporation acquisition completed on October 18, 2001. See Note 13 of Notes to Condensed Consolidated Financial Statements. The Company is currently assessing the impact of SFAS 142 on the Company's consolidated financial position, results of operations and cash flows.

    In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for fiscal years beginning after December 15, 2001. SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions relating to the disposal of a segment of a business of Accounting Principles Board Opinion No. 30. The Company is currently assessing the impact of SFAS 144 on the Company's consolidated financial position, results of operations and cash flows.

13. SUBSEQUENT EVENTS

Acquisition of PictureTel Corporation

    On October 18, 2001, the Company announced the completion of its acquisition of PictureTel Corporation (PictureTel), a worldwide leader in visual collaboration. Under the terms of the transaction, the Company exchanged a combination of 0.1177 shares of Polycom common stock and $3.11 in cash for each outstanding share of PictureTel common stock. In total, approximately 6.9 million shares of the Company's common stock, net of treasury shares obtained through the acquisition, and approximately $183 million in cash was exchanged for all outstanding shares of PictureTel's common stock. In addition, the Company assumed certain outstanding options and warrants which, following assumption by Polycom, became exercisable for approximately 1.2 million shares of the Company's common stock. The acquisition will be accounted for as a purchase business combination using the guidance contained in SFAS 141.

F–42

7,000,000 Shares
Common Stock

Thomas Weisel Partners LLC	Morgan Stanley

Goldman, Sachs & Co.
RBC Capital Markets
Wells Fargo Securities, LLC

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following is an itemized statement of the costs and expenses, other than underwriting discounts and commissions, incurred and to be incurred by the Registrant in connection with the issuance and distribution of the securities registered hereby. All amounts are estimates except the Securities and Exchange Commission ("SEC") registration fee and the National Association of Securities Dealers, Inc. ("NASD") filing fee.

SEC registration fee	$67,493
NASD Filing Fee	28,739
Accounting fees and expenses	200,000
Legal fees and expenses	270,000
Printing fees	100,000
Transfer agent and registrar fees	5,000
Miscellaneous	28,768

Total	$700,000

Item 15. Indemnification of Directors and Officers

        Section 145 of the General Corporation Law of Delaware (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that any such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in connection with the defense or settlement of any action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of an action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) which such officer or director actually and reasonably incurred. The foregoing description is qualified in its entirety by reference to the more detailed provisions of Section 145 of the DGCL.

        Section 102 of the DGCL allows a Delaware corporation to eliminate or limit the personal liability of a director to the corporation or to any of its stockholders for monetary damage for a breach of fiduciary duty as a director, except in the case where the director (i) breaches such person's duty of loyalty to the corporation or its stockholders, (ii) fails to act in good faith, engages in intentional misconduct or knowingly violates a law, (iii) authorizes the payment of a dividend or approves a stock purchase or redemption in violation of Section 174 of the DGCL or (iv) obtains an improper personal benefit.

        In accordance with the DGCL, Article IX of the Registrant's Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, as the same now exists or may hereafter be amended, no director shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

        As permitted by the DGCL, the Registrant's bylaws provide that directors, officers and agents of the Registrant shall be indemnified against expenses including attorneys' fees, judgments, fines, settlements actually and reasonably incurred in connection with any proceeding arising out of their status as such.

        The Registrant maintains insurance covering its directors and officers against certain liabilities incurred by them in their capacities as such, including among other things, certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant has also entered into indemnification agreements with its directors and officers that provide the maximum indemnity allowed to directors and officers by the DGCL and the Registrant's Bylaws.

        The Underwriting Agreement provides for indemnification by the Underwriters of the Registrant and its directors and officers who sign this Registration Statement against certain liabilities, including liabilities under the Securities Act.

        Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Document	Exhibit Number
Form of Underwriting Agreement	1.1
Amended and Restated Certificate of Incorporation of Polycom, Inc.	3.1
Amended and Restated Bylaws of Polycom, Inc.	3.2

Item 16. Exhibits

        The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number	Exhibit Title
1.1	Form of Underwriting Agreement.*
2.1	Agreement and Plan of Merger and Reorganization dated December 5, 2000, by and among the Registrant, Merger Sub Ltd. and Accord Networks Ltd. (which is incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by the Registrant with the commission on December 12, 2000).
2.2	Agreement and Plan of Merger dated May 24, 2001, by and among the Registrant, Pharaoh Acquisition Corp. and PictureTel Corporation (which is incorporated herein by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form S-4 (Reg. No. 333-63252) filed with the Commission on June 18, 2001).
2.3	Addendum to the Agreement and Plan of Merger, dated May 24, 2001, by and among Polycom, Inc., Pharaoh Acquisition Corp. and PictureTel Corporation (which is incorporated herein by reference to Exhibit 12(d)(4) to Amendment No. 6 to the Schedule TO filed with the Commission on October 3, 2001).
3.1	Amended and Restated Certificate of Incorporation of Polycom, Inc. (which is incorporated herein by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-3 filed with the Commission on July 6, 2000).
3.2	Amended and Restated Bylaws of Polycom, Inc. (which is incorporated herein by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).

4.1	Reference is made to Exhibit 3.1 and 3.2.
4.2	Specimen Common Stock certificate (which is incorporated herein by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-02296) filed with the Commission on March 12, 1996).
4.3	Amended and Restated Investor Rights Agreement, dated May 17, 1995, among the Registrant and the Investors named therein (which is incorporated herein by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-02296) filed with the Commission on March 12, 1996).
4.4	Preferred Shares Rights Agreement dated as of July 15, 1998 and as amended March 2, 2001, between Polycom, Inc. and Fleet Bank, N.A. formerly known as BankBoston, N.A. BankBoston N.A., including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights Attached thereto as Exhibits A, B and C, respectively (which is incorporated herein by reference to Exhibit 1 to the Registrant's Form 8-A filed with the Commission on March 2, 2001).
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.*
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.
23.2	Consent of PricewaterhouseCoopers LLP, independent accountants.
23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).*
24.1	Power of Attorney.*

*
Previously filed with the Registration Statement on Form S-3 (Reg No. 333-76356) filed by the Registrant on January 7, 2002.

Item 17. Undertakings

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule

    424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement (No. 333-76356) to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Milpitas, State of California, on January 23, 2002.

POLYCOM, INC.
By:	/s/ ROBERT C. HAGERTY Robert C. Hagerty Chairman of the Board of Directors, Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement (No. 333-76356) has been signed by the following persons on January 23, 2002 in the capacities indicated:

Signature	Title

/s/ ROBERT C. HAGERTY Robert C. Hagerty	Chairman of the Board of Directors, Chief Executive Officer and President (principal executive officer)
MICHAEL R. KOUREY* Michael R. Kourey	Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary and Director (principal financial and accounting officer)
BETSY S. ATKINS* Betsy S. Atkins	Director
JOHN SEELY BROWN* John Seely Brown	Director
JOHN A. KELLEY* John A. Kelley	Director
STANLEY J. MERESMAN* Stanley J. Meresman	Director
WILLIAM A. OWENS* William A. Owens	Director
*By:	/s/ ROBERT C. HAGERTY Robert C. Hagerty Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1.1	Form of Underwriting Agreement.*
2.1
Agreement and Plan of Merger and Reorganization dated December 5, 2000, by and among the Registrant, Merger Sub Ltd. and Accord Networks Ltd. (which is incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by the Registrant with the commission on December 12, 2000).
2.2
Agreement and Plan of Merger dated May 24, 2001, by and among the Registrant, Pharaoh Acquisition Corp. and PictureTel Corporation (which is incorporated herein by reference to Exhibit 2.1 to Registrant's Registration Statement on Form S-4 (Reg. No. 333-63252) filed with the Commission on June 18, 2001).
2.3
Addendum to the Agreement and Plan of Merger, dated May 24, 2001, by and among Polycom, Inc., Pharaoh Acquisition Corp. and PictureTel Corporation (which is incorporated herein by reference to Exhibit 12(d)(4) to Amendment No. 6 to the Schedule TO filed with the Commission on October 3, 2001).
3.1
Amended and Restated Certificate of Incorporation of Polycom, Inc. (which is incorporated herein by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-3 filed with the Commission on July 6, 2000).
3.2	Amended and Restated Bylaws of Polycom, Inc. (which is incorporated herein by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
4.1	Reference is made to Exhibit 3.1 and 3.2.
4.2
Specimen Common Stock certificate (which is incorporated herein by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-02296) filed with the Commission on March 12, 1996).
4.3
Amended and Restated Investor Rights Agreement, dated May 17, 1995, among the Registrant and the Investors named therein (which is incorporated herein by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-02296) filed with the Commission on March 12, 1996).
4.4
Preferred Shares Rights Agreement dated as of July 15, 1998 and as amended March 2, 2001, between Polycom, Inc. and Fleet Bank, N.A. formerly known as BankBoston, N.A. BankBoston N.A., including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights Attached thereto as Exhibits A, B and C, respectively (which is incorporated herein by reference to Exhibit 1 to the Registrant's Form 8-A filed with the Commission on March 2, 2001).
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.*
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.
23.2	Consent of PricewaterhouseCoopers LLP, independent accountants.
23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).*
24.1	Power of Attorney.*

*
Previously filed with the Registration Statement on Form S-3 (Reg No. 333-76356) filed by the Registrant on January 7, 2002.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Business
Our Markets and Products
Our Competitive Strengths
Our Strategy
Recent Developments
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL DATA (in thousands, except per share data)
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
POLYCOM, INC. INDEX TO FINANCIAL STATEMENTS
POLYCOM, INC. CONSOLIDATED BALANCE SHEETS (in thousands, except share and per share data)
POLYCOM, INC. CONSOLIDATED STATEMENTS OF INCOME (in thousands, except per share data)
POLYCOM, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (in thousands, except share data)
POLYCOM, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
POLYCOM, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
POLYCOM, INC. Condensed Consolidated Balance Sheets (Unaudited) (in thousands)
POLYCOM, INC. Condensed Consolidated Statements of Income (Unaudited) (in thousands, except per share data)
POLYCOM, INC. Condensed Consolidated Statements of Cash Flows (Unaudited) (in thousands)
POLYCOM, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
EXHIBIT INDEX